MANAGEMENT REPORT – 1ST QUARTER OF 2013

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first quarter of 2013, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

The information included in this material is available in the Investor Relations’ website of Itaú Unibanco: www.itau-unibanco.com.br/ri > Financial Information > Financial Statements > BRGAAP > 2013.

1)	ECONOMIC ENVIRONMENT

2013 started with a better outlook for the world scenario. Greater global growth and lower risks are expected. Events such as the bank crisis in Cyprus and the political uncertainty in Italy show that volatility remains, but the European Central Bank’s willingness to purchase bonds from countries in distress has significantly reduced the chances of a rupture. The growth in the first quarter of the year was not uniform. The USA recorded robust growth rates, with the positive contribution by its private sector. In Europe, however, recession may remain longer than expected.

In the domestic scenario, our hope is that the economic recovery, started at the end of last year, remains throughout this year, supported by local incentives and the improved foreign scenario. We expect a higher growth for the first quarter, of approximately 1.2% as compared to the previous period, partially due, however, to temporary factors. Economic fundamentals suggest moderate growth ahead. We believe that Brazil will grow by 3.0% in 2013. Inflation measured by IPCA continues to be impacted in the short term and breached the ceiling target in March. We believe, nevertheless, that this trend will be reversed in the upcoming months, and IPCA should close the year at 5.6%. In April the Central Bank raised the SELIC rate from 7.25% to 7.50%. From our viewpoint, the increase cycle will be of up to 1 percentage point of the SELIC rate, with increases of 0.25% in each meeting.

2)	HIGHLIGHTS

2.1)	Corporate Events

Increase in the limit of foreign interest in common stock – in March 2013, a Presidential Decree was published to authorize the increase, from 7.18% to 30%, in relation to the limit of foreign interest in common stock. This authorization does not impact our corporate or controlling structure.

Share Bonus of 10% – in March 2013 we announced a proposal to increase our capital by way of share bonus of 10%, through the capitalization of the statutory revenue reserves. Capital will be increased with the issue of 457,093,610 new book-entry shares, without par value, of which 228,928,640 are common and 228,164,970 are preferred shares, assigned to shareholders as share bonus, free of charge, in the proportion of one new share for ten shares of the same type held. The base date of the right to the share bonus will be communicated to the market after authorization by BACEN. This proposal aims at adding value to our stockholders, as follows:

▪	The unit cost assigned to these shares is R$ 35.00, increasing the average cost of the shares held in the stockholder’s portfolio.

▪	Payment of dividends – monthly dividends will remain at R$ 0.015 per share. Therefore, the amounts monthly paid to our stockholders will be increased by ten percent (10%) after the inclusion of the share bonus in the stock position.

United Kingdom Authorization – The start-up of Itaú BBA International Ltd. in London occurred in February 2013. The bank was organized with the absorption of Banco Itaú BBA International S.A., which was headquartered in Portugal. The process was approved by the local regulatory authorities and the Central Bank of Brazil in December 2012.

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Banco Itaú BMG Consignado S.A. – in April 2013, the Central Bank approved the association between Itaú Unibanco and Banco BMG S.A., structured by means of Banco Itaú BMG Consignado S.A., aiming at the offer, distribution and sale of payroll advance loans in Brazil. We expect that the operations of Itaú Unibanco, together with the portfolio of Banco Itaú BMG Consignado S.A. will reach approximately R$ 12 billion in the next two years, assuming the leadership among the private banks in this segment.

2.2)	Annual and Extraordinary General Meetings

On April 19, 2013 we held general meetings for our stockholders to resolve on, among other matters, the composition of Itaú Unibanco’s management and, accordingly, the manner in which our business is managed. This year stockholders were offered the option to prepare in advance for the voting, as we disclosed the Meeting Manual in its entirety 30 days before the event. Among the main resolutions, we highlight the following:

▪	Share bonus – as aforementioned, the Extraordinary General Meeting approved the increase in capital by R$ 15 billion, with a share bonus of 10% of the Company’s shares. This operation is pending approval by BACEN.

▪	Age Limit – the Meeting approved the raise of the minimum age to serve in the position of Chief Executive Officer of the company to 62 years of age.

▪	Approval of the Financial Statements (Balance Sheet, other Statements and Notes to the Financial Statements) for the fiscal year ended December 31, 2012.

▪	Election of members for the Board of Directors – the Meeting approved the reelection of current members: Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal.

▪	Election of members for the Fiscal Council – the Meeting approved the reelection of current members: Iran Siqueira Lima, Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros; and as alternate members: João Costa, José Caruso Cruz Henriques and Ernesto Rubens Gelbcke.

Electronic Meeting – one more time we made available to our stockholders the Electronic Voting Platform, which aims mainly at encouraging and making the stockholders’ participation easier. We were the first financial institution to provide this mechanism in Brazil, from last year on, thus allowing our stockholders to exercise their right to vote by electronic proxy, in advance, from any part of the world, without having to attend the Meeting in person. The Meeting Manual was made available to stockholders in the Investor Relations website, with a step-by-step guide on how to use this tool.

2.3)	Technology

In an increasingly competitive market, we focus our investments on improving availability and becoming more agile in the delivery of offers of products and services to our millions of clients. These initiatives are part of the R$ 10.4 billion investment announced in 2012, which purpose is to improve efficiency, providing quality and agility in our operations in an expeditious, modern and safe manner.

Investments – in line with the strategy to seek efficiency in our business, in the first quarter of 2013 we announced some facilities and novelties to our clients, such as forwarding payment forms through mobile phone, taking out travel insurance via mobile phone and programmed deposits in investment funds.

Social Networks – in less than two years, our Facebook page reached over 4.5 million fans, and we currently are the bank with the highest number of fans in the world. In addition to this social network page, we have over 35 thousand followers on Twitter, and over 40 million views on our YouTube channel.

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2.4)	Other Highlights

Changes in the Executive Committee – in February we announced the restructuring of Itaú Unibanco’s Executive Committee, aiming at streamlining the organization’s structure to provide more agility to the decision-making process, in addition to promoting efficiency gains and synergy by unifying the business and support areas. This initiative signals the new moment experienced by the organization, strengthens the Executive Committee and should significantly contribute to Itaú Unibanco’s new challenges in face of competition in the Brazilian banking market.

2012 Annual Report – we published our annual report 72 hours after the disclosure of the 2012 results, occurred on February 5, 2013. This edition has changes in relation to the previous years, since its contents are consistent with the other reports published by the bank, such as the Reference Form and the 20-F Form. New tools were included, such as an interactive spreadsheet with financial, managerial and accounting data, in addition to videos segmented by theme, with personal accounts given by the Chairman of our Board of Directors and the Chief Executive Officer. The Annual Report, in English and Portuguese versions, is available on website www.itauunibanco.com.br.

2.5)	Awards and Recognition

Global Custodian – promoted by this acknowledged publication in the Securities Services segment, we were elected as the Best Custodian in the Agent Banks in Emerging Markets survey, in the following markets:

-	Americas and Caribbean Regions for international clients;
-	Chile for international clients;
-	Brazil for local and international consumers.

International Law Office – we were granted the best legal team in Latin America award in the Regulatory (Financial Services) category. Deemed as one of the most relevant acknowledgments in the legal segment, the ILO Latin American Counsel Awards 2013 had over 4 thousand indications of professionals from legal offices and advisory offices from throughout Latin America. This award is promoted by International Law Office in partnership with Association of Corporate Counsel.

Trade Finance Magazine – elected Deal of the Year 2012, Itaú BBA was recognized by its pioneering role in funding for the offshore sector financing. Itaú BBA is one of the main banks in Latin America to support the international expansion of Brazilian companies.

3)	PERFORMANCE

3.1)	Indices

We present below the performance of the main financial indicators:

%
Indices	March 31, 2013	March 31, 2012	Change (bps)
Recurring return on average equity - annualized	19.1	20.0	-90
Return on average equity - annualized	18.9	19.3	-40
Risk-Adjusted Efficiency Ratio(1)	72.8	73.9	-110
Recurring return on average assets - annualized	1.4	1.6	-20
Return on average assets - annualized	1.4	1.6	-20
Basel ratio - economic financial consolidated	17.7	16.1	160
Fixed assets ratio - financial conglomerate	47.2	45.0	220

(1) Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

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3.2)	Income

R$ billion
Statement of Income for the Period(1)	1st Q/13	1st Q/12	Change (%)
Gross income from financial operations	7.9	9.0	-12.3
Expenses for allowance for loan losses	(4.9)	(6.0)	-18.0
Income from recovery of credits written off as loss	1.1	1.2	-8.9
Banking service fees and income from bank charges	5.6	5.0	11.5
Income from insurance, pension plan and capitalization operations	0.9	0.8	15.5
Personnel, and other administrative and operating expenses	(8.3)	(8.1)	2.3
Tax expenses	(1.2)	(1.2)	-1.8
Income tax and social contribution	(1.4)	(1.8)	-22.7
Recurring net income	3.5	3.5	-0.9
Net income	3.5	3.4	1.4

Dividends and interest on capital (net of taxes)	0.6	0.7	-10.6

(1) Excludes the non-recurring effects of each period.

Net income for the period from January to March 2013 reached R$ 3.47 billion, with annualized return of 18.9% on average equity (19.3% in the same period of the previous year). Recurring net income was R$ 3.51 billion, with annualized return of 19.1%. The decrease of 12.3% in income from financial operations (before allowance for loan losses), the increase of 11.5% in banking service fees and income bank charges, and of 15.5% in income from insurance, pension plan and capitalization operations, as compared to the same period of 2012, added to the control over personnel, and other administrative and operating expenses, which increased 2.3% in the period, contributed to the result.

The risk-adjusted efficiency ratio reached 72.8% in the first quarter of 2013, as compared to 73.9% recorded in the same period of 2012.

3.3)	Asset Data

R$ billion
Balance Sheet	March 31, 2013	March 31, 2012	Change (%)
Total assets	1,028.7	896.8	14.7
Loan portfolio with endorsements and sureties	434.2	400.5	8.4
Free, raised and managed own assets	1,489.7	1,310.9	13.6
Subordinated debt	52.0	45.0	15.7
Stockholders’ equity	74.4	72.5	2.7
Referential equity (economic financial consolidated)	110.6	94.0	17.7

3.3.1)	Assets

Total consolidated assets exceeded R$ 1.0 trillion at the end of March 2013, which represented a growth of 14.7% when compared to the same period of the previous year. Noteworthy is the 38.2% increase in the institution’s liquidity (cash and cash equivalents added to short-term investments, current).

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

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Loan Portfolio

At March 31, 2013 the balance of the loan portfolio, including endorsements and sureties, reached R$ 434.2 billion, an increase of 8.4% as compared to March 31, 2012, as shown in the table below: If we also include the risks associated to the credits we borrow in the private securities modality, this increase will reach 9.2%.

R$ Million
Loan Portfolio	March 31, 2013	March 31, 2012	Change (%)
Individuals	152,749	149,208	2.4
Credit cards	41,362	36,574	13.1
Personal credit and Payroll advance loans	43,690	38,988	12.1
Vehicles	48,532	59,054	-17.8
Mortgage loan	19,165	14,591	31.3
Companies	250,630	229,594	9.2
Corporate	163,684	139,615	17.2
Very small, Small and Middle Market	86,946	89,979	-3.4
Argentina/Chile/Paraguay/Uruguay	30,860	21,717	42.1
Total with endorsements and sureties	434,239	400,519	8.4
Corporate – Private securities	21,924	17,067	28.5
Total with endorsements, sureties and private securities	456,162	417,586	9.2
Total with endorsements, sureties and private securities (former Vehicles)	407,630	358,532	13.7

Individuals Segment – In Brazil, our loan portfolio to individuals reached R$ 152.7 billion at March 31, 2013, relatively steady when compared to March 31, 2012. Highlights:

▪	We are leaders in the Vehicle Financing and Credit Card segments, with balances at March 31, 2013 of R$ 48.5 billion and R$ 41.4 billion, respectively, with a reduction of 17.8% and an increase of 13.1% in the year, as a result of our strategies to prioritize lower risks.

▪	Our portfolios of Personal Loans and Payroll Advance Loans posted a significant growth of 12.1%. Our payroll advance loans portfolio includes the new institution, Banco Itaú BMG Consignado, in which we hold a controlling stake of 70%, and which operations started in December 2012.

▪	Mortgage loan reached a 31.3% increase, as compared to March 2012. The offer of mortgage loan is promoted by the network of branches, development companies and real estate agencies, as well as partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda, among others.

Companies – In Brazil, our portfolio of Loan Operations to Companies reached R$ 250.6 billion at March 31, 2013, posting a growth of 9.2% in relation to March 31, 2012. In the Very Small, Small and Medium Businesses, we serve companies by way of a dedicated structure, with specific products and services. Through Itaú BBA, we serve over 3 thousand of the largest corporate groups in Brazil, with a loan portfolio composed of loans in national and foreign currency, mandatory loans (BNDES onlending, Rural Credit and Mortgage Loans) and guarantees.

Abroad – In the Southern Cone (Argentina, Chile, Paraguay and Uruguay), our Loan Portfolio recorded a significant increase of 42.1% in the individuals and companies segments. Noteworthy is the increase of 45.5% in the loans to individuals in Argentina and of 47.9% in the loans to companies in Chile.

R$ Million
Loan Portfolio	March 31, 2013	March 31, 2012	Change (%)
Argentina	3,038	2,390	27.1
Chile	21,503	14,748	45.8
Paraguay	3,267	2,418	35.1
Uruguay	3,052	2,161	41.2
Total	30,860	21,717	42.1

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Default

At March 31, 2013, total default rate, considering the balance of transactions overdue for over 90 days, reached 4.5%, posting a decrease of 60 bps as compared to March 31, 2012. This ratio remained steady for the portfolio of credits to individuals and fell 80 bps for the portfolio of credits to companies at the end of March 2013. The default rate from 15 to 90 days posted a decrease in relation to the same period of the previous year, falling from 4.8% to 4.0% in the bank’s total portfolio.

3.3.2) Funding

Free, raised and managed assets totaled R$ 1.5 trillion at March 31, 2013, a 13.6% growth as compared to the same period of 2012. Of this total, 45.6% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 26.1% to deposits, debentures, and funds from bills, 24.1% to Free assets and other funding, and 4.3% to Onlending, interbank deposits and Foreign borrowings through securities.

As compared to March 2012, we recorded a 26.6% increase in demand deposits added to savings deposits, which are funded at a lower cost. The increase in funding (net of Compulsory deposits and Cash and cash equivalents) enabled the improved Loan portfolio and funding ratio, reaching 76.9% at March 31, 2013.

3.3.3) Capital Strength

Basel Ratio – At the end of March 2013, the ratio reached 17.7%, posting an increase of 160 bps as compared to the same period of 2012, an event that evidences our strength in the capital base.

In March 2013 the Central Bank issued rules for the implementation of Basel III. Itaú Unibanco Holding has been implementing internal processes to assess the impact of changes in our capital ratio, and the concepts of this new capital structure have been included in our prospective analyses of capital and liquidity, as part of the process to adjust our business to the new regulation. We do not foresee the need for changing in our capital management as a result of the Basel III new requirements.

Rating Agency – on February 28, Moody’s rating agency announced the downgrading of ratings of long-term subordinated debt issued by Brazilian banks, including Itaú Unibanco Holding, which moved from Baa2 to Baa3. This recent change is part of the international review in Moody’s subordinated debt rating methodology.

3.4)	Stock Market

Market Value – At the end of the first quarter of 2013, we ranked as the 15th largest bank of the world under the market value criterion (R$ 161.4 billion), according to the Bloomberg ranking, despite of the Real depreciation, since the ranking is calculated in US dollars.

Traded volume – In the first quarter of 2013 we daily traded R$ 670.3 billion on the stock exchanges where our shares are traded, with a daily average volume of R$ 310.3 million (ITUB3 and ITUB4) on BM&FBOVESPA and R$ 360.0 million (ITUB) on New York Stock Exchange (NYSE).

Dividends/Interest on Capital – In the first quarter of 2013, we paid or provided for R$ 587.3 million in dividends and interest on capital, net of taxes. We highlight that stockholders with stock position on March 28, 2013 will be paid dividends of R$ 0.015 per share on May 1, 2013, related to the April 2013 base period.

Relations with the Market – we started the Apimec (Association of Capital Market Analysts and Investment Professionals) meetings cycle with a presentation in Curitiba/PR at Expo Money, the largest financial education and investments in Latin America. There are 21 Apimec meetings scheduled for 2013 around Brazil.

In March 2013 we held the third Itaú Unibanco Investor’s Day meeting in São Paulo, intended for institutional investors. This meeting was attended by our CEO and some of the bank's main executives, as well as by 106 investment analysts.

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R$
Shares	March 31, 2013	March 31, 2012	Change (%)
Recurring net income per share(1)	0.78	0.78	0.0
Net income per share(1)	0.77	0.76	1.3
Book value per share(1)	16.45	16.04	2.6
Number of outstanding shares (in thousands)	4,523,116	4,520,103	0.1
Dividends/Interest on capital, net per share	0.13	0.15	-10.7
Price of preferred share (ITUB4)(2)	35.68	35.00	1.9
Price of common share (ITUB3)(2)	35.88	30.45	17.8
Price of preferred share/Net income per share (annualized)	11.58	11.51	0.6
Price of preferred share/Stockholders’ equity per share	2.17	2.18	-0.6
Market value (in billions)(3)(4)	161.4	158.2	2.0

(1) Calculated based on the weighted average of the number of shares.

(2) Based on the closing quotation on the last day of the period;

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).

(4) R$ 163.5 billion considering the closing quotation of common and preferred (ON and PN shares) multiplied by total outstanding shares of each type of shares.

4)	BUSINESS

Commercial Bank – At the end of the first quarter of 2013 we had 32,824 points of service throughout Brazil and abroad, through branches, service centers (PABs) and ATMs. We offer a wide range of banking services and products to a diversified base of individuals and companies. We have a portfolio of products to meet the needs of our clients, offering loans, investment options and insurance, foreign exchange, brokerage, and other services.

In Retail, we have 5 Itaú Uniclass exclusive services, with dedicated managers, investments advisory, exclusive tellers, management services over the phone and higher credit limits.

We offer specialized services to our clients in the following segments:

▪	Itaú Personnalité, focused on high-end clients;
▪	Itaú Empresas, to meet the needs of our corporate clients; and
▪	Itaú Private Bank, which, with over 20 years of experience in asset management, is the largest private bank in Latin America.

Personal credit and payroll advance loans – Noteworthy is the payroll advance loans in line with our strategy to invest in low risk segments and resume the new economic scenario in Brazil. Our new financial institution in partnership with Banco BMG, Banco Itaú BMG Consignado S.A., in which we hold a 70% interest, started operations in December 2012 and is already present in the entire Brazilian territory.

Vehicles – We are the leaders in the financing of light vehicles, motorcycles and trucks in Brazil. The performance of the automotive market in early 2013 was slightly better when compared to the same period of 2012. Since last year the high levels of default in this sector has challenged our performance. Accordingly, we reduced the risk in this segment, which enabled us to improve the portfolio quality, with better groups of clients, thus reducing our default levels.

Mortgage Loan – We are the leaders, among the Brazilian private banks, in mortgage loans to individuals. In the first quarter of 2013 we carried out over 7 thousand mortgage loan operations, a 6% increase when compared to the same period of the previous year.

Asset Management – In March 2013 we reached R$ 350.1 billion in assets under management, taking into account the companies of Itaú Unibanco and Intrag, according to the ANBIMA management ranking, which accounted for 14.9% of the market share. In the last twelve months, we recorded a total increase of 7.5%, and noteworthy mentioning were the social security and fixed income funds. In addition to this strong local presence, the area has been expanding to the international field, with professionals strategically allocated, seeking adequate investment opportunities and solutions to global clients.

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Custody Services – In the custody market, we hold R$ 937.0 billion assets, according to the ANBIMA management ranking at the end of March 2013, which represents a 5% increase as compared to the same period of the previous year. In the segment of share bookkeeping services, we account for 63.8% of total companies listed on the BM&FBOVESPA.

Kinea – Asset controlled by Itaú Unibanco, it has R$ 5.0 billion of managed assets, among the largest independent managers in Brazil and one of the main real estate fund managers.

Insurance – In the first quarter of 2013, we recorded a 9.9% increase in revenue from premiums, reaching R$ 1.3 billion. In this same period, the technical provisions for insurance reached R$ 9.2 billion, a 19.7% increase as compared to the same period of the previous year.

Additionally, we hold 30% of capital of Porto Seguro, the leading company in residence and automobile insurance segment in Brazil. According to SUSEP, in the year to date 2013, Porto Seguro held a market share in premiums earned of 25.8% in the automobile insurance segment and 27.1% in the residence insurance segment.

Life and Pension Plan – In the first quarter of 2013, gross revenues from contributions and premiums in this segment totaled R$ 5.3 billion, a 39.8% increase as compared to the same period of the previous year, basically impacted by the good performance of VGBL products.

Capitalization – The technical provisions for capitalization reached R$ 2.9 billion at the end of the first quarter of 2013, with a 2.6% increase as compared to the same period of the previous year. Gross revenues from capitalization certificates reached R$ 538 million, a 7.5% increase as compared to the same period of 2012.

Consumer Credit – We are leaders in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. From January to March 2013, the transacted amount in debit and credit cards reached R$ 57.7 billion, a 12.9% increase as compared to the same period of 2012.

Acquiring Services – Our acquiring business, through Redecard and Hipercard, comprises the accreditation, capture, transmission, processing and financial settlement of credit, debit, vouchers and private label cards. Additionally, we offer services of factoring, availability of terminals, inquiry into checks, purchase and withdrawals, electronic bank statements and non-financial services. In the first quarter of 2013, the financial volume of credit and debit card transactions was R$ 74.0 billion, which represented a 18.1% increase as compared to the same period of 2012.

Itaú BBA – In charge of our banking operations in the corporate and investment banking segment, and of our institutional treasury management, Itaú BBA operates by way of a multidisciplinary team and with agility to carry out both operations that are traditional for a commercial bank and transactions in capital markets, mergers and acquisitions, offering full services to over 3 thousand of the largest business groups of Brazil, Argentina, Chile, Colombia and Peru. It also serves approximately 700 institutional investors and ensures full coverage for the parent companies of international clients by way of its Europe, New York and Shangai units.

In the Wholesale banking, our loan portfolio and joint obligations reached R$ 163.7 billion in the first quarter of 2013, a 17.2% increase when compared to the same period of the previous year. Noteworthy is the funding in foreign currencies, with a 14.4% increase, and the BNDES onlending operations, with a 16.9% increase, when compared to the first quarter of 2012. Among the operations in this activity, we highlight as follows:

- Derivatives: we maintained our leadership in CETIP (Clearing House for the Custody and Financial Settlement of Securities). The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients. The volume of contracted operations from January to March 2013 was 25.6% higher than in the previous quarter.

- Project Finance: In the period from January to March 2013, the bank was contracted to work in 13 new structuring and/or advisory projects which exceeded R$ 19 billion in investments.

In the investment banking activity, we highlight our Merger and Acquisition operation in the first quarter of 2013, which provided financial advisory on 5 transactions, having achieved the leadership in the Thomson Reuters’ ranking in volume of operations. The amount totaled US$ 1.3 billion.

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Activities Abroad – We operate in Latin America, Europe, North America, Middle East, and Asia, totaling 20 countries, in addition to Brazil, mainly in the activities of commercial banking and institutional client operations, investment banking, corporate and private banking. In the period from January to March, our business abroad posted recurring net income of R$ 429.6 million, with total assets of R$ 206.1 billion, equivalent to 12.2% and 20.0% of the bank’s total, respectively.

5)	PEOPLE

Itaú Unibanco had the support of approximately 96.4 thousand people at the end of first quarter of 2013, including approximately 7 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 2.5 billion for this quarter.

6)	CIVIL SOCIETY

At the end of this quarter we launched the “#issomudaomundo” (change the world) campaign, aimed at forging a bond between our purpose of being a transformation agent in the lives of people, our causes and the several projects receiving investments from Itaú in connection with the education, culture, sports and urban mobility pillars.

We also launched in internet a content aggregator, www.issomudaomundo.com.br, which is aimed at providing visibility to all projects contained in the platform in a single place.

7)	CORPORATE GOVERNANCE

In early 2013, we approved the creation of the Related Parties Committee, under the scope of the Board of Directors, which is in charge of analyzing related-party transactions under certain circumstances and in accordance with the provisions of the Related Parties Transactions Policy, approved in 2012, ensuring equality and transparency in order to guarantee to stockholders, investors and other stakeholders that we are in compliance with the best corporate governance practices.

We also approved the revision of the Code of Ethics, so that it becomes even clearer and understandable, highlighting the principles inspiring our rules. The Code of Ethics is, and should be, a document to be constantly perused by both the organization’s management members and employees. It has an educational and disciplinary character, therefore permitting to guide a more adequate attitude, consistent with our guidelines.

Also in conformity with the good corporate governance practices, our Board of Directors held a meeting without the attendance of the Executive Members to report performance evaluation processes and the main strategies, thus projecting Itaú Unibanco’s vision for the coming years.

Four independent board members, who account for 33% of the total members of the Board of Directors, were reelected at the meeting.

It should be highlighted that the General Meeting Manual previously included the appointments of two representatives from the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI), to be part of our Fiscal Council, therefore showing our respect and commitment to our minority interests.

These actions corroborate our ongoing search for the best corporate governance practices.

8)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	.9

In the January-March 2013 period, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	February 7 and March 15 – acquisition of technical material;
▪	February 19 – review of aspects related to the business continuity program.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

9)	BACEN – Circular No. 3.068/01

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.4 billion, corresponding to 1.3% of total securities held.

10)	IFRS (International Financial Reporting Standards)

In this quarter we also disclosed the consolidated financial statements in accordance with the international financial reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter 01/13.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of April 29, 2013).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	.10

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALFREDO EGYDIO SETUBAL	CAIO IBRAHIM DAVID
CANDIDO BOTELHO BRACHER	CLAUDIA POLITANSKI
DEMOSTHENES MADUREIRA DE PINHO NETO	EDUARDO MAZZILLI VASSIMON
GUSTAVO JORGE LABOISSIÈRE LOYOLA	RICARDO BALDIN
HENRI PENCHAS
ISRAEL VAINBOIM
NILDEMAR SECCHES
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	ALEXSANDRO BROEDEL LOPES
ANA TEREZA DE LIMA E SILVA PRANDINI
EDUARDO HIROYUKI MIYAKI
EMERSON MACEDO BORTOLOTO
AUDIT COMMITTEE	ROBERT GEORGE STRIBLING
President	RODRIGO LUIS ROSA COUTO
GUSTAVO JORGE LABOISSIÈRE LOYOLA	ROGÉRIO PAULO CALDERÓN PERES

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GERALDO TRAVAGLIA FILHO
GUY ALMEIDA ANDRADE
LUIZ ALBERTO FIORE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
LUIZ ALBERTO DE CASTRO FALLEIROS	REGINALDO JOSÉ CAMILO
CT-CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	2.1

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FABIO DI PACE MENEZES
FERNANDO BARÇANTE TOSTES MALTA
Executive Vice-Presidents	FERNANDO DELLA TORRE CHAGAS
ALEXANDRE DE BARROS	FERNANDO JOSÉ COSTA TELES
ALFREDO EGYDIO SETUBAL	FLAVIO AUGUSTO AGUIAR DE SOUZA
EDUARDO MAZZILLI VASSIMON	FRANCISCO VIEIRA CORDEIRO NETO
JOSÉ CASTRO ARAÚJO RUDGE	GUILHERME MARTINS VASCONCELOS
JOSÉ ROBERTO HAYM	HENRIQUE PINTO ECHENIQUE
MÁRCIO DE ANDRADE SCHETTINI	IBRAHIM JOSÉ JAMHOUR
MARCO AMBROGIO CRESPI BONOMI	JOÃO ANTONIO DANTAS BEZERRA LEITE
RICARDO VILLELA MARINO	JOÃO LUIZ DE MEDEIROS
JORGE LUIZ VIEGAS RAMALHO
Executive Directors	JOSÉ FÉLIX VALENCIA RÍOS
ANDRÉ SAPOZNIK	JOSÉ ISERN
CAIO IBRAHIM DAVID	JOSÉ VIRGILIO VITA NETO
CARLOS EDUARDO MONICO	LEILA CRISTIANE BARBOZA BRAGA DE MELO
CELSO SCARAMUZZA	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
CLAUDIA POLITANSKI	LUIS TADEU MANTOVANI SASSI
FERNANDO MARSELLA CHACON RUIZ	LUÍS FERNANDO STAUB
GUSTAVO ADOLFO FUNCIA MURGEL	LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIS ANTONIO RODRIGUES	LUIZ EDUARDO LOUREIRO VELOSO
OSVALDO DO NASCIMENTO	LUIZ FERNANDO BUTORI REIS SANTOS
LUIZ SEVERIANO RIBEIRO
Directors	MARCELO BOOCK
ADILSO MARTINS DE LIMA	MARCELO DA COSTA LOURENÇO
ADRIANO CABRAL VOLPINI	MARCELO LUIS ORTICELLI
ALBERTO FERNANDES	MARCO ANTONIO SUDANO
ALEXANDRE JADALLAH AOUDE	MARCOS ANTÔNIO VAZ DE MAGALHÃES
ALEXSANDRO BROEDEL LOPES	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ALINE FERREIRA COROPOS	MARCOS SILVA MASSUKADO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL	MARCOS VANDERLEI BELINI FERREIRA
ANA CARLA ABRÃO COSTA	MARIO LUIZ AMABILE
ANA TEREZA DE LIMA E SILVA PRANDINI	MESSIAS DOS SANTOS ESTEVES
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	OSVALDO JOSÉ DAL FABBRO
ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO MACCARIELLO	RICARDO LIMA SOARES
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO ORLANDO
CARLOS ORESTES VANZO	RICARDO RIBEIRO MANDACARU GUERRA
CESAR PADOVAN	RICARDO URQUIJO LAZCANO
CÍCERO MARCUS DE ARAÚJO	ROBERTO FERNANDO VICENTE
CINTIA CARBONIERI ARAÚJO	ROBERTO MASSARU NISHIKAWA
CLAUDIO CÉSAR SANCHES	RODRIGO LUIS ROSA COUTO
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROGERIO CARVALHO BRAGA
COSMO FALCO	ROGÉRIO PAULO CALDERÓN PERES
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROMILDO GONÇALVES VALENTE
CRISTINA CESTARI SPADA	ROONEY SILVA
DANIEL LUIZ GLEIZER	SERGIO GUILLINET FAJERMAN
EDILSON PEREIRA JARDIM	SERGIO SOUZA FERNANDES JÚNIOR
ERNESTO ANTUNES DE CARVALHO	VILMAR LIMA CARREIRO
EVANIR COUTINHO USSIER	WAGNER BETTINI SANCHES

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	2.2

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
ROBERTO EGYDIO SETUBAL	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
ALFREDO EGYDIO SETUBAL	ANDRÉ DEL BEL CURY
CANDIDO BOTELHO BRACHER	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA	CRISTIANO ROGÉRIO CAGNE
CAIO IBRAHIM DAVID (*)	EDUARDO CARDOSO ARMONIA
EDUARDO MAZZILLI DE VASSIMON	EDUARDO CORSETTI
HENRI PENCHAS	EMERSON SAVI JUNQUEIRA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FABIO MASSASHI OKUMURA
FERNANDO HENRIQUE MEIRA DE CASTRO
FLÁVIO DELFINO JUNIOR
EXECUTIVE BOARD	GILBERTO FRUSSA
Chief Executive Officer	GUSTAVO HENRIQUE PENHA TAVARES
CANDIDO BOTELHO BRACHER	ILAN GOLDFAJN
JOÃO CARLOS DE GÊNOVA
Managing Vice-Presidents	JOÃO MARCOS PEQUENO DE BIASE
ALBERTO FERNANDES	JORGE BEDRAN JETTAR
DANIEL LUIZ GLEIZER	LUIZ FELIPE MONTEIRO ARCURI TREVISAN
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCELLO PECCININI DE CHIARO
MARCELO ARIEL ROSENHEK
MARCO ANTONIO SUDANO
Executive Directors	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ALEXANDRE JADALLAH AOUDE	MÁRIO LÚCIO GURGEL PIRES
ÁLVARO DE ALVARENGA FREIRE PIMENTEL	MÁRIO LUÍS BRUGNETTI
ANDRÉ LUÍS TEIXEIRA RODRIGUES	PAULO DE PAULA ABREU
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	RODERICK SINCLAIR GREENLEES
FERNANDO FONTES IUNES	RODRIGO PASTOR FACEIRO LIMA
JOSÉ AUGUSTO DURAND	THALES FERREIRA SILVA
MARCELO TREVISAN MARANGON	VANESSA LOPES REISNER

(*) Elected at EGM on March 14, 2013. Awaiting Bacen approval.

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MÁRCIO DE ANDRADE SCHETTINI	MARCIO DE ANDRADE SCHETTINI (*)

Directors	Directors
ADRIANO CABRAL VOLPINI	ADRIANO CABRAL VOLPINI
ALEXSANDRO BROEDEL LOPES	ALEXSANDRO BROEDEL LOPES
ANA TEREZA DE LIMA E SILVA PRANDINI	ALINE FERREIRA COROPOS
CLÁUDIO JOSÉ COUTINHO ARROMATTE	ANDRÉ HORTA RUTOWITSCH
EVANIR COUTINHO USSIER	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
FÁBIO MASSASHI OKUMURA	CLÁUDIO JOSÉ COUTINHO ARROMATTE (*)
FERNANDO JOSÉ COSTA TELES	HENRIQUE PINTO ECHENIQUE
HENRIQUE PINTO ECHENIQUE	MARIO LUIZ AMABILE
LUÍS FERNANDO STAUB
MARCOS ANTÔNIO VAZ DE MAGALHÃES	(*) Elected at EGM on March 28, 2013. Awaiting Susep approval.
MARCOS VANDERLEI BELINI FERREIRA
MARIO LUIZ AMABILE

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	2.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

ASSETS	NOTE	03/31/2013	03/31/2012
CURRENT ASSETS		752,511,563	666,213,397
CASH AND CASH EQUIVALENTS		13,737,128	10,551,243
INTERBANK INVESTMENTS	4b and 6	196,626,499	141,659,689
Money market		176,559,922	117,388,781
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,971,373	2,711,273
Interbank deposits		17,095,204	21,559,635
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	190,509,800	159,220,651
Own portfolio		48,943,717	38,189,513
Subject to repurchase commitments		34,494,991	34,478,362
Pledged in guarantee		5,018,221	5,502,204
Deposited with the Central Bank		12,559,393	12,123,063
Derivative financial instruments		4,603,075	5,182,056
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	78,381,764	61,637,729
Assets guaranteeing technical provisions – other securities	11b	6,508,639	2,107,724
INTERBANK ACCOUNTS		65,477,861	79,270,930
Pending settlement		3,565,053	3,595,301
Central Bank deposits		61,861,059	75,617,864
National Housing System (SFH)		2,251	1,600
Correspondents		33,878	25,950
Interbank onlending		15,620	30,215
INTERBRANCH ACCOUNTS		55,186	60,517
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	194,376,190	182,659,258
Operations with credit granting characteristics	4e	209,515,403	197,662,451
(Allowance for loan losses)	4f	(15,139,213)	(15,003,193)
OTHER RECEIVABLES		88,653,311	89,319,688
Foreign exchange portfolio	9	39,597,185	48,867,740
Income receivable		1,483,690	1,349,332
Transactions with credit card issuers	4e	18,870,846	15,329,668
Receivables from insurance and reinsurance operations	4m I and 11b	4,328,150	3,528,746
Negotiation and intermediation of securities		3,209,903	2,665,621
Sundry	13a	21,163,537	17,578,581
OTHER ASSETS	4g	3,075,588	3,471,421
Assets held for sale		152,492	143,977
(Valuation allowance)		(39,956)	(46,242)
Unearned premiums of reinsurance	4m I	559,530	516,537
Prepaid expenses	4g and 13b	2,403,522	2,857,149
LONG-TERM RECEIVABLES		262,817,416	218,818,998
INTERBANK INVESTMENTS	4b and 6	796,937	2,739,294
Money market		5	6
Interbank deposits		796,932	2,739,288
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	70,693,878	42,395,540
Own portfolio		40,931,636	17,211,664
Subject to repurchase commitments		16,875,422	10,668,052
Pledged in guarantee		2,715,241	1,784,296
Deposited with the Central Bank		-	362,768
Derivative financial instruments		5,643,855	4,441,238
Assets guaranteeing technical provisions – other securities	11b	4,527,724	7,927,522
INTERBANK ACCOUNTS - National Housing System (SFH)		689,027	685,370
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	149,783,632	138,758,078
Operations with credit granting characteristics	4e	161,832,613	149,706,347
(Allowance for loan losses)	4f	(12,048,981)	(10,948,269)
OTHER RECEIVABLES		38,912,709	32,671,973
Foreign exchange portfolio	9	627,561	224,740
Sundry	13a	38,285,148	32,447,233
OTHER ASSETS	4g	1,941,233	1,568,743
Unearned premiums of reinsurance	4m I	147,982	-
Prepaid expenses	4g and 13b	1,793,251	1,568,743
PERMANENT ASSETS		13,377,894	11,809,436
INVESTMENTS	4h and 15a Il	2,963,312	2,634,361
Investments in affiliates and jointly controlled entities		2,251,815	1,702,935
Other investments		979,376	1,135,962
(Allowance for losses)		(267,879)	(204,536)
REAL ESTATE IN USE	4i and 15b	5,603,653	5,156,199
Real estate in use		3,543,245	3,267,792
Other fixed assets		9,329,482	8,739,352
(Accumulated depreciation)		(7,269,074)	(6,850,945)
GOODWILL	4j and 15b	47,137	83,960
INTANGIBLE ASSETS	4k and 15b	4,763,792	3,934,916
Acquisition of rights to credit payroll		1,366,322	1,694,718
Other intangible assets		5,282,478	4,053,007
(Accumulated amortization)		(1,885,008)	(1,812,809)
TOTAL ASSETS		1,028,706,873	896,841,831

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

LIABILITIES	NOTE	03/31/2013	03/31/2012
CURRENT LIABILITIES		562,898,403	460,946,226
DEPOSITS	4b and 10b	178,574,229	151,291,988
Demand deposits		33,717,703	26,902,686
Savings deposits		87,071,786	68,488,274
Interbank deposits		8,132,346	8,056,059
Time deposits		49,652,394	47,844,969
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	188,950,579	107,268,659
Own portfolio		83,825,632	65,461,874
Third-party portfolio		103,067,623	40,839,214
Free portfolio		2,057,324	967,571
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	29,362,517	25,323,197
Real estate, mortgage, credit and similar notes		21,728,195	20,180,627
Debentures		1,056,720	1,065,185
Foreign borrowings through securities		6,577,602	4,077,385
INTERBANK ACCOUNTS		5,114,604	5,390,056
Pending settlement		3,945,226	4,242,713
Correspondents		1,169,378	1,147,343
INTERBRANCH ACCOUNTS		4,130,323	3,941,218
Third-party funds in transit		4,112,209	3,930,368
Internal transfer of funds		18,114	10,850
BORROWINGS AND ONLENDING	4b and 10e	32,690,623	26,069,416
Borrowings		20,157,683	14,773,776
Onlending		12,532,940	11,295,640
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	3,306,411	3,897,484
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	10,897,156	10,565,412
OTHER LIABILITIES		109,871,961	127,198,796
Collection and payment of taxes and contributions		4,896,299	5,836,557
Foreign exchange portfolio	9	40,056,107	49,320,980
Social and statutory	16b II	1,367,876	1,405,507
Tax and social security contributions	4n 4o and 14c	4,815,264	5,846,432
Negotiation and intermediation of securities		4,734,417	5,439,299
Credit card operations	4e	41,736,120	36,323,091
Subordinated debt	10f	901,930	13,458,421
Sundry	13c	11,363,948	9,568,509
LONG-TERM LIABILITIES		388,605,488	360,664,349
DEPOSITS	4b and 10b	59,980,395	80,052,797
Interbank deposits		311,337	513,026
Time deposits		59,669,058	79,539,771
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	107,152,265	105,398,937
Own portfolio		89,211,611	88,902,886
Free portfolio		17,940,654	16,496,051
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	23,914,636	24,012,686
Real estate, mortgage, credit and similar notes		14,422,750	17,137,304
Foreign borrowings through securities		9,491,886	6,875,382
BORROWINGS AND ONLENDING	4b and 10e	30,199,793	26,004,099
Borrowings		3,907,194	2,368,184
Onlending		26,292,599	23,635,915
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	5,127,526	3,725,493
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	85,726,761	67,264,321
OTHER LIABILITIES		76,504,112	54,206,016
Foreign exchange portfolio	9	578,279	43,058
Tax and social security contributions	4n, 4o and 14c	13,385,150	12,746,958
Subordinated debt	10f	51,129,534	31,526,048
Sundry	13c	11,411,149	9,889,952
DEFERRED INCOME	4p	1,089,997	842,684
MINORITY INTEREST IN SUBSIDIARIES	16e	1,697,028	1,904,321
STOCKHOLDERS’ EQUITY	16	74,415,957	72,484,251
Capital		45,000,000	45,000,000
Capital reserves		870,524	745,346
Revenue reserves		29,332,893	28,262,569
Asset valuation adjustment	4c, 4d and 7d	598,757	(47,753)
(Treasury shares)		(1,386,217)	(1,475,911)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		1,028,706,873	896,841,831

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
INCOME FROM FINANCIAL OPERATIONS		20,329,861	26,035,514
Loan, lease and other credit operations		13,534,870	15,199,264
Securities and derivative financial instruments		5,070,355	6,948,594
Financial income from insurance, pension plan and capitalization operations	11c	596,008	1,972,109
Foreign exchange operations		257,109	(45,847)
Compulsory deposits		871,519	1,961,394
EXPENSES OF FINANCIAL OPERATIONS		(8,607,466)	(12,234,272)
Money market		(7,641,479)	(10,121,354)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(493,209)	(1,774,043)
Borrowings and onlending		(472,778)	(338,875)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		11,722,395	13,801,242
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(3,859,333)	(4,839,039)
Expenses for allowance for loan losses		(4,945,194)	(6,031,366)
Income from recovery of credits written off as loss		1,085,861	1,192,327
GROSS INCOME FROM FINANCIAL OPERATIONS		7,863,062	8,962,203
OTHER OPERATING REVENUES (EXPENSES)		(2,938,891)	(3,536,425)
Banking service fees	13d	3,928,625	3,591,000
Asset management		833,310	706,511
Current account services		177,490	166,101
Credit cards		1,786,116	1,595,429
Sureties and credits granted		399,462	390,888
Receipt services		339,953	345,094
Other		392,294	386,977
Income from bank charges	13e	1,651,846	1,412,384
Result from insurance, pension plan and capitalization operations	11c	866,363	750,173
Personnel expenses	13f	(3,649,699)	(3,391,882)
Other administrative expenses	13g	(3,429,488)	(3,428,034)
Tax expenses	4o and 14a II	(1,174,839)	(1,196,419)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	67,627	(2,042)
Other operating revenues	13h	55,444	57,417
Other operating expenses	13i	(1,254,770)	(1,329,022)
OPERATING INCOME		4,924,171	5,425,778
NON-OPERATING INCOME		11,420	4,209
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		4,935,591	5,429,987
INCOME TAX AND SOCIAL CONTRIBUTION	4o and 14a I	(1,381,016)	(1,786,025)
Due on operations for the period		(1,885,048)	(2,730,995)
Related to temporary differences		504,032	944,970
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(61,392)	(27,735)
MINORITY INTEREST IN SUBSIDIARIES	16e	(20,744)	(190,534)
NET INCOME		3,472,439	3,425,693
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,521,446,578	4,517,084,964
NET INCOME PER SHARE – R$		0.77	0.76
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		16.45	16.04

Supplementary Information

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	39,614	117,914
NET INCOME WITHOUT NONRECURRING EFFECTS		3,512,053	3,543,607
NET INCOME PER SHARE – R$		0.78	0.78

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
ADJUSTED NET INCOME		9,381,980	11,593,490
Net income		3,472,439	3,425,693
Adjustments to net income:		5,909,541	8,167,797
Granted options recognized		53,735	43,507
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	(334,768)	(625,259)
Effects of changes in exchange rates on cash and cash equivalents		267,748	579,473
Allowance for loan losses		4,945,194	6,031,366
Interest and foreign exchange expense from operations with subordinated debt		732,119	899,930
Interest expense from operations with debentures		19,609	26,452
Financial expenses on technical provisions for pension plan and capitalization		493,209	1,774,043
Depreciation and amortization	15b	562,870	528,912
Adjustment to legal liabilities – tax and social security		61,099	443,744
Adjustment to provision for contingent liabilities		493,653	337,243
Deferred taxes		(504,032)	(944,970)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(67,627)	2,042
Interest and foreign exchange income from available-for-sale securities		(705,221)	(665,319)
Interest and foreign exchange income from held-to-maturity securities		(86,880)	(70,123)
(Gain) loss from sale of available-for-sale financial assets	7f	(41,374)	(251,991)
(Gain) loss from sale of investments		1,124	(138,343)
(Gain) loss from sale of foreclosed assets		(7,271)	(2,246)
(Gain) loss from sale of fixed assets		3,999	5,146
(Reversion) loss from rescission of operations of intangible assets		77	(394)
Minority interest		20,744	190,534
Other		1,534	4,050
CHANGE IN ASSETS AND LIABILITIES		(5,045,190)	31,970,082
(Increase) Decrease in Assets		(13,015,728)	21,130,955
Interbank investments		(14,096,504)	6,664,552
Securities and derivative financial instruments		3,213,781	(4,827,486)
Compulsory deposits with the Central Bank of Brazil		1,840,313	22,434,690
Interbank and interbranch accounts (assets/liabilities)		813,086	1,754,223
Loan, lease and other credit operations		(7,542,053)	(7,747,784)
Other receivables and other assets		2,576,797	314,828
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		178,851	2,537,932
(Decrease) Increase in Liabilities		7,970,538	7,373,586
Deposits		(4,637,184)	(11,291,637)
Deposits received under securities repurchase agreements		7,319,915	23,849,059
Funds for issuance of securities		(1,318,093)	(2,247,720)
Borrowings and onlending		3,765,209	(4,528,545)
Credit card operations (assets/liabilities)		(2,767,321)	(1,775,931)
Technical provision for insurance, pension plan and capitalization		2,994,562	2,398,589
Collection and payment of taxes and contributions		4,480,486	4,980,582
Other liabilities		(1,802,813)	(551,743)
Deferred income		(64,223)	6,473
Payment of income tax and social contribution		(3,069,846)	(3,465,541)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		1,266,943	40,098,031
Interest on capital / dividends received from affiliated companies		9,165	21,867
Funds received from sale of available-for-sale securities		14,125,671	7,587,150
Funds received from redemption of held-to-maturity securities		85,576	164,848
Disposal of assets not for own use		33,812	18,223
Disposal of investments		100,674	265,124
Sale of fixed assets		2,338	187,546
Termination of intangible asset agreements		(77)	819
Purchase of available-for-sale securities		(5,328,505)	(13,994,457)
Purchase of held-to-maturity securities		(173,322)	-
Purchase of investments		(944)	(31,388)
Purchase of fixed assets	15b	(403,386)	(413,006)
Purchase of intangible assets	15b	(222,266)	(331,546)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		8,228,737	(6,524,820)
Increase in subordinated debt		-	5,543,780
Decrease in subordinated debt		(3,072,780)	(433,725)
Decrease in debentures		(531,942)	(63)
Change in minority interest	16e	286,778	(26,070)
Granting of stock options		118,985	166,704
Dividends and interest on capital paid to minority interests		(4,155)	(1,369)
Dividends and interest on capital paid		(3,342,566)	(3,343,288)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(6,545,680)	1,905,969

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,950,000	35,479,180

Cash and cash equivalents at the beginning of the period		40,935,830	37,616,895
Effects of changes in exchange rates on cash and cash equivalents		(267,748)	(579,473)
Cash and cash equivalents at the end of the period	4a and 5	43,618,082	72,516,602

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 03/31/2013		01/01 to 03/31/2012
INCOME		22,984,226		27,011,658
Financial operations		20,329,861		26,035,514
Banking services		5,580,471		5,003,384
Result from insurance, pension plan and capitalization operations		866,363		750,173
Result of loan losses	8d	(3,859,333)		(4,839,039)
Other		66,864		61,626
EXPENSES		(9,862,236)		(13,563,294)
Financial operations		(8,607,466)		(12,234,272)
Other		(1,254,770)		(1,329,022)
INPUTS PURCHASED FROM THIRD PARTIES		(2,733,132)		(2,810,056)
Materials, energy and others	13g	(74,344)		(116,017)
Third-party services	13g	(769,358)		(776,586)
Other		(1,889,430)		(1,917,453)
Data processing and telecommunications	13g	(866,633)		(871,204)
Advertising, promotions and publication	13g	(200,402)		(188,076)
Installations		(285,215)		(313,021)
Transportation	13g	(113,233)		(130,561)
Security	13g	(130,935)		(132,773)
Travel expenses	13g	(40,909)		(38,812)
Other		(252,103)		(243,006)
GROSS ADDED VALUE		10,388,858		10,638,308
DEPRECIATION AND AMORTIZATION	13g	(442,967)		(377,116)
NET ADDED VALUE PRODUCED BY THE COMPANY		9,945,891		10,261,192
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	67,627		(2,042)
TOTAL ADDED VALUE TO BE DISTRIBUTED		10,013,518		10,259,150
DISTRIBUTION OF ADDED VALUE		10,013,518		10,259,150
Personnel		3,315,547	33.1%	3,027,411	29.5%
Compensation		2,636,596	26.3%	2,441,598	23.8%
Benefits		512,764	5.1%	399,537	3.9%
FGTS – government severance pay fund		166,187	1.7%	186,276	1.8%
Taxes, fees and contributions		2,951,399	29.5%	3,374,650	32.9%
Federal		2,749,575	27.5%	3,192,430	31.1%
State		506	0.0%	8,306	0.1%
Municipal		201,318	2.0%	173,914	1.7%
Return on third parties’ assets - Rent		253,389	2.5%	240,862	2.3%
Return on own assets		3,493,183	34.9%	3,616,227	35.2%
Dividends and interest on capital		655,086	6.5%	742,003	7.2%
Retained earnings (loss) for the period		2,817,353	28.1%	2,683,690	26.2%
Minority interest in retained earnings		20,744	0.2%	190,534	1.9%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.5

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

ASSETS	NOTE	03/31/2013	03/31/2012
CURRENT ASSETS		10,651,748	28,069,613
CASH AND CASH EQUIVALENTS		15,471	14,445
INTERBANK INVESTMENTS	4b and 6	175,666	24,325,649
Money market		72,833	54,894
Interbank deposits		102,833	24,270,755
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	10,255,732	3,311,306
Own portfolio		10,255,732	3,311,306
OTHER RECEIVABLES		201,084	415,111
Income receivable	15a I	103,554	78,328
Sundry	13a	97,530	336,783
OTHER ASSETS – Prepaid expenses	4g	3,795	3,102
LONG-TERM RECEIVABLES		39,356,573	14,057,845
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	38,532,910	13,654,142
OTHER RECEIVABLES - Sundry	13a	823,663	403,703
PERMANENT ASSETS		53,494,467	52,266,087
INVESTMENTS		53,494,293	52,265,861
Investments in subsidiaries	4h and 15a I	53,494,293	52,265,861
REAL ESTATE IN USE	4i	174	226
TOTAL ASSETS		103,502,788	94,393,545
LIABILITIES
CURRENT LIABILITIES		1,057,922	5,907,901
DEPOSITS - Interbank deposits	4b and 10b	100,103	4,952,254
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	18,667	18,667
OTHER LIABILITIES		939,152	936,980
Social and statutory	16b II	596,154	723,789
Tax and social security contributions	4n, 4o and 14c	70,512	33,247
Subordinated debt	10f	223,721	114,432
Sundry	13c	48,765	65,512
LONG-TERM LIABILITIES		17,270,442	9,624,462
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		16,770,442	9,124,462
Tax and social security contributions	4n, 4o and 14c	1,120,448	857,625
Subordinated debt	10f	15,632,726	8,250,770
Sundry	13c	17,268	16,067
STOCKHOLDERS’ EQUITY	16	85,174,424	78,861,182
Capital		45,000,000	45,000,000
Capital reserves		870,524	745,346
Revenue reserves		40,091,360	34,639,500
Asset valuation adjustment	4c, 4d and 7d	598,757	(47,753)
(Treasury shares)		(1,386,217)	(1,475,911)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		103,502,788	94,393,545

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.6

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	NOTE	01/01 to 03/31/2013	01/01 to 03/31/2012
INCOME FROM FINANCIAL OPERATIONS		754,117	734,301
Securities and derivative financial instruments		754,117	734,301
EXPENSES OF FINANCIAL OPERATIONS		(235,102)	(222,600)
Money market		(235,102)	(222,600)
GROSS INCOME FROM FINANCIAL OPERATIONS		519,015	511,701
OTHER OPERATING REVENUES (EXPENSES)		1,728,241	1,997,501
Personnel expenses		(60,661)	(47,895)
Other administrative expenses		(11,560)	(13,278)
Tax expenses	14a II	(55,214)	(53,079)
Equity in earnings of subsidiaries	15a I	1,865,709	2,133,010
Other operating revenues (expenses)		(10,033)	(21,257)
OPERATING INCOME		2,247,256	2,509,202
NON-OPERATING INCOME		14,855	157
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		2,262,111	2,509,359
INCOME TAX AND SOCIAL CONTRIBUTION	4p	216,411	258,665
Due on operations for the period		(19,316)	(121)
Related to temporary differences		235,727	258,786
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(5,545)	(1,219)
NET INCOME		2,472,977	2,766,805
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,521,446,578	4,517,084,964
NET INCOME PER SHARE – R$		0.55	0.61
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)		18.83	17.45

Supplementary Information

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	39,614	117,914
NET INCOME WITHOUT NONRECURRING EFFECTS		2,512,591	2,884,719
NET INCOME PER SHARE – R$		0.56	0.64

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.7

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Granting of stock options	-	(61,574)	40,627	-	-	187,651	166,704
Granting of options recognized	-	43,507	-	-	-	-	43,507
Change in adjustment to market value	-	-	-	91,389	-	-	91,389
Addition to interest on capital paid on 03/13/2012 - Year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – Declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Net income	-	-	-	-	2,766,805	-	2,766,805
Appropriations:
Legal reserve	-	-	138,340	-	(138,340)	-	-
Statutory reserves	-	-	1,886,462	-	(1,886,462)	-	-
Dividends and interest on capital	-	-	-	-	(742,003)	-	(742,003)
BALANCES AT 03/31/2012	45,000,000	745,346	34,639,500	(47,753)	-	(1,475,911)	78,861,182
CHANGES IN THE PERIOD	-	(18,067)	217,056	91,389	-	187,651	478,029
BALANCES AT 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Benefits of Pension Plan and Healthcare	-	948	-	-	-	-	948
Granting of stock options	-	(27,853)	9,555	-	-	137,283	118,985
Granting of options recognized	-	53,735	-	-	-	-	53,735
Change in adjustment to market value	-	-	-	(908,132)	-	-	(908,132)
Addition to interest on capital paid on 03/14/2013 - Year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – Declared after 12/31/2012 - R$ 0,3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Net income	-	-	-	-	2,472,977	-	2,472,977
Appropriations:
Legal reserve	-	-	123,649	-	(123,649)	-	-
Statutory reserves	-	-	1,694,242	-	(1,694,242)	-	-
Dividends and interest on capital	-	-	-	-	(655,086)	-	(655,086)
BALANCES AT 03/31/2013	45,000,000	870,524	40,091,360	598,757	-	(1,386,217)	85,174,424
CHANGES IN THE PERIOD	-	26,830	97,865	(908,132)	-	137,283	(646,154)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.8

Itaú Unibanco Holding S.A.

Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 a 03/31/2013	01/01 a 03/31/2012
ADJUSTED NET INCOME		425,411	386,661
Net income		2,472,977	2,766,805
Adjustments to net income:		(2,047,566)	(2,380,144)
Granting of options recognized		53,735	43,507
Interest and foreign exchange expense from operations with subordinated debt		(14,676)	(46,545)
Deferred taxes		(235,727)	(258,786)
Equity in earnings of subsidiaries	15a I	(1,865,709)	(2,133,010)
Amortization of goodwill		14,435	14,435
Effects of changes in exchange rates on cash and cash equivalents		352	236
Other		24	19
CHANGE IN ASSETS AND LIABILITIES		430,399	496,490
(Increase) decrease in other receivables and other assets		115,312	181,794
(Decrease) increase in other liabilities		315,087	314,696
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		855,810	883,151
Interest on capital/Dividends received		7,750,182	8,133,991
(Increase) decrease in interbank investments		(5,231,743)	(6,282,547)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		158,973	(3,297,675)
(Purchase) sale of investments		(259,967)	-
(Purchase) sale of fixed assets		1	(2)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		2,417,446	(1,446,233)
Increase (decrease) in deposits		100,103	119,810
Increase in subordinated debt		-	3,279,780
Decrease in subordinated debt		(215,761)	(65,483)
(Increase) decrease in funds for issuance of securities		13,125	13,125
Granting of stock options		118,985	166,704
Dividends and interest on capital paid		(3,342,566)	(3,343,288)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(3,326,114)	170,648

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(52,858)	(392,434)

Cash and cash equivalents at the beginning of the period		141,514	462,009
Effects of changes in exchange rates on cash and cash equivalents		(352)	(236)
Cash and cash equivalents at the end of the period	4a and 5	88,304	69,339

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.9

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 a 03/31/2013	01/01 a 03/31/2012
INCOME		993,298	972,108
Financial operations		754,117	734,301
Other		239,181	237,807
EXPENSES		(235,102)	(222,600)
Financial operations		(235,102)	(222,600)
INPUTS PURCHASED FROM THIRD PARTIES		(11,440)	(13,166)
Third-party services		(5,205)	(6,198)
Advertising, promotions and publication		(833)	(1,291)
Expenses for financial system services		(1,007)	(1,287)
Insurance		(1,320)	(1,105)
Other		(3,075)	(3,285)
GROSS ADDED VALUE		746,756	736,342
DEPRECIATION AND AMORTIZATION		(24)	(19)
NET ADDED VALUE PRODUCED BY THE COMPANY		746,732	736,323
ADDED VALUE RECEIVED FROM TRANSFER	15a I	1,865,709	2,133,010
TOTAL ADDED VALUE TO BE DISTRIBUTED		2,612,441	2,869,333
DISTRIBUTION OF ADDED VALUE		2,612,441	2,869,333
Personnel		64,667	48,431
Compensation		64,049	47,712
Benefits		464	584
FGTS – government severance pay fund		154	135
Taxes, fees and contributions		74,702	54,004
Federal		74,666	53,990
Municipal		36	14
Return on third parties’ assets - Rent		95	93
Return on own assets		2,472,977	2,766,805
Dividends and interest on capital		655,086	742,003
Retained earnings (loss) for the period		1,817,891	2,024,802

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	3.10

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO MARCH 31, 2013 AND 2012

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.1

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to loan operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.2

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation country	Activity	Interest in voting capital at		Interest in voting capital at
				03/31/2013	03/31/2012	03/31/2013	03/31/2012
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Investcred Unibanco S.A.	(1)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA International S.A.	(2)	Portugal	Financial institution	-	99.99%	-	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(3) (Note 2c)	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	(4)	Brazil	Holding company	-	66.15%	-	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(5)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	-	99.99%	-
Itaú BBA International Limited		United Kingdom	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.96%	99.98%	99.96%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arabe Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(6) (Note 2c)	Brazil	Consumer Finance Credit	100.00%	50.00%	100.00%	50.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Brazil	Acquirer	100.00%	50.00%	100.00%	50.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A.	(7)	Brazil	Holding company	-	100.00%	-	100.00%

(1) Joint ventures previously proportionately consolidated, became fully consolidated as of 01/01/2013.

(2) Company merged in 02/01/2013 by Itaú BBA International Limited.

(3) New company name of Banco Banerj S.A..

(4) Company merged in 11/30/2012 proportinately by its shareholders Itaú Unibanco S.A. and Dibens Leasing S.A. - Arrendamento Mercantil.

(5) Does not include Redeemable Preferred Shares (Note 10f).

(6) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

(7) Company merged in 10/31/2012 by Unibanco Negócios Imobiliários Ltda. controlled by Dibens Leasing S.A. - Arrendamento Mercantil.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.3

c)	Business Development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Sharer entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (Carrefou Brasil) in order to acquire 49% of BSF Holding S.A. ( Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 580,301, through the transfer of shares on May 31, 2012.

FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that it would terminate its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it held in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

Association Agreement with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.4

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at March 31, 2013, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	120,186,700	110,628,634
Basel ratio	18.9%	17.7%
Tier I	12.7%	11.7%
Tier II	6.2%	6.0%
Fixed assets ratio (4)	47.2%	14.2%
Excess capital in relation to fixed assets	3,354,442	39,616,971

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

As approved by the Central Bank of Brazil on April 2, 2013, issues of subordinated debt were included in Referential Equity for Tier II, which total R$ 1,158,000.

Should we consider these issues, the Basel ratio based on Financial conglomerate would be affected by 0.2%. The Basel ratio based on Economic-financial consolidated would not be affected.

Management considers the current Basel ratio (17.7%, based on Economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 6.7 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18) and the additional provision (exceeding the minimum required) (Note 8c) the ratio would increase to 18.7%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 and Circular No 3,644, of March 04, 2013 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April, 2011 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,608, of August 17, 2012, changes the procedures for calculating the portion of Required Referential Equity (PRE) related to the foreign currency risk (Pcam), mentioned in Circular No. 3,568.

Up to December 31, 2013, in the event these exposures are equal to or lower than 2% of the PR, the Pcam value will be equal to zero.

Should the new rules already be applicable, the ratios would be reduced by about 0.2%.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.5

The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2012, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' Equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	74,415,957		74,415,957
Minority interest in subsidiaries	1,613,112		1,182,541
Corporate reorganizations	7,054,860		-
Consolidated stockholders’ equity (BACEN)	83,083,929		75,598,498
Deferred tax assets excluded from Tier I	(585,274)		(585,829)
Deferred permanent assets excluded from Tier I	(195,692)		(195,737)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(598,757)		(598,757)
Preferred shares with clause of redemption excluded from Tier I	(791,718)		(791,718)
Tier I	80,912,488		73,426,457
Subordinated debt	38,785,264		36,713,229
Preferred shares with clause of redemption	316,686		316,686
Adjustments to market value -securities and derivative financial instruments	598,757		598,757
Tier II	39,700,707		37,628,672
Tier I + Tier II	120,613,195		111,055,129
Exclusions:
Funding instruments issued by financial institutions	(426,495)		(426,495)
Referential equity	120,186,700		110,628,634
Risk exposure:
Exposure weighted by credit risk (EPR)	568,326,291		547,364,655
Portion required for credit risk coverage (PEPR)	62,515,892	89.3%	60,210,112	87.8%
a) Per weighting factor (FPR):
FPR at 20%	607,808	0.9%	1,061,187	1.5%
FPR at 35%	591,512	0.8%	591,512	0.9%
FPR at 50%	2,536,995	3.6%	2,854,438	4.2%
FPR at 75%	23,069,346	33.0%	22,725,682	33.1%
FPR at 100%	31,421,182	44.9%	28,462,243	41.5%
FPR at 150%	2,039,578	2.9%	2,034,431	3.0%
FPR at 300%	1,821,744	2.6%	2,052,892	3.0%
Derivatives – potential future gain	427,727	0.6%	427,727	0.6%
b) Per type:
Securities	3,254,707	4.7%	3,297,652	4.8%
Loan operations - Retail	10,126,925	14.5%	9,878,905	14.4%
Loan operations – Non-retail	22,528,566	32.2%	22,538,429	32.9%
Joint obligations - Retail	33,794	0.0%	33,794	0.0%
Joint obligations – Non-Retail	5,600,979	8.0%	5,596,721	8.2%
Loan commitments - Retail	2,747,756	3.9%	2,649,512	3.9%
Loan commitments – Non-retail	1,781,036	2.5%	1,781,667	2.6%
Other exposures	16,442,129	23.5%	14,433,432	21.0%
Portion required for operational risk coverage (POPR)	4,039,236	5.8%	4,772,920	7.0%
Retail	677,624	1.0%	677,624	1.0%
Commercial	1,147,076	1.6%	1,147,076	1.7%
Corporate finance	106,173	0.2%	106,173	0.2%
Negotiation and sales	1,444,939	2.1%	1,444,939	2.1%
Payments and settlements	290,001	0.4%	290,001	0.4%
Financial agent services	159,303	0.2%	159,303	0.2%
Asset management	204,876	0.3%	204,876	0.3%
Retail brokerage	9,244	0.0%	9,244	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	733,684	1.1%
Portion required for market risk coverage:	3,413,572	4.9%	3,607,118	5.2%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	3,109,786	4.4%	3,303,332	4.8%
Fixed rate denominated in Real (PJUR1)	1,031,646	1.5%	1,031,646	1.5%
Foreign currency coupon (PJUR2)	1,183,071	1.7%	1,364,572	2.0%
Price index coupon (PJUR3)	648,213	0.9%	660,258	1.0%
Interest rate coupon (PJUR 4)	246,856	0.4%	246,856	0.4%
Operations subject to commodity price variation (PCOM)	84,648	0.1%	84,648	0.1%
Operations subject to stock price variation (PACS)	219,138	0.3%	219,138	0.3%
Required Referential Equity	69,968,700	100.0%	68,590,150	100.0%
Excess capital in relation to Required Referential Equity	50,218,000	71.8%	42,038,484	61.3%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	636,079,089		623,546,818
Ratio (%)	18.9		17.7
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,984,931		2,468,739

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.6

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect
Ratio at 03/31/2012	119,945,380	661,796,536	18.1%	109,420,835	654,872,105	16.7%
Net income for the period	3,028,999	-	0.5%	3,469,584	-	0.5%
Interest on capital and dividends	(2,384,667)	-	-0.4%	(2,384,667)	-	-0.4%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	948	-	0.0%	948	-	0.0%
Granting of options recognized	53,735	-	0.0%	53,735	-	0.0%
Corporate reorganizations	-	-	0.0%	(156,962)	-	0.0%
Granting of stock options – exercised options in the period	118,985	-	0.0%	118,985	-	0.0%
Asset valuation adjustment	(908,132)	-	-0.1%	(908,132)	-	-0.1%
Subordinated debt and redeemable preferred shares	(45,436)	-	0.0%	703,507	-	0.1%
Deferred assets excluded from Tier I of referential equity	(18,866)	(18,866)	0.0%	(18,995)	(18,995)	0.0%
Other changes in referential equity	395,754	-	0.1%	329,796	-	0.1%
Changes in risk exposure	-	(25,698,581)	0.7%	-	(31,306,292)	0.8%
Ratio at 03/31/2013	120,186,700	636,079,089	18.9%	110,628,634	623,546,818	17.7%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 rules No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 282 (revoked Resolution No. 227 of December 06, 2010), No. 283 and No. 284. These rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.7

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.8

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.9

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II - Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP current legislation and the subsequent amendments.

II.I-	Insurance:

•	Provision for Unearned Premiums – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for Premium Deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found in relation to claims paid.

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. To determine the value of accrued claims under awaiting judicial decision, the experts and legal advisors appointed assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company. It also considers the expectation of the amount of adjustments, not separable, the value of the provision for unsettled claims (IBNER). For example: reopenings of claims already closed.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on provision for redemptions and/other amounts to be regularized, in connection with amounts not yet regularized up to the balance sheet date, and the provision for unexpired risks of individual life operations.

II.II - Pension Plan and Longevity Insurance - The mathematical provisions represent amounts of obligations assumed as longevity insurance, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.10

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions related to the payment of claims and benefits;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the expected amounts of events occurred but not reported;

•	Provision for financial surplus – recognized for private pension contracts which give the participant a minimum guarantee of profitability, calculated by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•	Other provisions - basically refer to the provision for administrative expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading redemptions and/or other unsettled amounts that refer to amounts not yet paid through the balance sheet date.

II.III - Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for Raffles – Comprises Provision for raffles unrealized and payable. The unrealized provision for raffles is calculated according to the methodology established in the Technical Actuarial Note. The provision for raffles payable relates to certificates winners in raffles and not paid yet.

•	Other provisions – Comprises Provision for raffle contingencies and administrative provision. The provision for raffle contingencies is recognized according to the methodology established in the Technical Actuarial Note to cover the provision for raffles in the event of insufficient funds and also for distribution of bonus. The administrative provision is recognized to cover administrative expenses of the plan, and it is calculated under the method described in the Technical Actuarial Note.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.11

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.12

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2013	03/31/2012
Cash and cash equivalents	13,737,128	10,551,243
Interbank deposits	9,738,216	13,780,524
Securities purchased under agreements to resell – Funded position	20,142,738	48,184,835
TOTAL	43,618,082	72,516,602

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	03/31/2013	03/31/2012
Cash and cash equivalents	15,471	14,445
Securities purchased under agreements to resell – Funded position	72,833	54,894
TOTAL	88,304	69,339

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.13

NOTE 6 - INTERBANK INVESTMENTS

	03/31/2013						03/31/2012
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	116,830,172	59,729,750	-	5	176,559,927	89.4	117,388,787	81.3
Funded position (*)	28,414,338	24,728,810	-	5	53,143,153	26.9	59,419,473	41.1
Financed position	88,407,339	14,660,283	-	-	103,067,622	52.2	40,839,214	28.3
With free movement	6,322,667	14,660,283	-	-	20,982,950	10.6	22,475,955	15.6
Without free movement	82,084,672	-	-	-	82,084,672	41.6	18,363,259	12.7
Short position	8,495	20,340,657	-	-	20,349,152	10.3	17,130,100	11.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,971,373	-	-	-	2,971,373	1.5	2,711,273	1.9
Interbank deposits	10,008,371	6,470,376	616,457	796,932	17,892,136	9.1	24,298,923	16.8
TOTAL	129,809,916	66,200,126	616,457	796,937	197,423,436		144,398,983
% per maturity term	65.8	33.5	0.3	0.4
TOTAL – 03/31/2012	90,003,439	49,250,134	2,406,116	2,739,294	144,398,983
% per maturity term	62.3	34.1	1.7	1.9

(*)	Includes R$ 6,218,304 (R$ 9,084,155 at 03/31/2012) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 72,833 (R$ 54,894 at 03/31/2012) and Interbank deposits with maturity of 181 to 365 days amounting to R$ 102,833 (R$ 24,270,755 at 03/31/2012), and over 365 days amounting to R$ 38,532,910 (R$ 13,654,142 at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.14

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2013											03/31/2012
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	118,232,673	(668,120)	433,310	117,997,863	45.2	1,310,264	2,669,485	4,423,381	7,745,741	28,614,587	73,234,405	88,408,396
Financial Treasury Bills	29,619,083	1,996	(67)	29,621,012	11.3	-	198,900	2,696,476	3,977,477	10,919,394	11,828,765	31,569,641
National Treasury Bills	38,434,301	(329,505)	(77,045)	38,027,751	14.6	1,303,476	-	939,139	1,848,672	15,917,974	18,018,490	22,569,246
National Treasury Notes	29,279,421	(366,318)	328,651	29,241,754	11.2	5,451	2,348,208	31,318	1,308,394	1,539,186	24,009,197	23,993,598
National Treasury/Securitization	297,943	295	7,182	305,420	0.1	1,337	1,708	1,477	1,264	2,962	296,672	279,165
Brazilian External Debt Bonds	20,601,506	25,412	174,592	20,801,510	8.0	-	120,669	754,555	609,934	235,071	19,081,281	9,995,988
Other	419	-	(3)	416	0.0	-	-	416	-	-	-	758
GOVERNMENT SECURITIES - ABROAD	6,459,781	8,664	(62,437)	6,406,008	2.5	1,068,193	677,812	903,929	2,281,315	548,162	926,597	7,031,072
Argentina	261,057	(88)	-	260,969	0.1	156,321	59,366	3,805	1,919	3	39,555	170,314
Denmark	2,233,816	-	(1)	2,233,815	0.9	-	-	275,543	1,958,272	-	-	1,790,252
Korea	425,924	-	-	425,924	0.2	425,924	-	-	-	-	-	1,639,571
Chile	1,250,732	(149)	(787)	1,249,796	0.5	252,833	403,419	518,714	19,434	19,451	35,945	1,662,743
Paraguay	824,951	-	(64,595)	760,356	0.3	196,468	102,738	84,890	170,678	98,805	106,777	329,472
Uruguay	308,798	(29)	(332)	308,437	0.1	36,647	112,289	20,977	46,794	43,486	48,244	189,088
United States	670,040	9,088	761	679,889	0.3	-	-	-	83,494	304,449	291,946	830,877
Mexico	99,260	(7)	-	99,253	0.0	-	-	-	724	796	97,733	358,896
Colombia	34,377	(166)	-	34,211	0.0	-	-	-	-	630	33,581	1,334
Belgium	154,313	-	1,531	155,844	0.1	-	-	-	-	54,647	101,197	26,009
France	87,145	-	914	88,059	0.0	-	-	-	-	-	88,059	25,255
Netherlands	52,842	-	88	52,930	0.0	-	-	-	-	-	52,930	-
Peru	25,277	15	-	25,292	0.0	-	-	-	-	-	25,292	-
Other	31,249	-	(16)	31,233	0.0	-	-	-	-	25,895	5,338	7,261
CORPORATE SECURITIES	47,206,470	95,841	868,802	48,171,113	18.4	5,882,099	1,135,650	2,801,946	2,585,856	10,053,196	25,712,366	34,915,700
Eurobonds and others	6,708,740	24,532	201,249	6,934,521	2.7	685,876	439,735	248,303	200,250	631,446	4,728,911	5,896,492
Bank deposit certificates	688,387	1	(170)	688,218	0.3	57,342	105,146	115,366	226,090	183,610	664	959,075
Shares	3,291,763	9,627	(56,970)	3,244,420	1.2	3,244,420	-	-	-	-	-	2,919,607
Debentures	14,640,852	7,593	355,461	15,003,906	5.8	19,440	236,899	900,375	929,691	1,439,406	11,478,095	9,816,745
Promissory notes	777,905	-	(10)	777,895	0.3	103,786	219,159	231,157	203,283	-	20,510	737,371
Rural Product Note	852,429	-	(1,524)	850,905	0.3	273,829	57,719	80,452	58,961	21,232	358,712	203,654
Fund quotas	1,329,735	50,902	5,586	1,386,223	0.5	1,381,979	-	-	-	4,244	-	2,028,503
Fixed income	858,009	4,994	4	863,007	0.3	858,763	-	-	-	4,244	-	966,878
Credit rights	288,410	-	-	288,410	0.1	288,410	-	-	-	-	-	922,941
Variable income	183,316	45,908	5,582	234,806	0.1	234,806	-	-	-	-	-	138,684
Securitized real estate loans	8,037,896	1,031	382,454	8,421,381	3.2	67,751	76,992	439,489	226,794	796,464	6,813,891	8,428,026
Financial bills	10,553,215	2,155	(1,680)	10,553,690	4.0	41,003	-	786,804	735,746	6,976,794	2,013,343	3,778,936
Other	325,548	-	(15,594)	309,954	0.1	6,673	-	-	5,041	-	298,240	147,291
PGBL/VGBL FUND QUOTAS (1)	78,381,764	-	-	78,381,764	30.0	78,381,764	-	-	-	-	-	61,637,729
SUBTOTAL - SECURITIES	250,280,688	(563,615)	1,239,675	250,956,748	96.1	86,642,320	4,482,947	8,129,256	12,612,912	39,215,945	99,873,368	191,992,897
Trading securities	168,748,393	(563,615)	-	168,184,778	64.4	82,156,038	2,169,915	2,259,089	7,560,446	22,411,985	51,627,305	135,890,519
Available-for-sale securities	78,155,422	-	1,239,675	79,395,097	30.4	4,484,630	2,194,551	5,856,962	5,006,933	16,792,212	45,059,809	53,092,132
Held-to-maturity securities (2)	3,376,873	-	-	3,376,873	1.3	1,652	118,481	13,205	45,533	11,748	3,186,254	3,010,246
DERIVATIVE FINANCIAL INSTRUMENTS	9,059,263	1,187,667	-	10,246,930	3.9	827,777	1,463,684	1,439,429	872,185	1,791,952	3,851,903	9,623,294
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	259,339,951	624,052	1,239,675	261,203,678	100.0	87,470,097	5,946,631	9,568,685	13,485,097	41,007,897	103,725,271	201,616,191
						33.4	2.3	3.7	5.2	15.7	39.7
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(7,369,900)	(1,049,440)	(14,597)	(8,433,937)	100.0	(436,259)	(1,056,269)	(901,522)	(912,361)	(1,779,274)	(3,348,252)	(7,622,977)
(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded positive adjustment to market value in the amount of R$ 1,147,211(R$ 774,672 at 03/31/2012), according to Note 7e.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.15

b) Summary by portfolio

	03/31/2013
		Restricted to			Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Central Bank	financial instruments	technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	47,827,703	46,259,696	5,779,562	12,559,393	-	5,571,509	117,997,863
Financial Treasury Bills	13,173,815	1,037,276	3,073,025	11,624,881	-	712,015	29,621,012
National Treasury Bills	17,059,083	18,379,953	2,569,711	-	-	19,004	38,027,751
National Treasury Notes	9,810,258	13,519,668	136,826	934,512	-	4,840,490	29,241,754
National Treasury/Securitization	305,420	-	-	-	-	-	305,420
Brazilian External Debt Bonds	7,478,711	13,322,799	-	-	-	-	20,801,510
Other	416	-	-	-	-	-	416
GOVERNMENT SECURITIES - ABROAD	4,449,161	324,662	1,614,865	-	-	17,320	6,406,008
Argentina	30,647	230,322	-	-	-	-	260,969
Denmark	705,142	-	1,528,673	-	-	-	2,233,815
Korea	425,924	-	-	-	-	-	425,924
Chile	1,199,610	30,905	1,961	-	-	17,320	1,249,796
Paraguay	760,356	-	-	-	-	-	760,356
Uruguay	307,700	-	737	-	-	-	308,437
United States	596,395	-	83,494	-	-	-	679,889
Mexico	35,818	63,435	-	-	-	-	99,253
Colombia	34,211	-	-	-	-	-	34,211
Belgium	155,844	-	-	-	-	-	155,844
France	88,059	-	-	-	-	-	88,059
Netherlands	52,930	-	-	-	-	-	52,930
Peru	25,292	-	-	-	-	-	25,292
Other	31,233	-	-	-	-	-	31,233
CORPORATE SECURITIES	37,598,489	4,786,055	339,035	-	-	5,447,534	48,171,113
Eurobonds and other	2,379,627	4,554,894	-	-	-	-	6,934,521
Bank deposit certificates	211,873	227,485	-	-	-	248,860	688,218
Shares	3,231,331	3,676	9,413	-	-	-	3,244,420
Debentures	13,516,882	-	329,410	-	-	1,157,614	15,003,906
Promissory notes	747,877	-	-	-	-	30,018	777,895
Rural Product Note	850,905	-	-	-	-	-	850,905
Fund quotas	705,128	-	212	-	-	680,883	1,386,223
Fixed income	271,755	-	212	-	-	591,040	863,007
Credit rights	198,567	-	-	-	-	89,843	288,410
Variable income	234,806	-	-	-	-	-	234,806
Securitized real estate loans	8,413,974	-	-	-	-	7,407	8,421,381
Financial bills	7,230,938	-	-	-	-	3,322,752	10,553,690
Other	309,954	-	-	-	-	-	309,954
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	78,381,764	78,381,764
SUBTOTAL - SECURITIES	89,875,353	51,370,413	7,733,462	12,559,393	-	89,418,127	250,956,748
Trading securities	39,370,634	29,663,770	1,893,013	12,559,393	-	84,697,968	168,184,778
Available-for-sale securities	50,425,040	21,548,346	5,833,664	-	-	1,588,047	79,395,097
Held-to-maturity securities	79,679	158,297	6,785	-	-	3,132,112	3,376,873
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	10,246,930	-	10,246,930
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	89,875,353	51,370,413	7,733,462	12,559,393	10,246,930	89,418,127	261,203,678
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 03/31/2012	55,401,177	45,146,414	7,286,500	12,485,831	9,623,294	71,672,975	201,616,191

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.16

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2013										03/31/2012
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	79,646,045	(668,120)	78,977,925	47.0	1,060,294	2,095,905	1,319,820	6,766,662	20,397,738	47,337,506	63,944,185
Financial Treasury Bills	26,899,594	1,996	26,901,590	16.0	-	198,523	996,390	3,438,205	10,647,781	11,620,691	28,511,750
National Treasury Bills	29,619,619	(329,505)	29,290,114	17.4	1,053,544	-	300,454	1,848,672	8,068,954	18,018,490	18,413,415
National Treasury Notes	21,205,778	(366,318)	20,839,460	12.4	5,413	1,893,486	10,609	1,301,044	1,538,063	16,090,845	15,965,070
National Treasury/Securitization	13,606	295	13,901	0.0	1,337	1,708	1,477	1,264	2,962	5,153	21,811
Brazilian External Debt Bonds	1,907,448	25,412	1,932,860	1.2	-	2,188	10,890	177,477	139,978	1,602,327	1,032,139
GOVERNMENT SECURITIES - ABROAD	818,205	8,664	826,869	0.5	161,656	72,445	46,550	11,814	315,628	218,776	1,222,869
Argentina	261,057	(88)	260,969	0.2	156,321	59,366	3,805	1,919	3	39,555	170,314
Chile	61,812	(149)	61,663	0.0	-	5,389	33,659	-	-	22,615	70,118
Uruguay	41,061	(29)	41,032	0.0	5,335	7,690	9,086	9,171	9,750	-	25,028
United States	295,361	9,088	304,449	0.2	-	-	-	-	304,449	-	590,241
Mexico	99,260	(7)	99,253	0.1	-	-	-	724	796	97,733	358,896
Colombia	34,377	(166)	34,211	0.0	-	-	-	-	630	33,581	1,334
Peru	25,277	15	25,292	0.0	-	-	-	-	-	25,292	-
Other	-	-	-	-	-	-	-	-	-	-	6,938
CORPORATE SECURITIES	9,902,379	95,841	9,998,220	5.9	2,552,324	1,565	892,719	781,970	1,698,619	4,071,023	9,085,736
Eurobonds and other	1,598,945	24,532	1,623,477	1.0	1,168	76	52,796	28,230	174,401	1,366,806	1,566,820
Bank deposit certificates	263,695	1	263,696	0.2	-	-	-	79,562	183,610	524	659,714
Shares	1,365,460	9,627	1,375,087	0.8	1,375,087	-	-	-	-	-	924,750
Debentures	1,746,977	7,593	1,754,570	1.0	-	1,489	23,101	206,117	453,299	1,070,564	1,388,440
Promissory notes	50,528	-	50,528	0.0	-	-	30,018	-	-	20,510	243,598
Fund quotas	1,084,164	50,902	1,135,066	0.7	1,135,066	-	-	-	-	-	1,273,706
Fixed income	831,716	4,994	836,710	0.5	836,710	-	-	-	-	-	946,262
Credit rights	100,085	-	100,085	0.1	100,085	-	-	-	-	-	220,863
Variable income	152,363	45,908	198,271	0.1	198,271	-	-	-	-	-	106,581
Securitized real estate loans	16,125	1,031	17,156	0.0	-	-	-	-	17,156	-	23,099
Financial bills	3,776,485	2,155	3,778,640	2.2	41,003	-	786,804	468,061	870,153	1,612,619	3,005,609
PGBL/VGBL FUND QUOTAS	78,381,764	-	78,381,764	46.6	78,381,764	-	-	-	-	-	61,637,729
Total	168,748,393	(563,615)	168,184,778	100.0	82,156,038	2,169,915	2,259,089	7,560,446	22,411,985	51,627,305	135,890,519
% per maturity term					48.9	1.3	1.3	4.5	13.3	30.7
Total 03/31/2012	135,550,435	340,084	135,890,519	100.0	64,955,965	375,202	12,314,104	3,025,886	13,664,243	41,555,119
% per maturity term					47.8	0.2	9.1	2.2	10.1	30.6

At March 31, 2013, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 10,255,732 with maturity over 720 days (R$ 6,665 of Government Securities - Financial Treasury Bills and R$ 3,297,333 of Corporate Securities - Bank deposits certificates at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.17

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2013										03/31/2012
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	35,279,830	433,310	35,713,140	45.0	249,970	455,099	3,094,072	979,079	8,216,849	22,718,071	21,551,014
Financial Treasury Bills	2,719,489	(67)	2,719,422	3.4	-	377	1,700,086	539,272	271,613	208,074	3,057,891
National Treasury Bills	8,814,682	(77,045)	8,737,637	11.0	249,932	-	638,685	-	7,849,020	-	4,155,831
National Treasury Notes	4,885,458	328,651	5,214,109	6.6	38	454,722	11,352	7,350	1,123	4,739,524	5,223,200
National Treasury/Securitization	284,337	7,182	291,519	0.4	-	-	-	-	-	291,519	257,354
Brazilian External Debt Bonds	18,575,445	174,592	18,750,037	23.6	-	-	743,533	432,457	95,093	17,478,954	8,855,980
Other	419	(3)	416	0.0	-	-	416	-	-	-	758
GOVERNMENT SECURITIES - ABROAD	5,622,402	(62,437)	5,559,965	7.0	906,537	605,367	857,379	2,269,501	220,786	700,395	5,808,194
Denmark	2,233,816	(1)	2,233,815	2.8	-	-	275,543	1,958,272	-	-	1,790,252
Korea	425,924	-	425,924	0.5	425,924	-	-	-	-	-	1,639,571
Chile	1,188,920	(787)	1,188,133	1.5	252,833	398,030	485,055	19,434	19,451	13,330	1,592,625
Paraguay	824,951	(64,595)	760,356	1.0	196,468	102,738	84,890	170,678	98,805	106,777	329,472
Uruguay	248,573	(332)	248,241	0.3	31,312	104,599	11,891	37,623	21,988	40,828	164,060
United States	374,679	761	375,440	0.5	-	-	-	83,494	-	291,946	240,636
Belgium	154,313	1,531	155,844	0.2	-	-	-	-	54,647	101,197	26,009
France	87,145	914	88,059	0.1	-	-	-	-	-	88,059	25,255
Netherlands	52,842	88	52,930	0.1	-	-	-	-	-	52,930	-
Other	31,239	(16)	31,223	0.0	-	-	-	-	25,895	5,328	314
CORPORATE SECURITIES	37,253,190	868,802	38,121,992	48.0	3,328,123	1,134,085	1,905,511	1,758,353	8,354,577	21,641,343	25,732,924
Eurobonds and other	5,058,894	201,249	5,260,143	6.6	683,056	439,659	191,791	126,487	457,045	3,362,105	4,266,041
Bank deposit certificate	424,692	(170)	424,522	0.5	57,342	105,146	115,366	146,528	-	140	299,361
Shares	1,926,303	(56,970)	1,869,333	2.4	1,869,333	-	-	-	-	-	1,994,815
Debentures	12,893,875	355,461	13,249,336	16.7	19,440	235,410	877,274	723,574	986,107	10,407,531	8,397,307
Promissory notes	727,377	(10)	727,367	0.9	103,786	219,159	201,139	203,283	-	-	493,773
Rural Product Note	852,429	(1,524)	850,905	1.1	273,829	57,719	80,452	58,961	21,232	358,712	203,654
Fund quotas	245,571	5,586	251,157	0.3	246,913	-	-	-	4,244	-	754,797
Fixed income	26,293	4	26,297	0.0	22,053	-	-	-	4,244	-	20,616
Credit rights	188,325	-	188,325	0.2	188,325	-	-	-	-	-	702,078
Variable income	30,953	5,582	36,535	0.1	36,535	-	-	-	-	-	32,103
Securitized real estate loans	8,021,771	382,454	8,404,225	10.6	67,751	76,992	439,489	226,794	779,308	6,813,891	8,402,558
Financial Bills	6,776,730	(1,680)	6,775,050	8.5	-	-	-	267,685	6,106,641	400,724	773,327
Other	325,548	(15,594)	309,954	0.4	6,673	-	-	5,041	-	298,240	147,291
TOTAL	78,155,422	1,239,675	79,395,097	100.0	4,484,630	2,194,551	5,856,962	5,006,933	16,792,212	45,059,809	53,092,132
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,536			5.6	2.8	7.4	6.3	21.2	56.7
Accounting adjustment - Hedge - Circular No. 3,082		(179,637)
Deferred taxes		(472,641)
Minority interest in subsidiaries		1,824
Adjustments of securities of unconsolidated affiliates		-
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2013		598,757
TOTAL 03/31/2012	52,144,801	947,331	53,092,132	100.0	4,148,054	1,513,575	3,659,409	8,793,402	7,523,476	27,454,216
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,514			7.8	2.9	6.9	16.6	14.2	51.7
Accounting adjustment - Hedge - Circular No. 3,082		(489,410)
Deferred taxes		(181,193)
Minority interest in subsidiaries		682
Adjustments of securities of unconsolidated affiliates		(335,677)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 03/31/2012		(47,753)

At March 31, 2012, ITAÚ UNIBANCO HOLDING’s portfolio was composed of Government Securities in the amount of R$ 7,308 and at March 31, 2013 there are no outstanding operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.18

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at March 31, 2013, not considered in results, are the amounts of R$ 9,536 (R$ 10,514 at 03/31/2012) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 1,147,211 (R$ 774,672 at 03/31/2012).

	03/31/2012								03/31/2013
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	3,306,798	97.9	-	118,481	9,489	-	-	3,178,828	2,913,197
National Treasury Notes (*)	3,188,185	94.4	-	-	9,357	-	-	3,178,828	2,805,328
Brazilian External Debt Bonds	118,613	3.5	-	118,481	132	-	-	-	107,869
GOVERNMENT SECURITIES - ABROAD	19,174	0.6	-	-	-	-	11,748	7,426	9
Uruguay	19,164	0.6	-	-	-	-	11,748	7,416	-
Other	10	0.0	-	-	-	-	-	10	9
CORPORATE SECURITIES	50,901	1.5	1,652	-	3,716	45,533	-	-	97,040
Eurobonds and other	50,901	1.5	1,652	-	3,716	45,533	-	-	63,631
Share	-	-	-	-	-	-	-	-	42
Debentures (*)	-	-	-	-	-	-	-	-	30,998
Securitized real estate loans (*)	-	-	-	-	-	-	-	-	2,369
Total	3,376,873	100.0	1,652	118,481	13,205	45,533	11,748	3,186,254	3,010,246
% per maturity term			0.0	3.5	0.4	1.3	0.3	94.4
Total 03/31/2012	3,010,246	100.0	42	-	30,109	3,485	178,606	2,798,004
% per maturity term			-	-	1.0	0.1	5.9	92.9

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,160,324 (R$ 2,039,237 at 03/31/2012).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 03/31/2013	01/01 to 03/31/2012
Gain (loss) - Trading securities	(65,802)	352,996
Gain (loss) – Available-for-sale securities	41,374	251,991
Total realized gain	(24,428)	604,987
Adjustment to market value of trading securities	(938,546)	313,386
Total	(962,974)	918,373

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.19

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2013, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 5,321,108 (R$ 5,878,502 at March 31, 2012) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.20

I -	Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	03/31/2013	03/31/2012	03/31/2013	03/31/2013	03/31/2013	03/31/2012
Futures contracts	398,417,727	339,060,513	(55,428)	(62,017)	(117,445)	(27,543)
Purchase commitments	123,529,290	104,414,733	9,467	(1,152)	8,315	66,056
Foreign currency	6,584,902	7,055,303	16,605	656	17,261	10,499
Interbank market	89,030,612	84,805,528	(88,250)	489	(87,761)	8,218
Indexes	22,170,243	12,178,994	81,127	(2,297)	78,830	45,609
Securities	5,539,051	245,921	-	-	-	-
Commodities	190,175	128,987	(15)	-	(15)	1,730
Other	14,307	-	-	-	-	-
Commitments to sell	274,888,437	234,645,780	(64,895)	(60,865)	(125,760)	(93,599)
Foreign currency	75,499,488	8,415,062	(54,626)	(59,006)	(113,632)	(64,871)
Interbank market	167,887,449	134,676,963	88,718	(671)	88,047	(3,344)
Fixed rates	92,232	81,885,665	-	(207)	(207)	(14,520)
Indexes	24,650,474	-	(100,302)	(981)	(101,283)	-
Securities	6,429,046	8,881,440	629	-	629	(52)
Commodities	329,748	786,650	686	-	686	(10,812)
Swap contracts			(564,683)	(220,225)	(784,908)	(265,692)
Asset position	136,215,835	95,287,951	2,236,286	1,125,016	3,361,302	2,659,775
Foreign currency	10,610,087	9,520,889	451,352	147,881	599,233	418,756
Interbank market	44,048,122	37,857,017	436,491	33,923	470,414	498,794
Fixed rates	40,218,876	20,940,929	473,973	256,490	730,463	471,087
Floating rate	5,255,616	3,506,143	14,935	4,485	19,420	6,922
Indexes	35,566,951	23,137,972	836,227	663,500	1,499,727	1,242,378
Securities	516,140	-	23,265	15,929	39,194	-
Commodities	-	2,501	-	-	-	-
Other	43	322,500	43	2,808	2,851	21,838
Liability position	136,780,518	95,235,341	(2,800,969)	(1,345,241)	(4,146,210)	(2,925,467)
Foreign currency	15,819,504	11,488,897	(768,192)	(169,812)	(938,004)	(515,100)
Interbank market	30,890,617	24,028,561	(106,940)	(7,141)	(114,081)	(43,559)
Fixed rates	43,907,089	23,323,304	(455,182)	(317,036)	(772,218)	(644,777)
Floating rate	6,714,640	5,475,848	(37,126)	(5,280)	(42,406)	(45,158)
Indexes	38,754,147	30,324,781	(1,325,766)	(874,426)	(2,200,192)	(1,604,923)
Securities	644,764	112,241	(107,703)	28,422	(79,281)	(59,410)
Commodities	42,392	99,316	(60)	32	(28)	(5,020)
Other	7,365	382,393	-	-	-	(7,520)
Option contracts	1,311,963,999	800,916,666	573,081	163,893	736,974	542,154
Purchase commitments - long position	282,039,635	198,122,648	410,854	(94,164)	316,690	678,742
Foreign currency	16,146,395	16,771,843	204,620	(73,745)	130,875	394,247
Interbank market	39,722,031	31,284,791	43,553	14,574	58,127	12,894
Floating rate	122,057	310,960	1,015	(1,002)	13	186
Indexes	224,779,468	147,604,347	135,474	(35,253)	100,221	119,219
Securities	505,151	1,526,845	8,568	8,405	16,973	130,645
Commodities	745,855	513,703	17,624	(7,166)	10,458	16,792
Other	18,678	110,159	-	23	23	4,759
Commitments to sell - long position	437,998,456	223,472,587	1,453,910	37,375	1,491,285	1,431,397
Foreign currency	7,454,732	10,178,498	88,602	18,979	107,581	133,464
Interbank market	39,777,732	37,675,185	67,442	(28,978)	38,464	80,560
Floating rate	759,887	179,641	1,391	(499)	892	321
Indexes	386,557,040	169,965,192	364,831	(58,183)	306,648	241,118
Securities	3,073,637	2,683,666	917,353	104,894	1,022,247	924,910
Commodities	363,174	2,528,865	12,861	892	13,753	28,960
Other	12,254	261,540	1,430	270	1,700	22,064
Purchase commitments - short position	169,726,822	142,802,717	(405,957)	84,609	(321,348)	(750,811)
Foreign currency	10,132,842	9,064,342	(215,522)	95,658	(119,864)	(385,857)
Interbank market	22,041,318	17,134,671	(31,889)	(17,975)	(49,864)	(6,099)
Indexes	136,944,862	114,269,604	(140,500)	9,922	(130,578)	(233,537)
Securities	400,757	1,444,725	(4,960)	(10,709)	(15,669)	(111,445)
Commodities	188,365	793,146	(13,086)	7,736	(5,350)	(9,585)
Other	18,678	96,229	-	(23)	(23)	(4,288)
Commitments to sell - short position	422,199,086	236,518,714	(885,726)	136,073	(749,653)	(817,174)
Foreign currency	7,891,702	12,279,531	(187,729)	(48,817)	(236,546)	(129,283)
Interbank market	100,719,732	45,017,543	(118,942)	63,799	(55,143)	(265,771)
Floating rate	-	-	(396)	(90)	(486)	347
Indexes	311,801,326	177,323,815	(447,121)	177,803	(269,318)	(231,533)
Securities	1,315,641	1,413,428	(115,219)	(56,925)	(172,144)	(161,004)
Commodities	454,310	209,544	(14,648)	572	(14,076)	(7,652)
Other	16,375	274,853	(1,671)	(269)	(1,940)	(22,278)
Forward contracts	43,105,129	18,081,329	651,900	33,308	685,208	813,302
Purchases receivable	7,087,773	7,490,123	670,180	14,537	684,717	1,635,853
Foreign currency	6,595,700	5,561,923	151,028	14,542	165,570	265,727
Interbank market	-	523,665	-	-	-	1
Fixed rates	303,830	958,970	303,845	-	303,845	958,896
Floating rate	186,596	407,524	186,836	(1)	186,835	407,436
Securities	3	1,868	28,465	-	28,465	1,920
Commodities	1,644	27,956	6	(4)	2	1,493
Other	-	8,217	-	-	-	380
Purchases payable	4,712,410	2,688,262	(657,731)	30,218	(627,513)	(1,467,250)
Foreign currency	4,569,610	2,574,753	(145,954)	31,081	(114,873)	(85,168)
Fixed rates	-	-	(303,846)	-	(303,846)	(958,896)
Floating rate	-	-	(186,836)	1	(186,835)	(407,436)
Securities	-	-	(3)	-	(3)	(1,864)
Commodities	142,800	113,509	(21,092)	(864)	(21,956)	(13,886)
Sales receivable	17,844,770	2,907,225	2,552,182	(8,922)	2,543,260	1,668,728
Foreign currency	15,096,174	1,248,133	320,888	(12,314)	308,574	32,599
Interbank market	408,243	2,205	5,000	-	5,000	2,178
Fixed rates	1,191,516	496,576	1,191,492	(514)	1,190,978	495,377
Floating rate	442,079	423,592	442,506	(69)	442,437	423,479
Indexes	895	5,012	892	-	892	4,970
Securities	570,504	717,113	563,885	3,237	567,122	708,208
Commodities	126,106	7,134	18,338	746	19,084	1,913
Other	9,253	7,460	9,181	(8)	9,173	4
Sales deliverable	13,460,176	4,995,719	(1,912,731)	(2,525)	(1,915,256)	(1,024,029)
Foreign currency	13,460,176	4,942,149	(276,773)	(2,625)	(279,398)	(190,962)
Interbank market	-	-	-	-	-	-
Fixed rates	-	-	(1,123,717)	22	(1,123,695)	(395,368)
Floating rate	-	-	(442,506)	69	(442,437)	(423,479)
Securities	-	-	(69,735)	9	(69,726)	-
Commodities	-	53,570	-	-	-	(13,997)
Other	-	-	-	-	-	(223)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.21

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	03/31/2013	03/31/2012	03/31/2013	03/31/2013	03/31/2013	03/31/2012
Credit derivatives	6,847,562	5,495,964	657,002	(5,555)	651,447	459,441
Asset position	3,440,627	1,966,819	750,998	7,668	758,666	558,073
Foreign currency	-	113,541	-	-	-	1,336
Fixed rate	2,807,437	1,209,510	750,740	914	751,654	738,212
Floating rate	-	216,827	-	-	-	26,836
Securities	507,799	420,087	192	4,630	4,822	(208,610)
Other	125,391	6,854	66	2,124	2,190	299
Liability position	3,406,935	3,529,145	(93,996)	(13,223)	(107,219)	(98,632)
Foreign currency	-	274	-	-	-	(2)
Fixed rate	2,708,561	3,281,603	(94,239)	(532)	(94,771)	(95,359)
Securities	687,006	247,268	228	(11,515)	(11,287)	(3,271)
Other	11,368	-	15	(1,176)	(1,161)	-
Forwards operations	27,289,985	34,763,039	62,787	62,452	125,239	8,771
Asset position	13,762,488	17,964,007	194,867	51,475	246,342	353,543
Foreign currency	13,456,393	17,327,853	189,604	51,475	241,079	345,817
Interbank market	-	17,801	12	-	12	437
Floating rate	-	365,331	-	-	-	6,339
Indexes	298,574	11,926	4,874	-	4,874	666
Securities	7,521	-	377	-	377	-
Other	-	241,096	-	-	-	284
Liability position	13,527,497	16,799,032	(132,080)	10,977	(121,103)	(344,772)
Foreign currency	13,469,543	16,719,036	(131,366)	10,977	(120,389)	(343,279)
Interbank market	14,107	12,578	(166)	-	(166)	(271)
Floating rate	-	67,418	-	-	-	(1,222)
Indexes	42,651	-	(521)	-	(521)	-
Securities	1,196	-	(27)	-	(27)	-
Swap with target flow	1,068,061	66,801	2,897	(34,454)	(31,557)	(2,801)
Asset position - Interbank market	535,479	66,801	3,179	(3,117)	62	-
Liability position	532,582	-	(282)	(31,337)	(31,619)	(2,801)
Foreign currency	466,735	-	-	(30,100)	(30,100)	-
Interbank market	65,847	-	(282)	(1,237)	(1,519)	(2,801)
Target flow of swap - Asset position - Foreign currency	539,022	66,947	-	31,577	31,577	3,207
Other derivative financial instruments	5,921,653	5,665,780	361,807	154,651	516,458	469,478
Asset position	4,811,052	4,643,995	786,807	26,222	813,029	633,976
Foreign currency	467,106	641,010	108,711	3,806	112,517	197,250
Fixed rate	1,286,425	909,501	373,846	27,241	401,087	214,628
Indexes	-	-	-	239	239	-
Securities	3,042,055	3,093,484	304,269	(6,036)	298,233	222,098
Other	15,466	-	(19)	972	953	-
Liability position	1,110,601	1,021,785	(425,000)	128,429	(296,571)	(164,498)
Foreign currency	175,968	468,746	(93,670)	136,264	42,594	(87,039)
Fixed rate	-	-	(281,723)	(2,104)	(283,827)	-
Securities	813,339	546,185	(49,554)	(4,437)	(53,991)	(77,160)
Other	121,294	6,854	(53)	(1,294)	(1,347)	(299)
		ASSET	9,059,263	1,187,667	10,246,930	9,623,294
		LIABILITIES	(7,369,900)	(1,064,037)	(8,433,937)	(7,622,977)
		TOTAL	1,689,363	123,630	1,812,993	2,000,317

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2013	03/31/2012
Futures	62,998,612	151,300,086	73,252,679	110,866,350	398,417,727	339,060,513
Swaps	6,099,305	34,102,778	23,520,836	70,256,630	133,979,549	93,535,231
Options	101,193,403	544,356,317	660,452,628	5,961,651	1,311,963,999	800,916,666
Forwards (onshore)	20,011,746	11,767,539	6,277,516	5,048,328	43,105,129	18,081,329
Credit derivatives	270,856	1,437,160	178,993	4,960,553	6,847,562	5,495,964
Forwards (offshore)	9,443,083	10,727,613	6,126,471	992,818	27,289,985	34,763,039
Swaps with target flow	-	-	14,280	518,020	532,300	133,160
Target flow of swap	-	-	16,110	522,912	539,022	66,947
Other derivative financial instruments	45,330	719,259	534,554	4,622,510	5,921,653	5,665,780

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.22

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2013										03/31/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSET
Swaps - Adjustment receivable	2,236,286	1,125,016	3,361,302	32.8	64,439	226,420	498,533	446,021	627,156	1,498,733	2,659,775
BM&F Bovespa	244,209	167,374	411,583	4.0	1,713	9,821	9,857	51,536	110,412	228,244	356,485
Financial institutions	204,349	165,783	370,132	3.6	10,955	67,690	89,755	28,204	28,508	145,020	315,614
Companies	1,758,955	769,255	2,528,210	24.7	51,769	147,106	391,613	355,412	484,975	1,097,335	1,981,959
Individuals	28,773	22,604	51,377	0.5	2	1,803	7,308	10,869	3,261	28,134	5,717
Option premiums	1,864,764	(56,789)	1,807,975	17.6	145,042	123,794	308,704	256,988	79,568	893,879	2,110,139
BM&F Bovespa	620,001	(135,495)	484,506	4.7	76,323	30,533	224,059	153,433	158	-	850,728
Financial institutions	101,839	45,030	146,869	1.4	21,941	22,464	20,814	31,935	36,035	13,680	287,280
Companies	1,142,924	33,676	1,176,600	11.5	46,778	70,797	63,831	71,620	43,375	880,199	972,131
Forwards (onshore)	3,222,362	5,615	3,227,977	31.5	456,335	406,629	364,056	100,787	943,452	956,718	3,304,581
BM&F Bovespa	633,970	(564)	633,406	6.2	258,102	244,977	104,698	25,205	92	332	717,668
Financial institutions	72,969	6,446	79,415	0.8	50,246	4,315	4,090	18,865	1,899	-	822,419
Companies	2,515,127	(659)	2,514,468	24.5	147,987	157,337	255,268	56,558	941,461	955,857	1,764,494
Individuals	296	392	688	0.0	-	-	-	159	-	529	-
Credit derivatives	750,998	7,668	758,666	7.4	107,743	404,623	162,807	1,015	1,662	80,816	558,073
Financial institutions	750,998	7,668	758,666	7.4	107,743	404,623	162,807	1,015	1,662	80,816	557,933
Companies	-	-	-	-	-	-	-	-	-	-	140
Forwards (offshore)	194,867	51,475	246,342	2.4	42,516	45,060	39,359	46,251	36,115	37,041	353,543
Financial institutions	100,978	(1)	100,977	1.0	28,157	27,096	20,303	23,751	1,472	198	199,533
Companies	89,010	54,453	143,463	1.4	12,465	17,956	19,056	22,500	34,643	36,843	153,877
Individuals	4,879	(2,977)	1,902	0.0	1,894	8	-	-	-	-	133
Swaps with target flow - Companies	3,179	(3,117)	62	0.0	-	-	-	-	-	62	-
Target flow of swap - Companies	-	31,577	31,577	0.3	-	-	-	134	765	30,678	3,207
Other derivative financial instruments	786,807	26,222	813,029	8.0	11,702	257,158	65,970	20,989	103,234	353,976	633,976
BM&F Bovespa	-	240	240	0.0	-	201	39	-	-	-	97,963
Financial institutions	201,856	(11,948)	189,908	1.9	5	62	65,376	875	19,560	104,030	196,076
Companies	584,951	37,930	622,881	6.1	11,697	256,895	555	20,114	83,674	249,946	339,937
Total	9,059,263	1,187,667	10,246,930	100.0	827,777	1,463,684	1,439,429	872,185	1,791,952	3,851,903	9,623,294
% per maturity term					8.1	14.3	14.0	8.5	17.5	37.6
Total at 03/31/2012	8,665,710	957,584	9,623,294	100.0	1,493,272	1,494,228	1,472,313	722,243	963,509	3,477,729
% per maturity term					15.5	15.5	15.3	7.5	10.0	36.1

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.23

	03/31/2013										03/31/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures	(55,428)	(62,017)	(117,445)	1.4	-	(56,408)	(568)	(5,252)	(37,609)	(17,608)	(27,543)
BM&F Bovespa	(55,428)	(62,017)	(117,445)	1.4	-	(56,408)	(568)	(5,252)	(37,609)	(17,608)	(17,736)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(9,807)
Swaps - difference payable	(2,800,969)	(1,345,241)	(4,146,210)	49.2	(117,202)	(456,581)	(319,801)	(373,618)	(672,346)	(2,206,662)	(2,925,467)
BM&F Bovespa	(515,622)	(249,705)	(765,327)	9.1	(218)	(178,454)	(157)	(89,711)	(100,396)	(396,391)	(644,007)
Financial institutions	(439,853)	(367,325)	(807,178)	9.6	(36,629)	(55,180)	(121,371)	(112,152)	(76,910)	(404,936)	(596,531)
Companies	(1,810,843)	(728,403)	(2,539,246)	30.1	(78,182)	(219,070)	(193,405)	(160,825)	(493,489)	(1,394,275)	(1,627,354)
Individuals	(34,651)	192	(34,459)	0.4	(2,173)	(3,877)	(4,868)	(10,930)	(1,551)	(11,060)	(57,575)
Option premiums	(1,291,683)	220,682	(1,071,001)	12.6	(83,217)	(248,923)	(208,621)	(396,960)	(87,211)	(46,069)	(1,567,985)
BM&F Bovespa	(746,651)	271,388	(475,263)	5.6	(34,652)	(110,515)	(97,974)	(231,948)	(174)	-	(1,044,990)
Financial institutions	(287,315)	(9,402)	(296,717)	3.5	(10,609)	(70,889)	(50,443)	(85,780)	(46,313)	(32,683)	(390,201)
Companies	(257,510)	(41,253)	(298,763)	3.5	(37,956)	(67,519)	(59,946)	(79,232)	(40,724)	(13,386)	(132,794)
Individuals	(207)	(51)	(258)	-	-	-	(258)	-	-	-	-
Forwards (onshore)	(2,570,462)	27,693	(2,542,769)	30.2	(202,158)	(119,294)	(249,469)	(100,963)	(929,354)	(941,531)	(2,491,279)
BM&F Bovespa	(28,466)	5	(28,461)	0.3	(28,461)	-	-	-	-	-	(1,860)
Financial institutions	(72,750)	866	(71,884)	0.9	(27,241)	(17,206)	(3,090)	(22,093)	(817)	(1,437)	(823,012)
Companies	(2,469,101)	26,860	(2,442,241)	29.0	(146,456)	(102,088)	(246,196)	(78,870)	(928,537)	(940,094)	(1,666,407)
Individuals	(145)	(38)	(183)	-	-	-	(183)	-	-	-	-
Credit derivatives	(93,996)	(13,223)	(107,219)	1.3	(5)	(912)	(5,346)	(427)	(18,058)	(82,471)	(98,632)
Financial institutions	(88,704)	(13,005)	(101,709)	1.2	(5)	(912)	(5,346)	(427)	(18,058)	(76,961)	(98,599)
Companies	(5,292)	(218)	(5,510)	0.1	-	-	-	-	-	(5,510)	(33)
Forwards (offshore)	(132,080)	10,977	(121,103)	1.5	(32,763)	(27,922)	(29,284)	(28,411)	(2,122)	(601)	(344,772)
Financial institutions	(92,249)	3,369	(88,880)	1.1	(29,388)	(23,119)	(12,140)	(24,060)	(169)	(4)	(288,174)
Companies	(39,693)	7,572	(32,121)	0.4	(3,375)	(4,803)	(17,144)	(4,249)	(1,953)	(597)	(56,565)
Individuals	(138)	36	(102)	-	-	-	-	(102)	-	-	(33)
Swaps with target flow - Companies	(282)	(31,337)	(31,619)	0.4	-	-	-	(162)	(1,356)	(30,101)	(2,801)
Other derivative financial instruments	(425,000)	128,429	(296,571)	3.4	(914)	(146,229)	(88,433)	(6,568)	(31,218)	(23,209)	(164,498)
Financial institutions	(92,652)	(1,025)	(93,677)	1.0	-	-	(80,872)	-	-	(12,805)	(81,506)
Companies	(332,348)	129,454	(202,894)	2.4	(914)	(146,229)	(7,561)	(6,568)	(31,218)	(10,404)	(82,992)
Total	(7,369,900)	(1,064,037)	(8,433,937)	100.0	(436,259)	(1,056,269)	(901,522)	(912,361)	(1,779,274)	(3,348,252)	(7,622,977)
% per maturity term					5.2	12.5	10.7	10.8	21.1	39.7
Total at 03/31/2012	(6,349,155)	(1,273,822)	(7,622,977)	100.0	(1,253,151)	(510,051)	(1,301,993)	(832,289)	(1,010,190)	(2,715,303)
% per maturity term					16.4	6.7	17.1	10.9	13.3	35.6

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.24

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2013
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&F/Bovespa	308,917,295	8,212,919	1,266,797,770	1,015,445	-	-	-	-	-
Overt-the-counter market	89,500,432	125,766,630	45,166,229	42,089,684	6,847,562	27,289,985	532,300	539,022	5,921,653
Financial institutions	53,335,244	52,528,593	19,154,654	5,716,778	6,746,872	23,321,888	-	-	2,233,836
Companies	36,165,188	63,149,135	26,007,750	36,357,948	100,690	3,839,135	532,300	539,022	3,687,817
Individuals	-	10,088,902	3,825	14,958	-	128,962	-	-	-
Total	398,417,727	133,979,549	1,311,963,999	43,105,129	6,847,562	27,289,985	532,300	539,022	5,921,653
Total 03/31/2012	339,060,513	93,535,231	800,916,666	18,081,329	5,495,964	34,763,039	133,160	66,947	5,665,780

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.25

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Notional amount
	03/31/2013	03/31/2012
Transferred	1,563,354	767,317
Credit swaps whose underlying assets are:
Securities	1,563,354	550,487
Total return rate swaps whose underlying assets are:
Securities	-	216,830
Received	(5,284,208)	(4,728,647)
Credit swaps whose underlying assets are:
Securities	(4,017,666)	(3,774,540)
Total return rate swaps whose underlying assets are:
Securities	(1,266,542)	(954,107)
Total (*)	(3,720,854)	(3,961,330)
Effect on the Referential Equity (Note 3)	(125,370)	(73,868)

(*) In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (Circular No. 3,477).

During the period, there was no occurrence of credit event related to those set forth in agreements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.26

V - Accounting hedge

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

	03/31/2013		03/31/2012
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal Value	Adjustment to Market Value *	Book Value	Nominal Value	Adjustment to Market Value*	Book Value
Hedge of Deposits and Securities Purchased under Agreements to Resell	55,855,650	(99,024)	56,342,160	55,224,977	(275,772)	55,859,808
Hedge of Preferred Shares	791,568	(9,634)	791,568	716,216	(26,337)	716,216
Hedge of Subordinated CDB	152,931	-	131,087	138,094	-	121,492
Total	56,800,149	(108,658)	57,264,815	56,079,287	(302,109)	56,697,516

(*) Market Value net of tax effects recorded in stockholders’ equity

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (201,351) (R$ (93,810) at March 31, 2012).

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at March 31, 2013, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2013 and 2017.

To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015.

b)	Market Risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

	03/31/2013
	Hedge Instrument		Hedge Assets
Strategies	Nominal Value	Adjustment to Market Value *	Nominal Value	Adjustment to Market Value *
Hedge of Mortgages	799,743	650	799,743	(636)
Total	799,743	650	799,743	(636)

(*) Market Value net of tax effects recorded in stockholders’ equity

ITAÚ UNIBANCO HOLDING uses the market risk hedge to hedge against market risk variation in the receipt of interest resulting from variations in the fair value of ICPR rate (Real Promédio Camera Index). Hedge relationships were designated in 2012.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts Hedge assets are prefixed items, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2020 and 2028.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.27

c)	We present below the maturity terms of Cash Flow Hedge and Market Risk Hedg strategies:

03/31/2013						03/31/2012
Maturity Term	Hedge of Deposits and Securities Purchased under Agreements to Resell	Hedge of Preferred Shares	Hedge of Subordinated CDB	Market of Mortgage	Total	Total
2012	-	-	-	-	-	37,006,703
2013	46,333,484	-	-	-	46,333,484	11,827,255
2014	8,087,903	-	152,931	-	8,240,834	5,736,447
2015	519,250	791,568	-	-	1,310,818	716,216
2017	915,013	-	-	-	915,013	792,666
2020	-	-	-	44,730	44,730	-
2022	-	-	-	204,622	204,622	-
2025	-	-	-	193,560	193,560	-
2025	-	-	-	46,294	46,294	-
2027	-	-	-	164,147	164,147	-
2028	-	-	-	146,390	146,390	-
Total	55,855,650	791,568	152,931	799,743	57,599,892	56,079,287

d)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 29,122 (R$ 38,646 at March 31, 2012) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.28

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 03/31/2013	01/01 to 03/31/2012
Swap	298,495	12,649
Forwards (onshore)	18,848	14,465
Futures	(34,286)	750,526
Options	376,089	455,388
Credit derivatives	35,305	57,230
Other	(245,120)	(415,781)
Foreign exchange variation on investments abroad	(163,202)	(663,044)
Total	286,129	211,433

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.29

i)	Changes in adjustment to market value for the period

	01/01 to 03/31/2013	01/01 to 03/31/2012
Opening balance	2,406,079	(160,343)
Adjustments with impact on:
Results	(334,768)	625,259
Trading securities	(938,546)	313,386
Derivative financial instruments	603,778	311,873
Stockholders’ equity	(1,436,661)	16,851
Available-for-sale	(1,543,467)	228,732
Accounting Hedge – Derivative Financial Instruments	106,806	(211,881)
Futures	111,640	(202,114)
Swap	(4,834)	(9,767)

Closing balance	634,650	481,767
Adjustment to market value	634,650	481,767
Trading securities	(563,615)	340,084
Available-for-sale securities	1,239,675	947,331
Derivative financial instruments	(41,410)	(805,648)
Trading securities	138,227	(316,238)
Accounting hedge	(179,637)	(489,410)
Futures	(165,040)	(449,505)
Swap	(14,597)	(39,905)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	03/31/2013	03/31/2012
Adjustment of available-for-sale securities – stockholders’ equity	1,239,675	947,331
Adjustment to held-to-maturity securities (*)	1,156,747	785,186
Total unrealized gain	2,396,422	1,732,517

(*)	Includes the amount of R$ 9,536 (R$ 10,514 at 03/31/2012) regarding the adjustment to market value of securities reclassified up to March 31, 2003, not recognized in net income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.30

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the Capital Accord as amended – Basel II and in the regulations: BACEN Circular No. 3,354 of June 27, 2007 and Resolution No. 3,464.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or arbitration opportunities.

The banking portfolio comprises transactions that do not fit into the trading portfolio. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of ITAÚ UNIBANCO HOLDING and held not for trading in the short term. Its composition may include derivatives.

The sensitivity analyses of non-trading and trading portfolio shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	03/31/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,970)	(49,136)	(98,014)
Foreign exchange	Rates of foreign currency coupon	(358)	(8,884)	(17,625)
Foreign currency	Exchange variation	2,413	(60,322)	(120,644)
Price indices	Rates of price index coupon	(465)	(11,516)	(22,799)
Reference rate	Rate of TR coupon	328	(8,263)	(16,665)
Shares	Share price	5,514	(137,852)	(275,705)
	Total without correlation	5,461	(275,974)	(551,453)
	Total with correlation	4,155	(210,001)	(419,625)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(4,224)	(105,264)	(209,857)
Foreign exchange	Rates of foreign currency coupon	(1,434)	(35,311)	(69,551)
Foreign currency	Exchange variation	350	(8,758)	(17,516)
Price indices	Rates of price index coupon	(890)	(22,096)	(43,882)
Reference rate	Rate of TR coupon	(1,948)	(46,445)	(88,349)
Shares	Share price	6,946	(173,640)	(347,279)
	Total without correlation	(1,199)	(391,513)	(776,434)
	Total with correlation	(912)	(297,919)	(590,823)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

•	Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative Financial Instruments in this note.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.31

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2013										03/31/2012
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	124,885,502	95,818,337	32,525,426	22,560,829	9,029,395	3,118,005	2,830,876	2,638,877	10,634,340	304,041,587	280,044,935
Loans and discounted trade receivables	47,612,645	48,968,901	22,118,867	17,011,354	7,492,513	2,208,602	2,228,830	2,197,083	8,648,688	158,487,483	150,387,729
Financing	48,103,328	38,629,871	8,549,013	4,902,618	1,393,833	792,539	566,211	412,398	1,924,609	105,274,420	98,906,221
Farming and agribusiness financing	5,414,400	885,426	604,620	241,677	33,416	57,568	1,949	2,015	22,117	7,263,188	5,447,694
Real estate financing	23,755,129	7,334,139	1,252,926	405,180	109,633	59,296	33,886	27,381	38,926	33,016,496	25,303,291

Lease operations	3,870,506	5,775,241	2,374,830	1,013,058	631,824	287,364	211,475	167,769	655,557	14,987,624	24,128,476

Credit card operations	-	35,400,747	2,002,610	1,293,440	741,410	399,457	342,915	321,417	2,823,051	43,325,047	37,801,820

Advance on exchange contracts (1)	3,197,465	866,087	240,996	566,417	20,838	6,925	3,147	20,855	5,689	4,928,419	4,604,701

Other sundry receivables (2)	13,015	3,931,438	7,031	17,940	9,439	3,488	1,130	5,366	76,492	4,065,339	788,866

Total operations with credit granting characteristics	131,966,488	141,791,850	37,150,893	25,451,684	10,432,906	3,815,239	3,389,543	3,154,284	14,195,129	371,348,016	347,368,798
Endorsements and sureties (3)										62,890,752	53,150,011
Total with endorsements and sureties	131,966,488	141,791,850	37,150,893	25,451,684	10,432,906	3,815,239	3,389,543	3,154,284	14,195,129	434,238,768	400,518,809
TOTAL – 03/31/2012	112,194,384	140,077,527	35,198,660	21,633,247	15,473,785	3,713,168	3,404,165	2,818,657	12,855,205	347,368,798

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.32

II – By maturity and risk level

	03/31/2013										03/31/2012
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,243,484	3,348,441	2,514,155	1,753,695	1,423,653	1,224,657	5,496,118	19,004,203	19,714,729
01 to 30	-	-	165,454	158,146	114,684	65,245	56,841	54,765	471,705	1,086,840	1,225,748
31 to 60	-	-	130,157	133,764	99,592	58,948	50,478	41,143	223,230	737,312	803,546
61 to 90	-	-	129,078	121,872	93,417	58,716	49,055	40,159	214,826	707,123	717,341
91 to 180	-	-	348,397	353,204	261,067	297,582	142,993	124,677	629,358	2,157,278	2,091,073
181 to 365	-	-	605,245	696,479	506,135	314,419	279,716	248,170	1,150,240	3,800,404	3,859,608
Over 365	-	-	1,865,153	1,884,976	1,439,260	958,785	844,570	715,743	2,806,759	10,515,246	11,017,413
Overdue installments	-	-	755,922	983,330	1,073,167	777,373	963,471	890,221	6,099,424	11,542,908	12,196,578
01 to 14	-	-	17,936	102,044	56,805	32,480	26,919	21,427	108,916	366,527	385,673
15 to 30	-	-	707,252	157,302	149,929	59,133	48,146	32,012	159,942	1,313,716	1,242,867
31 to 60	-	-	30,734	691,004	248,792	135,028	106,666	63,585	308,465	1,584,274	1,588,743
61 to 90	-	-	-	23,955	576,924	131,781	142,124	96,298	324,214	1,295,296	1,351,261
91 to 180	-	-	-	9,025	40,717	395,396	602,224	636,901	1,338,199	3,022,462	3,320,372
181 to 365	-	-	-	-	-	23,555	37,392	39,998	3,733,153	3,834,098	4,213,372
Over 365	-	-	-	-	-	-	-	-	126,535	126,535	94,290
SUBTOTAL	-	-	3,999,406	4,331,771	3,587,322	2,531,068	2,387,124	2,114,878	11,595,542	30,547,111	31,911,307
SPECIFIC ALLOWANCE	-	-	(39,994)	(129,953)	(358,732)	(759,320)	(1,193,562)	(1,480,415)	(11,595,542)	(15,557,518)	(15,114,870)
SUBTOTAL – 03/31/2012	-	-	4,553,375	4,401,373	4,526,587	2,746,942	2,651,219	2,322,886	10,708,925	31,911,307
	NON-OVERDUE OPERATIONS
Falling due installments	131,060,902	140,309,057	32,528,297	20,830,115	6,704,303	1,233,236	986,637	1,026,499	2,554,651	337,233,697	312,694,617
01 to 30	14,321,175	26,476,086	6,795,612	3,751,237	1,799,379	179,450	106,766	73,938	590,983	54,094,626	55,193,001
31 to 60	7,389,918	12,436,008	2,880,925	1,572,796	469,515	69,912	80,171	26,502	226,082	25,151,829	22,327,472
61 to 90	7,165,805	8,881,815	2,387,453	3,256,008	313,597	63,729	35,201	103,570	137,322	22,344,500	17,415,152
91 to 180	13,838,431	16,793,490	4,331,011	2,209,560	646,206	115,678	70,253	63,219	316,480	38,384,328	35,378,781
181 to 365	16,107,541	20,394,234	4,951,852	2,712,766	1,052,774	166,558	155,144	90,513	309,665	45,941,047	43,691,277
Over 365	72,238,032	55,327,424	11,181,444	7,327,748	2,422,832	637,909	539,102	668,757	974,119	151,317,367	138,688,934
Overdue up to 14 days	905,586	1,482,793	623,190	289,798	141,281	50,935	15,782	12,907	44,936	3,567,208	2,762,874
SUBTOTAL	131,966,488	141,791,850	33,151,487	21,119,913	6,845,584	1,284,171	1,002,419	1,039,406	2,599,587	340,800,905	315,457,491
GENERIC ALLOWANCE	-	(708,959)	(331,515)	(633,597)	(684,558)	(385,251)	(501,210)	(727,584)	(2,599,587)	(6,572,261)	(5,778,177)
SUBTOTAL – 03/31/2012	112,194,384	140,077,527	30,645,285	17,231,874	10,947,198	966,226	752,946	495,771	2,146,280	315,457,491
GRAND TOTAL	131,966,488	141,791,850	37,150,893	25,451,684	10,432,906	3,815,239	3,389,543	3,154,284	14,195,129	371,348,016	347,368,798
EXISTING ALLOWANCE	-	(708,959)	(371,509)	(1,350,221)	(3,128,828)	(1,907,237)	(2,372,342)	(3,153,969)	(14,195,129)	(27,188,194)	(25,951,462)
Minimum allowance required	-	(708,959)	(371,509)	(763,550)	(1,043,290)	(1,144,571)	(1,694,772)	(2,207,999)	(14,195,129)	(22,129,779)	(20,893,047)
Additional allowance (3)	-	-	-	(586,671)	(2,085,538)	(762,666)	(677,570)	(945,970)	-	(5,058,415)	(5,058,415)
GRAND TOTAL 03/31/2012	112,194,384	140,077,527	35,198,660	21,633,247	15,473,785	3,713,168	3,404,165	2,818,657	12,855,205	347,368,798
EXISTING ALLOWANCE	-	(700,388)	(351,986)	(648,996)	(4,337,724)	(1,856,212)	(2,382,576)	(2,818,375)	(12,855,205)	(25,951,462)
Minimum allowance required	-	(700,388)	(351,986)	(648,996)	(1,547,379)	(1,113,950)	(1,702,083)	(1,973,060)	(12,855,205)	(20,893,047)
Additional allowance (3)	-	-	-	-	(2,790,345)	(742,262)	(680,493)	(845,315)	-	(5,058,415)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 20,414,050 (R$ 21,471,120 at 03/31/2012);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.33

III – By business sector

	03/31/2013%		03/31/2012%
PUBLIC SECTOR	1,367,925	0.4%	1,644,423	0.5%
ENERGY	236,951	0.1%	413,866	0.1%
PETROCHEMICAL AND CHEMICAL	938,866	0.3%	520,862	0.1%
SUNDRY	192,108	0.1%	709,695	0.2%
PRIVATE SECTOR	369,980,091	99.6%	345,724,375	99.5%
COMPANIES	205,635,579	55.4%	189,463,529	54.5%
SUGAR AND ALCOHOL	7,782,111	2.1%	6,903,779	2.0%
AGRIBUSINESS AND FERTILIZERS	11,512,245	3.1%	11,729,459	3.4%
FOOD AND BEVERAGE	10,296,361	2.8%	9,224,769	2.7%
BANKS AND OTHER FINANCIAL INSTITUTIONS	3,674,893	1.0%	4,917,380	1.4%
CAPITAL ASSETS	7,751,508	2.1%	6,936,342	2.0%
PULP AND PAPER	2,836,376	0.8%	2,520,137	0.7%
PUBLISHING AND PRINTING	1,545,547	0.4%	1,594,990	0.5%
ELECTRONIC AND IT	4,834,084	1.3%	4,503,454	1.3%
PACKAGING	2,141,338	0.6%	1,850,216	0.5%
ENERGY AND SEWAGE	5,769,808	1.6%	5,513,429	1.6%
EDUCATION	1,152,177	0.3%	1,091,664	0.3%
PHARMACEUTICALS AND COSMETICS	4,224,200	1.1%	3,890,256	1.1%
REAL ESTATE AGENTS	14,508,123	3.9%	12,064,729	3.5%
ENTERTAINMENT AND TOURISM	3,435,062	0.9%	3,378,831	1.0%
WOOD AND FURNITURE	3,143,036	0.8%	3,006,421	0.9%
CONSTRUCTION MATERIAL	5,384,574	1.5%	5,215,688	1.5%
STEEL AND METALLURGY	8,882,080	2.4%	7,755,147	2.2%
MEDIA	839,935	0.2%	1,005,100	0.3%
MINING	2,916,600	0.8%	2,291,519	0.7%
INFRASTRUCTURE WORK	4,712,227	1.3%	4,766,745	1.4%
OIL AND GAS	3,360,210	0.9%	2,804,742	0.8%
PETROCHEMICAL AND CHEMICAL	5,809,624	1.6%	6,061,959	1.7%
HEALTH CARE	1,827,634	0.5%	1,736,779	0.5%
INSURANCE AND REINSURANCE AND PENSION PLANS	4,883	0.0%	5,645	0.0%
TELECOMMUNICATIONS	930,246	0.3%	959,180	0.3%
THIRD SECTOR	98,020	0.0%	105,158	0.0%
TRADING	1,941,416	0.5%	1,968,306	0.6%
TRANSPORTATION	17,042,977	4.6%	16,121,815	4.6%
DOMESTIC APPLIANCES	2,454,351	0.7%	2,314,593	0.7%
VEHICLES AND AUTOPARTS	13,268,471	3.6%	13,130,191	3.8%
CLOTHING AND SHOES	5,205,314	1.4%	5,190,141	1.5%
COMMERCE - SUNDRY	13,433,363	3.6%	13,710,609	3.9%
INDUSTRY - SUNDRY	4,356,671	1.2%	2,789,668	0.8%
SUNDRY SERVICES	17,266,780	4.6%	14,646,526	4.2%
SUNDRY	11,293,334	3.0%	7,758,162	2.2%
INDIVIDUALS	164,344,512	44.3%	156,260,846	45.0%
CREDIT CARDS	42,989,075	11.6%	37,434,770	10.8%
REAL ESTATE FINANCING	24,316,096	6.5%	18,235,076	5.2%
CONSUMER LOANS/OVERDRAFT	48,318,005	13.0%	41,536,926	12.0%
VEHICLES	48,721,336	13.1%	59,054,074	17.0%
GRAND TOTAL	371,348,016	100.0%	347,368,798	100.0%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.34

b)	Credit concentration

	03/31/2013		03/31/2012
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,697,755	1.1	3,296,014	0.8
10 largest debtors	28,319,581	6.5	22,555,838	5.6
20 largest debtors	44,465,922	10.2	37,410,715	9.3
50 largest debtors	69,782,999	16.1	59,058,435	14.7
100 largest debtors	92,118,012	21.2	77,650,668	19.4

	03/31/2013		03/31/2012
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	5,303,903	1.1	3,920,695	0.9
10 largest debtors	37,004,915	7.5	30,946,097	7.0
20 largest debtors	58,664,810	11.9	50,464,328	11.3
50 largest debtors	95,699,289	19.4	80,910,874	18.2
100 largest debtors	124,362,506	25.3	105,467,529	23.7

(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Opening balance	(27,744,938)	(25,771,727)
Effect of change in consolidation criteria (Note 2b)	(483,210)	-
Net increase for the period	(4,945,194)	(6,031,366)
Required by Resolution No. 2,682/99	(4,945,194)	(6,031,366)
Additional allowance	-	-
Write-Off	5,985,148	5,851,631
Closing balance (1)	(27,188,194)	(25,951,462)
Required by Resolution No. 2,682/99	(22,129,779)	(20,893,047)
Specific allowance (2)	(15,557,518)	(15,114,870)
Generic allowance (3)	(6,572,261)	(5,778,177)
Additional allowance (4)	(5,058,415)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (1,291,820) (R$ (1,793,057) at March 31, 2012).
(2)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At March 31, 2013, the balance of the allowance in relation to the loan portfolio is equivalent to 7.3% (7.5% at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.35

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Expenses for allowance for loan losses	(4,945,194)	(6,031,366)
Income from recovery of credits written off as loss	1,085,861	1,192,327
Result of allowance for loan losses (*)	(3,859,333)	(4,839,039)

(*) The amounts related to the lease portfolio from 01/01 to 03/31/2013 are: Expenses for allowance for loan losses R$ (198,876) (R$ (345,287) from 01/01 to 03/31/2012) and Income from recovery of credits written off as loss R$ 200,578 (R$ 246,742 from 01/01 to 03/31/2012).

II - Renegotiated loan operations

	03/31/2013			03/31/2012
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	19,123,731	(8,493,349)	44.4%	16,438,120	(6,755,219)	41.1%
(-) Amended Operations non-overdue (2)	(5,107,732)	1,417,041	27.7%	(3,254,812)	934,824	28.7%
Renegotiated loan operations	14,015,999	(7,076,308)	50.5%	13,183,308	(5,820,395)	44.1%
(1)	The amounts related to the lease portfolio are R$ 942,797 (R$ 1,036,860 at March,31 2012).
(2)	Resulting from transations non-overdue or a delay of less than 30 days, reflex of changes in the original contractual terms.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.36

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	03/31/2013				01/01 to 03/31/2013	03/31/2012	01/01 to 03/31/2012
	0 - 30	31 - 180	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets Loan operations	730	109	117,807	118,646	371	132,913	(2,782)
Liabilities - restricted operations on assets Foreign borrowings through securities	730	109	117,807	118,646	(371)	132,876	2,819
Net revenue from restricted operations					-		37

At March 31, 2013, and 2012 there were no balances in default.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.37

f) Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at March 31, 2013 where the entity significantly retained the related risks and benefits is R$ 379,196 (R$ 516,038 at 03/31/2012), composed of real estate financing of R$ 361,685 (R$ 495,944 at 03/31/2012) and farming financing of R$ 17,511 (R$ 20,094 at 03/31/2012).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 367,306 with effect on results of R$ (241), net of Allowance for Loan Losses.

In the period, loan portfolios with assignor’s risk retention, in the amount of R$ 3,910,530, totaling R$ 4,851,554 at March 31, 2013, were also purchased.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.38

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2013	03/31/2012
ASSETS - OTHER RECEIVABLES	40,224,746	49,092,480
Exchange purchase pending settlement – foreign currency	21,500,201	26,706,909
Bills of exchange and term documents – foreign currency	3,577	-
Exchange sale rights – local currency	19,173,052	22,793,587
(Advances received) – local currency	(452,084)	(408,016)
LIABILITIES – OTHER LIABILITIES (Note 2a)	40,634,386	49,364,038
Exchange sales pending settlement – foreign currency	19,104,310	22,889,413
Liabilities from purchase of foreign currency – local currency	21,523,828	26,470,642
Other	6,248	3,983
MEMORANDUM ACCOUNTS	987,888	1,441,782
Outstanding import credits – foreign currency	949,059	1,401,334
Confirmed export credits – foreign currency	38,829	40,448

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.39

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	03/31/2013						03/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	145,267,937	17,474,655	15,831,637	59,980,395	238,554,624	33.9	231,344,785	39.2
Deposits received under securities repurchase agreements	157,402,896	15,306,958	16,240,725	107,152,265	296,102,844	42.0	212,667,596	36.0
Funds from acceptance and issuance of securities	3,354,174	16,124,881	9,883,462	23,914,636	53,277,153	7.6	49,335,883	8.3
Borrowings and onlending	4,725,125	15,484,939	12,480,559	30,199,793	62,890,416	8.9	52,073,515	8.8
Subordinated debt (*)	340,926	427,304	133,849	51,921,102	52,823,181	7.5	45,700,763	7.7
TOTAL	311,091,058	64,818,737	54,570,232	273,168,191	703,648,218		591,122,542
% per maturity term	44.2	9.2	7.8	38.8
TOTAL – 03/31/2012	217,316,328	60,474,354	45,621,077	267,710,783	591,122,542
% per maturity term	36.8	10.2	7.7	45.3

 (*) Includes R$ 791,717 (R$ 716,294 at 03/31/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	03/31/2013						03/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	33,717,703	-	-	-	33,717,703	14.1	26,902,686	11.6
Savings accounts	87,071,786	-	-	-	87,071,786	36.5	68,488,274	29.6
Interbank	3,439,306	4,046,323	646,717	311,337	8,443,683	3.5	8,569,085	3.7
Time deposits	21,039,142	13,428,332	15,184,920	59,669,058	109,321,452	45.9	127,384,740	55.1
TOTAL	145,267,937	17,474,655	15,831,637	59,980,395	238,554,624		231,344,785
% per maturity term	60.9	7.3	6.6	25.2
TOTAL – 03/31/2012	118,109,733	19,990,505	13,191,750	80,052,797	231,344,785
% per maturity term	51.1	8.6	5.7	34.6

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 100,103 at 03/31/2013 (R$ 4,952,254 at 03/31/2012 of interbank deposits), with maturity of 181 to 365 days.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.40

c) Deposits received under securities repurchase agreements

	03/31/2013						03/31/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	54,335,273	14,481,838	15,008,521	89,211,611	173,037,243	58.4	154,364,760	72.6
Government securities	32,160,710	447,753	2,377	5,330	32,616,170	11.0	35,710,323	16.8
Own issue	3,133,490	13,915,349	15,003,904	89,206,281	121,259,024	41.0	109,414,981	51.5
Foreign	19,041,073	118,736	2,240	-	19,162,049	6.4	9,239,456	4.3
Third-party portfolio	103,067,623	-	-	-	103,067,623	34.8	40,839,214	19.2
Free portfolio	-	825,120	1,232,204	17,940,654	19,997,978	6.8	17,463,622	8.2
TOTAL	157,402,896	15,306,958	16,240,725	107,152,265	296,102,844		212,667,596
% per maturity term	53.1	5.2	5.5	36.2
TOTAL – 03/31/2012	87,625,464	10,134,650	9,508,545	105,398,937	212,667,596
% per maturity term	41.2	4.7	4.5	49.6

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.41

d) Funds from acceptance and issuance of securities

	03/31/2013						03/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
FUNDS FROM BILLS:	2,021,324	11,667,046	8,039,825	14,422,750	36,150,945	67.8	37,317,931	75.6
Financial	323,269	2,904,732	4,680,537	10,212,669	18,121,207	34.0	16,856,373	34.2
of real estate loans	1,443,205	6,958,218	2,132,408	1,270,865	11,804,696	22.2	16,749,993	34.0
Bill of credit related to agribusiness	245,626	1,794,726	1,204,314	2,768,905	6,013,571	11.2	3,474,608	7.0
Mortgage notes	9,224	9,370	22,566	170,311	211,471	0.4	236,957	0.5
DEBENTURES	539,600	517,120	-	-	1,056,720	2.0	1,065,185	2.2
FOREIGN SECURITIES	793,250	3,940,715	1,843,637	9,491,886	16,069,488	30.2	10,952,767	22.2
Non-Trade Related – Issued abroad	793,250	3,940,715	1,843,637	9,491,886	16,069,488	30.2	10,952,767	22.2
Brazil Risk Note Programme	639,259	3,304,996	1,199,220	3,118,355	8,261,830	15.5	3,035,674	6.2
Structure Note Issued	120,284	534,575	515,993	2,607,670	3,778,522	7.1	3,333,607	6.8
Bonds	7,834	33,769	42,671	2,195,630	2,279,904	4.3	1,290,006	2.5
Fixed Rate Notes	13,795	44,510	17,660	1,321,603	1,397,568	2.6	850,506	1.7
Euro Medium Term Note Programme	-	-	-	-	-	-	272,576	0.6
Euro Certificates of Deposits	-	-	-	-	-	-	2,020,124	4.1
Medium Term Note	-	-	-	-	-	-	138,746	0.3
Eurobonds	11,958	2,393	7,667	128,515	150,533	0.3	10,745	0.0
Other	120	20,472	60,426	120,113	201,131	0.4	783	0.0
TOTAL	3,354,174	16,124,881	9,883,462	23,914,636	53,277,153		49,335,883
% per maturity term	6.3	30.3	18.6	44.8
TOTAL – 03/31/2012	2,647,076	13,871,572	8,804,549	24,012,686	49,335,883
% per maturity term	5.4	28.1	17.8	48.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 18,667 (R$ 18,667 at 03/31/2012) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 03/31/2012), totaling R$ 518,667 (R$ 518,667 at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.42

e)	Borrowings and onlending

	03/31/2013						03/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
BORROWINGS	2,740,610	10,062,133	7,354,940	3,907,194	24,064,877	38.3	17,141,960	32.9
Domestic	127,297	118,603	51,520	144,604	442,024	0.7	534,483	1.0
Foreign (*)	2,613,313	9,943,530	7,303,420	3,762,590	23,622,853	37.6	16,607,477	31.9
ONLENDING	1,984,515	5,422,806	5,125,619	26,292,599	38,825,539	61.7	34,931,555	67.1
Domestic – official institutions	1,567,666	5,409,052	5,121,306	26,142,281	38,240,305	60.8	34,374,964	66.0
BNDES	271,615	1,045,345	1,334,412	8,748,886	11,400,258	18.1	9,874,417	19.0
FINAME	1,256,517	4,285,089	3,637,941	17,251,247	26,430,794	42.0	24,137,819	46.4
Other	39,534	78,618	148,953	142,148	409,253	0.7	362,728	0.7
Foreign	416,849	13,754	4,313	150,318	585,234	0.9	556,591	1.1
TOTAL	4,725,125	15,484,939	12,480,559	30,199,793	62,890,416		52,073,515
% per maturity term	7.5	24.6	19.8	48.1
TOTAL- 03/31/2012	2,745,001	13,398,249	9,926,166	26,004,099	52,073,515
% per maturity term	5.3	25.7	19.1	49.9
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.43

f)	Subordinated debt

	03/31/2013						03/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	35,855	44,355	122,916	11,209,003	11,412,129	21.6	23,834,279	52.1
Financial Treasury bills	243,982	216,453	4,619	24,108,794	24,573,848	46.5	12,477,413	27.3
Euronotes	57,225	166,496	-	15,691,426	15,915,147	30.1	8,398,483	18.4
Bonds	3,864	-	6,165	179,011	189,040	0.4	307,575	0.7
(-) Transaction costs incurred (Note 4b)	-	-	-	(58,700)	(58,700)	(0.1)	(33,281)	(0.1)
TOTAL OTHER LIABILITIES	340,926	427,304	133,700	51,129,534	52,031,464		44,984,469
Redeemable preferred shares	-	-	149	791,568	791,717	1.5	716,294	1.6
GRAND TOTAL (*)	340,926	427,304	133,849	51,921,102	52,823,181		45,700,763
% per maturity term	0.6	0.8	0.3	98.3
TOTAL- 03/31/2012	6,189,054	3,079,378	4,190,067	32,242,264	45,700,763
% per maturity term	13.5	6.7	9.2	70.6
(*)	The amount of R$ 50,413,271 (R$ 39,997,150 at 03/31/2012) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.44

Description
Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	40,000	2003	2013	102% of CDI	122,916
	48,401	2008	2013	106 to 107% of CDI	80,210
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6	3,386,399
	33,200			IGPM + 7.22%	69,496
	1,000,000	2008	2014	112% of CDI	1,582,735
	400,000	2008	2015	119.8% of CDI	669,701
	50,000	2010	2015	113% of CDI	69,839
	465,835	2006	2016	100% of CDI + 0.7% (*)	908,233
	2,719,268	2010	2016	110% to 114% of CDI	3,797,033
	122,500			IPCA + 7.21%	181,166
	366,830	2010	2017	IPCA + 7.33%	544,401
				TOTAL	11,412,129

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	368,222
	1,874,000			112% to 112.5% of CDI	1,889,244
	30,000			IPCA + 7%	40,434
	206,000	2010	2017	IPCA + 6.95% to 7.2%	254,313
	3,223,500	2011	2017	108% to 112% of CDI	3,337,808
	352,400			IPCA + 6,15% to 7.8%	420,151
	138,000			IGPM + 6.55% to 7.6%	167,538
	3,650,000			100% of CDI + 1.29% to 1.52%	3,766,582
	500,000	2012	2017	100% of CDI + 1.12%	512,905
	42,000	2011	2018	IGPM + 7%	47,923
	30,000			IPCA + 7.53% to 7.7%	35,646
	460,645	2012	2018	IPCA + 4.40% to 6.58%	511,745
	3,782,100			100% of CDI + 1.01% to 1.32%	3,873,045
	6,373,127			108% to 113% of CDI	6,574,099
	112,000			PRE + 9.95% to 11.95%	120,393
	2,000	2011	2019	109% to 109.7% of CDI	2,269
	12,000	2012	2019	PRE + 11.96%	13,562
	100,500			IPCA + 4.70% to 6.30%	112,259
	1,000			100% of CDI	1,112
	20,000	2012	2020	IPCA + 6.00% to 6.17%	22,777
	1,000			111% of CDI	1,113
	6,000	2011	2021	109.25% to 110.50% of CDI	6,967
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,472,780
	20,000			IGPM + 4.63%	20,961
				TOTAL	24,573,848

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,064,673
	1,000,000	2010	2021	5.75%	2,029,170
	750,000	2011	2021	5.75% to 6.2%	1,511,622
	550,000	2012	2021	6.2%	1,155,710
	2,625,000	2012	2022	5.50% to 5.65%	5,255,484
	1,870,000	2012	2023	5.13%	3,839,788
				TOTAL	15,856,447

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	189,040
				TOTAL	189,040

Preferred shares - USD	393,072	2002	2015	3.04%	791,717

TOTAL					52,823,181
(*)	Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 57,225 (R$ 52,092 at 03/31/2012), with maturity of 31 to 180 days in the amount of R$ 166,496 (R$ 62,340 03/31/2012) and over 365 days in the amount of R$ 15,632,726 (R$ 8,250,770 at 03/31/2012), totaling R$ 15,856,447 (R$ 8,365,202 at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.45

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Unearned premiums (*)	4,752,297	4,308,822	-	-	-	-	4,752,297	4,308,822
Mathematical provision of benefits to be granted and benefits granted	19,044	29,400	83,014,436	65,899,629	-	-	83,033,480	65,929,029
Premium deficiency / Insufficient contribution	339,138	326,527	755,565	700,166	-	-	1,094,703	1,026,693
Financial surplus	1,450	1,566	509,042	496,585	-	-	510,492	498,151
Mathematical provision for redemptions	-	-	-	-	2,875,576	2,801,398	2,875,576	2,801,398
Provision for raffles	-	-	-	-	16,772	16,972	16,772	16,972
Unsettled claims	3,158,405	2,244,520	-	-	-	-	3,158,405	2,244,520
Claims / Events incurred but not reported (IBNR)	905,043	758,774	12,286	10,698	-	-	917,329	769,472
Other provisions	35,444	31,685	191,627	165,695	37,792	37,296	264,863	234,676
TOTAL	9,210,821	7,701,294	84,482,956	67,272,773	2,930,140	2,855,666	96,623,917	77,829,733
(*)	According to Circular No. 464 of 03/01/2013, SUSEP, includes the technical provision for extension of warranty in the extended warranty line, previously disclosed under Other provisions, including for comparative purposes.

The Liability Adequacy Test did not show any deficiency in this period.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.46

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Interbank investments – money market	948,135	850,817	1,005,069	798,084	1,018,169	1,062,372	2,971,373	2,711,273
Securities and derivative financial instruments	3,533,478	3,053,793	83,859,222	66,724,351	2,025,427	1,894,831	89,418,127	71,672,975
PGBL/VGBL FUND QUOTAS (1)	-	-	78,381,764	61,637,729	-	-	78,381,764	61,637,729
Government securities - Domestic	-	-	54,704,677	40,645,997	-	-	54,704,677	40,645,997
National Treasury Bills	-	-	16,159,518	26,295,179	-	-	16,159,518	26,295,179
National Treasury Notes	-	-	21,110,269	12,204,892	-	-	21,110,269	12,204,892
Financial Treasury Bills	-	-	17,434,890	2,145,926	-	-	17,434,890	2,145,926
Corporate securities	-	-	23,316,630	20,861,338	-	-	23,316,630	20,861,338
Bank deposit certificates	-	-	2,445,773	5,769,466	-	-	2,445,773	5,769,466
Debentures	-	-	3,570,574	3,590,120	-	-	3,570,574	3,590,120
Shares	-	-	1,288,054	1,637,013	-	-	1,288,054	1,637,013
Credit note	-	-	151,288	733,184	-	-	151,288	733,184
Financial Treasury bills	-	-	15,856,196	9,129,241	-	-	15,856,196	9,129,241
Securitized real estate loans	-	-	4,745	2,314	-	-	4,745	2,314
PGBL/VGBL fund quotas	-	-	293,636	107,434	-	-	293,636	107,434
Derivative financial instruments	-	-	36,961	41,077	-	-	36,961	41,077
Accounts receivable / (Payable)	-	-	29,860	(18,117)	-	-	29,860	(18,117)
Other assets	3,533,478	3,053,793	5,477,458	5,086,622	2,025,427	1,894,831	11,036,363	10,035,246
Government	1,204,733	947,406	4,193,837	3,803,692	190,258	184,996	5,588,828	4,936,094
Private	2,328,745	2,106,387	1,283,621	1,282,930	1,835,169	1,709,835	5,447,535	5,099,152
Receivables from insurance and reinsurance operations (2)	4,955,177	3,941,170	-	-	-	-	4,955,177	3,941,170
Credit rights	976,033	908,668	-	-	-	-	976,033	908,668
Commercial – Extended guarantee	1,336,714	1,283,450	-	-	-	-	1,336,714	1,283,450
Reinsurance	2,642,430	1,749,052	-	-	-	-	2,642,430	1,749,052
Escrow deposits for loss	-	7,116	-	-	-	-	-	7,116
TOTAL	9,436,790	7,852,896	84,864,291	67,522,435	3,043,596	2,957,203	97,344,677	78,332,534
(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.47

c) Financial and operating income per segment

	INSURANCE						PENSION PLAN						CAPITALIZATION		TOTAL
	01/01 to 03/31/2013			01/01 to 03/31/2012			01/01 to 03/31/2013			01/01 to 03/31/2012			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Financial income from insurance, pension plan and capitalization operations	46,439	-	46,439	94,319	-	94,319	43,097	-	43,097	64,703	-	64,703	13,263	39,044	102,799	198,066
Financial income	61,507	-	61,507	102,160	-	102,160	485,866	-	485,866	1,787,778	-	1,787,778	48,635	82,171	596,008	1,972,109
Financial expenses	(15,068)	-	(15,068)	(7,841)	-	(7,841)	(442,769)	-	(442,769)	(1,723,075)	-	(1,723,075)	(35,372)	(43,127)	(493,209)	(1,774,043)

Operating income from insurance, pension plan and capitalization operations	827,644	(138,257)	689,387	719,703	(123,836)	595,867	55,347	(713)	54,634	25,697	1,287	26,984	122,342	127,322	866,363	750,173
Premiums and contributions	1,849,320	(273,439)	1,575,881	1,655,358	(225,285)	1,430,073	5,027,609	(1,406)	5,026,203	3,543,529	(190)	3,543,339	519,711	494,647	7,121,795	5,468,059
Changes in technical provisions	(75,958)	8,399	(67,559)	(87,709)	(19,240)	(106,949)	(4,971,592)	-	(4,971,592)	(3,503,338)	-	(3,503,338)	(882)	(1,043)	(5,040,033)	(3,611,330)
Expenses for claims, benefits, redemptions and raffles	(677,469)	110,559	(566,910)	(570,876)	106,175	(464,701)	960	-	960	(13,211)	1,477	(11,734)	(401,549)	(366,247)	(967,499)	(842,682)
Selling expenses	(262,332)	16,224	(246,108)	(259,353)	14,514	(244,839)	(1,232)	-	(1,232)	(533)	-	(533)	-	(849)	(247,340)	(246,221)
Other operating revenues and expenses	(5,917)	-	(5,917)	(17,717)	-	(17,717)	(398)	693	295	(750)	-	(750)	5,062	814	(560)	(17,653)
Total result from insurance, pension plan and capitalization operations	874,083	(138,257)	735,826	814,022	(123,836)	690,186	98,444	(713)	97,731	90,400	1,287	91,687	135,605	166,366	969,162	948,239

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.48

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a)  Contingent Assets: there are no contingent assets recorded.

b)  Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,613,002 (R$ 825,960 at March 31, 2012) and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.49

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 03/31/2013				01/01 to 03/31/2012
	Civil	Labor	Other	Total	Total
Opening balance	3,731,588	4,852,246	192,303	8,776,137	7,344,813
Effect of change in consolidation criteria (Note 2b)	13,105	14,043	9	27,157	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(118,176)	(948,237)	-	(1,066,413)	(1,066,563)
Subtotal	3,626,517	3,918,052	192,312	7,736,881	6,278,250
Restatement/Charges	71,039	51,021	-	122,060	67,868
Changes in the period reflected in results (Notes 13f and 13i)	369,931	363,178	5,128	738,237	680,927
Increase (*)	544,831	419,393	5,575	969,799	788,302
Reversal	(174,900)	(56,215)	(447)	(231,562)	(107,375)
Payment	(375,239)	(292,766)	-	(668,005)	(509,890)
Subtotal	3,692,248	4,039,485	197,440	7,929,173	6,517,155
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	134,449	896,615	-	1,031,064	1,062,258
Closing balance (Note 13c)	3,826,697	4,936,100	197,440	8,960,237	7,579,413
Closing balance at 03/31/2012 (Note 13c)	3,295,600	4,115,017	168,796	7,579,413
Escrow deposits at 03/31/2013 (Note 13a)	2,070,036	2,385,775	-	4,455,811
Escrow deposits at 03/31/2012 (Note 13a)	1,988,140	2,434,851	-	4,422,991

(*) Civil provisions include the provision for economic plans amounting to R$ 66,023 (R$ 95,197 from January 1 to March 31, 2012) (Note 22k).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.50

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 03/31/2013			01/01 to 03/31/2012
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	7,612,614	2,820,311	10,432,925	8,644,552
Effect of change in consolidation criteria (Note 2b)	7,870	1,591	9,461	-
(-) Contingencies guaranteed by indemnity clauses	-	(61,198)	(61,198)	(57,438)
Subtotal	7,620,484	2,760,704	10,381,188	8,587,114
Restatement/Charges	68,992	36,042	105,034	224,584
Changes in the period reflected in results	35,166	30,318	65,484	169,740
Increase	229,353	43,183	272,536	202,971
Reversal	(194,187)	(12,865)	(207,052)	(33,231)
Payment	(390,793)	(11,598)	(402,391)	(45,799)
Subtotal	7,333,849	2,815,466	10,149,315	8,935,639
(+) Contingencies guaranteed by indemnity clauses	-	62,139	62,139	58,565
Closing balance (Note 13c and 14c)	7,333,849	2,877,605	10,211,454	8,994,204
Closing balance at 03/31/2012 (Notes 13c and 14c)	6,608,943	2,385,261	8,994,204	-

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.51

	01/01 to 03/31/2013			01/01 to 03/31/2012
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,196,129	360,710	4,556,839	5,178,313
Effect of change in consolidation criteria (Note 2b)	8,211	-	8,211	-
Appropriation of income	47,383	7,648	55,031	136,024
Changes in the period	(395,458)	25,845	(369,613)	212,009
Deposited	174,712	26,029	200,741	217,317
Withdrawals	(4,738)	-	(4,738)	(4,459)
Conversion into income	(565,432)	(184)	(565,616)	(849)
Closing balance	3,856,265	394,203	4,250,468	5,526,346
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	438	438	-
Closing balance after relocated (Note 13a)	3,856,265	394,641	4,250,906	5,526,346
Closing balance at 03/31/2012 (Note 13a)	4,194,538	1,331,808	5,526,346

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.52

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,056,475: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 511,179.

•	CSLL – Isonomy – R$ 2,105,511: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 572,670.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 520,515: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 480,667.

•	PIS – Principles of anteriority over 90 days and non-retroactivity - R$ 384,789: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 90,054.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.53

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 9,876,800, are the following:

•	INSS – Non-compensatory amounts – R$ 2,477,031: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,467,217: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 913,690: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ and CSLL - Losses and discounts on receipt of credits – R$ 458,981: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 423,888: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 379.031: deductibility of goodwill on acquisition of investments with future expected profitability.

•	IRPJ and CSLL – Profit made available abroad – R$ 343,384: discussion of the calculation basis for levy of these taxes on profits earned abroad.

•	INSS – Prevention Accident Factor (FAP) – R$ 325,130: adequacy of Insurance of Occupational Accident - SAT multiplier, in conformity with the number of Occupational Accident Notices.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.54

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 696,725 (R$ 736,224 at 03/31/2012) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	03/31/2013	03/31/2012
Securities (basically Financial Treasury Bills – Note 7b)	1,293,917	1,475,189
Deposits in guarantee (Note 13a)	3,825,254	3,284,746

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.55

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)   Other sundry receivables

	03/31/2013	03/31/2012
Deferred tax assets (Note 14b I)	35,690,496	28,271,169
Social contribution for offset (Note 14b I)	652,821	690,648
Taxes and contributions for offset	3,092,712	3,166,391
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,076,160	8,811,092
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,455,811	4,422,991
Escrow deposits for foreign fund raising program	814,683	626,667
Receivables from reimbursement of contingent liabilities (Note 12c)	696,725	736,224
Sundry domestic debtors	1,757,024	872,348
Sundry foreign debtors	416,611	109,305
Retirement plan assets (Note 19)	2,813,353	1,820,577
Recoverable payments	36,406	37,869
Salary advances	108,923	90,368
Amounts receivable from related companies	28,565	11,320
Operations without credit granting characteristics	150,919	199,625
Securities and credits receivable	459,172	532,350
(Allowance for loan losses)	(308,253)	(332,725)
Other	657,476	159,220
Total	59,448,685	50,025,814

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 192,315 (R$ 108,628 at 03/31/2012) and Deferred Tax Assets of R$ 699,465 (R$ 591,530 at 03/31/2012) (Note 14b I).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.56

b)  Prepaid expenses

	03/31/2013	03/31/2012
Commissions	3,123,612	3,387,640
Related to vehicle financing	759,592	1,099,448
Related to insurance and pension plan	1,374,250	1,398,563
Restricted to commissions/partnership agreements	688,284	558,123
Other	301,486	331,506
Brazilian deposit guarantee fund (*)	105,589	292,762
Advertising	534,255	439,465
Other	433,317	306,025
Total	4,196,773	4,425,892

(*)	Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of 10/24/2008.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.57

c)	Other sundry liabilities

	03/31/2013	03/31/2012
Provisions for contingent liabilities (Note 12b)	11,837,842	9,964,674
Provisions for sundry payments	1,948,004	2,128,295
Personnel provision	1,288,958	1,177,945
Sundry creditors - local	1,739,916	1,044,726
Sundry creditors - foreign	1,165,219	845,169
Liabilities for official agreements and rendering of payment services	356,578	494,874
Related to insurance operations	956,652	887,398
Liabilities for purchase of assets and rights	3,390	11,984
Creditors of funds to be released	1,212,382	1,051,712
Funds from consortia participants	86,585	82,355
Provision for Retirement Plan Benefits (Note 19)	617,172	331,410
Provision for health insurance (*)	639,450	625,771
Expenses for lease interests (Note 4i)	192,645	287,328
Other	730,304	524,820
Total	22,775,097	19,458,461
(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.58

d)	Banking service fees

	01/01 to 03/31/2013	01/01 to 03/31/2012
Asset management	833,310	706,511
Funds management fees	761,429	662,536
Consortia management fee	71,881	43,975
Current account services	177,490	166,101
Credit cards	1,786,116	1,595,429
Relationship with stores	1,763,312	1,480,267
Credit card processing	22,804	115,162
Sureties and credits granted	399,462	390,888
Loan operations	179,670	179,991
Guarantees provided	219,792	210,897
Receipt services	339,953	345,094
Collection fees	279,372	274,836
Collection services	60,581	70,258
Other	392,294	386,977
Custody services and management of portfolio	64,826	58,408
Economic and financial advisory	76,990	95,194
Foreign exchange services	23,825	23,589
Other services	226,653	209,786
Total	3,928,625	3,591,000

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.59

e)	Income from bank charges

	01/01 to 03/31/2013	01/01 to 03/31/2012
Loan operations/registration	231,134	295,999
Credit cards – annual fees and other services (*)	518,704	435,234
Deposit account	30,171	36,300
Transfer of funds	38,882	33,123
Income from securities brokerage (*)	101,056	97,015
Service package fees and other	731,899	514,713
Total	1,651,846	1,412,384
(*)	In compliance with BACEN Circular Letter No. 3,490.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.60

f)	Personnel expenses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Compensation	(1,532,399)	(1,465,458)
Charges	(527,763)	(518,754)
Welfare benefits (Note 19)	(474,540)	(344,564)
Training	(38,224)	(54,973)
Labor claims and termination of employees (Note 12b)	(461,149)	(373,178)
Stock Option Plan	(47,167)	(40,435)
Total	(3,081,242)	(2,797,362)
Employees’ profit sharing	(568,457)	(594,520)
Total with Employees’ profit sharing	(3,649,699)	(3,391,882)

g)	Other administrative expenses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Data processing and telecommunications	(866,633)	(871,204)
Depreciation and amortization	(442,967)	(377,116)
Installations	(538,604)	(553,883)
Third-party services	(769,358)	(776,586)
Financial system services	(112,578)	(111,151)
Advertising, promotions and publication	(200,402)	(188,076)
Transportation	(113,233)	(130,561)
Materials	(74,344)	(116,017)
Security	(130,935)	(132,773)
Travel expenses	(40,909)	(38,812)
Other	(139,525)	(131,855)
Total	(3,429,488)	(3,428,034)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.61

h)	Other operating revenue

	01/01 to 03/31/2013	01/01 to 03/31/2012
Reversal of operating provisions	14,771	5,433
Recovery of charges and expenses	8,463	13,709
Other	32,210	38,275
Total	55,444	57,417

i)	Other operating expenses

	01/01 to 03/31/2013	01/01 to 03/31/2012
Provision for contingencies (Note 12b)	(415,217)	(477,079)
Civil lawsuits	(369,931)	(450,090)
Tax and social security contributions	(40,158)	(23,496)
Other	(5,128)	(3,493)
Selling - Credit cards	(452,525)	(350,116)
Claims	(106,844)	(165,478)
Provision for health insurance (Note 13c)	(4,859)	(2,842)
Refund of interbank costs	(57,644)	(56,459)
Other	(217,681)	(277,048)
Total	(1,254,770)	(1,329,022)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.62

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with Income Tax and Social Contribution:

	01/01 to 03/31/2013	01/01 to 03/31/2012

Income before income tax and social contribution	4,935,591	5,429,987
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(1,974,236)	(2,171,995)

Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	22,720	13,614
Foreign exchange variation on investments abroad	(96,093)	(306,808)
Interest on capital	418,457	465,183
Corporate reorganizations	156,963	-
Dividends and interest on external debt bonds	36,470	47,584
Other nondeductible expenses net of non taxable income	54,703	67,426
Deferred tax asset recognized from prior periods	-	98,971
Total income tax and social contribution	(1,381,016)	(1,786,025)

II -	Composition of tax expenses:

	01/01 to 03/31/2013	01/01 to 03/31/2012
PIS and COFINS	(882,942)	(946,770)
ISS	(181,308)	(155,431)
Other	(110,589)	(94,218)
Total (Note 4o)	(1,174,839)	(1,196,419)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 55,214 (R$ 53,079 from 01/01 to 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.63

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.64

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	03/31/2012	03/31/2013	12/31/2012	Realization / Reversal	Effect of change in consolidation (1)	Increase	03/31/2013	31/03/2012
Reflected in income and expense accounts			31,568,063	(4,549,359)	221,259	4,705,648	31,945,611	28,057,530
Related to income tax and social contribution loss carryforwards			3,943,862	(359,594)	58,908	1,088,778	4,731,954	4,049,286
Related to disbursed provisions			18,133,301	(2,754,099)	128,868	2,454,071	17,962,141	16,052,363
Allowance for loan losses			14,963,203	(1,821,615)	104,201	1,693,224	14,939,013	12,338,031

Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			277,873	(277,873)	-	382,138	382,138	245,794
Allowance for real estate			62,134	(3,806)	-	103,642	161,970	72,878
Goodwill on purchase of investments			2,695,741	(629,345)	24,259	259,092	2,349,747	3,258,854
Other			134,350	(21,460)	408	15,975	129,273	136,806
Related to non-disbursed provisions (2)	22,131,308	24,528,704	9,490,900	(1,435,666)	33,483	1,162,799	9,251,516	7,955,881
Related to the operation	17,072,893	19,470,289	7,467,535	(1,435,666)	33,483	1,162,799	7,228,151	6,236,020
Legal liabilities – tax and social security	2,671,525	3,187,775	1,645,264	(19,577)	-	130,267	1,755,954	1,396,499
Provision for contingent liabilities	8,330,822	9,592,012	3,490,867	(369,268)	14,023	463,051	3,598,673	2,954,040
Civil lawsuits	3,126,588	3,676,030	1,421,603	(116,528)	5,329	143,233	1,453,637	1,236,475
Labor claims	2,696,453	3,394,717	1,229,130	(244,406)	4,410	296,524	1,285,658	1,018,865
Tax and social security contributions	2,457,039	2,472,528	821,500	(8,317)	4,183	23,294	840,660	679,180
Other	50,742	48,737	18,634	(17)	101	-	18,718	19,520
Adjustments of operations carried out in futures settlement market	31,881	8,285	8,983	(5,669)	-	-	3,314	12,585
Provision related to health insurance operations	625,771	639,450	253,836	-	-	1,943	255,779	250,309
Other non-deductible provisions	5,412,894	6,042,767	2,068,585	(1,041,152)	19,460	567,538	1,614,431	1,622,587

Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	2,023,365	-	-	-	2,023,365	1,719,861

Reflected in stockholders’ equity accounts
Corporate reorganizations	-	10,689,182	3,791,284	(156,962)	-	-	3,634,322	-
Adjustment to market value of available-for-sale securities	-	276,408	148,011	(44,656)	-	7,208	110,563	213,639
Total	22,131,308	35,494,294	35,507,358	(4,750,977)	221,259	4,712,856	35,690,496	28,271,169
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			658,941	(6,120)	-	-	652,821	690,648
(1)	Effect of change in consolidation criteria (Note 2b).
(2)	From a financial point of view, rather than recording the provision of R$ 24,528,704 (R$ 22,131,308 at 03/31/2012) and deferred tax assets of R$ 9,251,516 (R$ 7,955,881 at 03/31/2012), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 35,690,496 (R$ 28,271,169 at 03/31/2012) to R$ 26,438,980 (R$ 20,315,288 at 03/31/2012).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 699,465 (R$ 591,530 at 03/31/2012) and are basically represented by legal liabilities – tax and social security of R$ 462,061 (R$ 359,125 at 03/31/2012), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 233,683 (R$ 263,281 at 03/31/2012).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.65

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2012	Realization / Reversal	Increase (1)	03/31/2013	03/31/2012
Reflected in income and expense accounts	7,993,028	(1,107,706)	756,255	7,641,577	8,684,792
Depreciation in excess – leasing	5,452,529	(902,619)	526,203	5,076,113	6,633,606
Restatement of escrow deposits and contingent liabilities	1,044,702	(18,765)	33,259	1,059,196	976,915
Provision for Pension Plan Benefits	915,252	-	17,552	932,804	174,504
Adjustment to market value of securities and derivative financial instruments	186,037	(186,037)	159,004	159,004	638,234
Adjustments of operations carried out in future settlement market	116,918	-	12,058	128,976	54,104
Taxation of results abroad – capital gains	96,426	(19)	-	96,407	59,580
Other	181,164	(266)	8,179	189,077	147,849
Reflected in stockholders’ equity accounts	1,142,821	(567,671)	632	575,782	378,957
Adjustment to market value of available-for-sale securities	1,142,821	(567,671)	-	575,150	378,957
Provision for Pension Plan Benefits (2)	-	-	632	632	-

Total	9,135,849	(1,675,377)	756,887	8,217,359	9,063,749
(1)	Effect of change in consolidation criteria (Note 2b) in the amount of R$ 2,079, refering to restatement of escrow deposits and contingent liabilities.
(2)	Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provision for deferred income tax and social contribution totals R$ 3,777 (R$ 4,100 at 03/31/2012), basically represented by restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.66

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for
									deferred
			Tax loss/social				Social		income tax
	Temporary		contribution loss				contribution for		and social		Net deferred
	differences	%	carryforwards	%	Total	%	offset	%	contribution	%	taxes	%
2013	10,828,031	35%	688,403	14%	11,516,434	32%	6,705	1%	(1,547,131)	19%	9,976,008	36%
2014	4,835,563	16%	700,422	15%	5,535,985	16%	80,206	12%	(1,661,250)	20%	3,954,941	14%
2015	6,317,039	20%	553,405	12%	6,870,444	19%	93,492	14%	(2,187,219)	27%	4,776,717	17%
2016	3,200,181	10%	1,241,753	26%	4,441,934	13%	277,272	42%	(848,208)	10%	3,870,998	14%
2017	2,340,279	8%	1,277,348	27%	3,617,627	10%	194,760	31%	(590,430)	7%	3,221,957	11%
after 2017	3,437,449	11%	270,623	6%	3,708,072	10%	386	0%	(1,383,121)	17%	2,325,337	8%
Total	30,958,542	100%	4,731,954	100%	35,690,496	100%	652,821	100%	(8,217,359)	100%	28,125,958	100%

Present value (*)	28,295,800		4,234,296		32,530,096		577,010		(7,317,255)		25,789,851

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), at 03/31/2012 deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 843,261 at the mentioned date. At 03/31/2013 there are none deferred tax assets unrecorded.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.67

c)	Tax and social security contributions

	03/31/2013	03/31/2012
Taxes and contributions on income payable	1,378,097	1,918,538
Taxes and contributions payable	1,271,109	1,002,160
Provision for deferred income tax and social contribution (Note 14b II)	8,217,359	9,063,749
Legal liabilities – tax and social security (Note 12b)	7,333,849	6,608,943
Total	18,200,414	18,593,390

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 1,190,960 (R$ 890,872 at 03/31/2012) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 1,117,048 (R$ 857,625 at 03/31/2012), whose nature refers to PIS and COFINS – Calculation basis: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.68

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	03/31/2013	03/31/2012
Taxes paid or provided for	4,097,486	5,195,115
Taxes withheld and collected from third parties	2,389,158	3,365,681
Total	6,486,644	8,560,796

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.69

NOTE 15 – PERMANENT ASSETS

a)	Investment

I - Change of relevant investments - ITAÚ HOLDING

Companies		Balances at 12/31/2012	Amortization of goodwill	Subscriptions / Acquisitions / Sales	Dividends / Interest on capital paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and Other	Balances at 03/31/2013	Balances at 03/31/2012	Equity in earnings of subsidiaries from 01/01 to 03/31/2012
Domestic		54,683,079	(1,584)	300	(5,941,211)	1,821,960	(907,624)	49,654,920	49,657,979	2,092,163
Itaú Unibanco S.A.	(3a)(4a)(5a)	45,058,817	(1,584)	-	(2,989,726)	1,305,224	(821,860)	42,550,871	42,232,921	930,859
Banco Itaú BBA S.A.	(5b)	6,235,591	-	-	(799,611)	275,824	(85,519)	5,626,285	5,533,491	461,934
Itaú Corretora de Valores S.A.	(6)	879,321	-	-	-	11,566	(2)	890,885	749,356	56,156
Banco Itaucard S.A.	(4b)(5c)(6)	2,463,241	-	300	(2,151,874)	228,801	(243)	540,225	1,093,299	642,426
Itaú BBA Participações S.A.		46,107	-	-	-	545	-	46,652	48,912	788
Itaú Soluções Previdenciárias Ltda.		2	-	-	-	-	-	2	-	-
Foreign		3,548,367	(12,851)	259,667	-	43,749	441	3,839,373	2,607,882	40,847
Itau Chile Holdings, INC.	(3b)	2,982,642	(11,310)	200,510	-	21,407	2,222	3,195,471	2,166,417	7,088
Banco Itau Uruguay S.A.	(3c)	390,621	(1,178)	59,157	-	10,581	(1,781)	457,400	294,494	24,896
OCA S.A.	(3d)	127,657	(313)	-	-	11,790	-	139,134	107,213	9,042
OCA Casa Financeira S.A.	(3e)	44,369	(45)	-	-	(75)	-	44,249	37,151	(147)
ACO Ltda.	(3f)	3,078	(5)	-	-	46	-	3,119	2,607	(32)
GRAND TOTAL		58,231,446	(14,435)	259,967	(5,941,211)	1,865,709	(907,183)	53,494,293	52,265,861	2,133,010

(1) Dividends approved and not paid are recorded as Dividends receivable.

(2) At March 31, 2013, includes foreign exchange variation in the amount of R$ (36,488).

(3) At March 31, 2013, includes goodwill in the amounts of (a) R$ 35,374; (b) R$ 169,655, (c) R$ 17,670; (d) R$ 4,696; (e) R$ 682; (f) R$ 81.

(4) At March 31, 2013, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 27,314 and R$ (628,299); (b) R$ 6,874 and R$ (17,710);.

(5) At March 31, 2013, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (3,344) and R$ (23,820); (b) R$ 2,106 and R$ (45,488); and (c) R$ 429 and R$ (2,463).

(6) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

Companies	Capital	Stockholders’ equity	Net income for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in voting capital (%)	Equity share in capital (%)
				Common	Preferred	Quotas
Domestic
Itaú Unibanco S.A.	39,676,320	43,118,470	1,281,254	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	5,671,773	273,718	5,284,526	5,284,526	-	99.99	99.99
Itaú Corretora de Valores S.A.	1,046,841	2,082,556	12,802	-	811,503	-	-	1.94
Banco Itaucard S.A.	15,564,076	16,877,581	244,958	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú BBA Participações S.A.	25,196	46,652	545	12,953	25,906	-	100.00	100.00
Itaú Soluções Previdenciárias Ltda.	306,880	331,986	5,124	-	-	22	0.01	0.01
Foreign
Itau Chile Holdings, INC.	2,613,346	3,025,816	61,039	100	-	-	100.00	100.00
Banco Itau Uruguay S.A.	342,947	439,730	7,888	3,193,173,911	-	-	100.00	100.00
OCA S.A.	16,133	134,438	11,385	1,502,176,740	-	-	100.00	100.00
OCA Casa Financeira S.A.	20,820	43,567	(117)	646	-	-	100.00	100.00
ACO Ltda.	14	3,061	42	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.70

II - Composition of investments

	03/31/2013	03/31/2012
Investment in affiliates and jointly controlled entities	2,251,815	1,702,935
Domestic	2,173,441	1,476,878
Porto Seguro Itaú Unibanco Participações S.A. (*)	1,288,390	1,186,488
BSF Holding S.A.	831,440	-
Tecnologia Bancária S.A.(*)	50,811	38,979
Serasa S.A.	-	251,325
Other	2,800	86
Foreign	78,374	226,057
MCC Securities Inc. (Note 2b)	59,479	-
MCC Corredora de Bolsa (Note 2b)	14,784	-
Banco BPI, S.A. (BPI)	-	225,196
Other	4,111	861
Other investments	979,376	1,135,962
Investments through tax incentives	171,656	169,061
Equity securities	12,885	11,800
Shares and quotas	233,376	289,914
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	334,289	438,017
(Allowance for loan losses)	(267,879)	(204,536)
Total	2,963,312	2,634,361
(*)	For the purpose of accounting for participation in earnings, the position at 02/28/2013 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

III - Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 03/31/2013	01/01 to 03/31/2012
Investment in affiliates and jointly controlled entities – Domestic	61,143	37,949
Investment in affiliates and jointly controlled entities – Foreign	1,663	(69,009)
Dividends received from other investments	9,165	29,305
Result non arising from income controlled companies	(4,344)	(287)
Total	67,627	(2,042)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.71

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2012	Acquisitions	Depreciation and amortization expenses	Disposals	Exchange variation	Other	Balance at 03/31/2013	Balance at 03/31/2012
REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,823,716	115,668	(19,241)	(871)	(334)	(1,515)	1,917,423	1,710,639
Land		959,160	52	-	(871)	97	-	958,438	971,342
Buildings		864,556	115,616	(19,241)	-	(431)	(1,515)	958,985	739,297
Cost		2,471,850	115,616	-	-	(675)	(1,984)	2,584,807	2,296,450
Accumulated depreciation	4	(1,607,294)	-	(19,241)	-	244	469	(1,625,822)	(1,557,153)
OTHER FIXED ASSETS (3)		3,741,985	287,718	(340,447)	(5,466)	(3,283)	5,723	3,686,230	3,445,560
Improvements		639,105	30,124	(64,912)	-	(3,069)	7,366	608,614	641,205
Cost		1,252,190	30,124	-	(24,775)	(4,230)	7,478	1,260,787	1,213,190
Accumulated depreciation	10	(613,085)	-	(64,912)	24,775	1,161	(112)	(652,173)	(571,985)
Installations		513,734	31,920	(18,828)	(885)	1,169	(3,739)	523,371	413,193
Cost		871,511	31,920	-	(1,281)	286	(3,718)	898,718	967,401
Accumulated depreciation	10 to 20	(357,777)	-	(18,828)	396	883	(21)	(375,347)	(554,208)
Furniture and equipment		503,078	17,188	(20,247)	(1,188)	679	(4,917)	494,593	471,735
Cost		919,620	17,188	-	(1,588)	(2,565)	(3,810)	928,845	850,007
Accumulated depreciation	10 to 20	(416,542)	-	(20,247)	400	3,244	(1,107)	(434,252)	(378,272)
EDP systems (4)		1,826,169	201,435	(221,181)	(3,109)	(2,238)	7,069	1,808,145	1,667,675
Cost		5,490,063	201,435	-	(72,471)	(600)	8,594	5,627,021	5,150,775
Accumulated depreciation	20 to 50	(3,663,894)	-	(221,181)	69,362	(1,638)	(1,525)	(3,818,876)	(3,483,100)
Other (communication, security and transportation)		259,899	7,051	(15,279)	(284)	176	(56)	251,507	251,752
Cost		607,655	7,051	-	(663)	18	50	614,111	557,979
Accumulated depreciation	10 to 20	(347,756)	-	(15,279)	379	158	(106)	(362,604)	(306,227)
TOTAL REAL ESTATE IN USE		5,565,701	403,386	(359,688)	(6,337)	(3,617)	4,208	5,603,653	5,156,199
Cost		12,572,049	403,386	-	(101,649)	(7,669)	6,610	12,872,727	12,007,144
Accumulated depreciation		(7,006,348)	-	(359,688)	95,312	4,052	(2,402)	(7,269,074)	(6,850,945)

(1) There are no contractual commitments for purchase of new fixed assets.

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b).

(3) Includes the amount of R$ 3,705 related to attached real estate; fixed assets under construction in the amount of R$ 414,115, consisting of R$ 345,057 in real estate in use; R$ 17,261 in improvements, and R$ 51,797 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 186,714 at 03/31/2013.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.72

II) Goodwill

			CHANGES
	Amortization period	Balance at 12/31/2012	Acquisitions	Amortization expenses	Impairment	Disposals (*)	Balance at 03/31/2013	Balance at 03/31/2012
GOODWILL (Notes 2b and 4j)	10 years	101,424	1,850	(1,077)	-	(55,060)	47,137	83,960

(*) Disposals relating to goodwill recorded in the acquisition of participation in companies MCC Securities and MCC Corredora, joint ventures previously proportionately consolidated, became registered as participation in earnings as of 01/01/2013.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.73

III) Intangible assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2012	Acquisitions	Depreciation and amortization expenses (2)	Impairment (4)	Disposals	Exchange variation	Other	Balance at 03/31/2013	Balance at 03/31/2012
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (3)		698,203	39,449	(76,110)	-	-	-	-	661,542	732,024
Cost		1,479,325	39,449	1,366	-	(153,818)	-	-	1,366,322	1,694,718
Accumulated amortization	Up to 9	(781,122)	-	(77,476)	-	153,818	-	-	(704,780)	(962,694)
OTHER INTANGIBLE ASSETS		3,890,861	236,027	(125,995)	-	-	(1,719)	103,076	4,102,250	3,202,892
Association for the promotion and offer of financial products and services		1,139,441	17,000	(33,340)	-	-	(196)	100,183	1,223,088	1,249,010
Cost		1,315,864	17,000	(12,953)	-	-	(212)	109,993	1,429,692	1,375,401
Accumulated amortization	Up to 5	(176,423)	-	(20,387)	-	-	16	(9,810)	(206,604)	(126,391)
Acquisition/Development of software		2,379,531	219,027	(75,283)	-	-	311	2,892	2,526,478	1,542,596
Cost		3,048,792	219,027	-	-	(39,134)	(3,437)	3,542	3,228,790	2,077,710
Accumulated amortization	20	(669,261)	-	(75,283)	-	39,134	3,748	(650)	(702,312)	(535,114)
Goodwill on Acquisition (Note 4k)		15,488	-	(1,081)	-	-	-	-	14,407	18,730
Cost		24,699	-	-	-	-	-	(3,087)	21,612	21,612
Accumulated amortization	Up to 6	(9,211)	-	(1,081)	-	-	-	3,087	(7,205)	(2,882)
Other intangible assets		356,401	-	(16,291)	-	-	(1,834)	1	338,277	392,556
Cost		610,067	-	-	-	(1,277)	(6,411)	5	602,384	578,284
Accumulated amortization	10 to 20	(253,666)	-	(16,291)	-	1,277	4,577	(4)	(264,107)	(185,728)
TOTAL INTANGIBLE ASSETS		4,589,064	275,476	(202,105)	-	-	(1,719)	103,076	4,763,792	3,934,916
Cost		6,478,747	275,476	(11,587)	-	(194,229)	(10,060)	110,453	6,648,800	5,747,725
Accumulated amortization		(1,889,683)	-	(190,518)	-	194,229	8,341	(7,377)	(1,885,008)	(1,812,809)

(1) There are no contractual commitments for purchase of new intangible assets.

(2) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(3) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits.

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.74

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 03/31/2012), of which R$ 31,101,631 (R$ 31,280.067 at 03/31/2012) refers to stockholders domiciled in the country and R$ 13,898,369 (R$ 13,719,933 at 03/31/2012) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Shares of capital stock at 03/31/2013	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 03/31/2013	2,277,435,508	881,754,916	3,159,190,424
Residents abroad at 03/31/2013	11,850,892	1,399,894,784	1,411,745,676
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523,500)
Exercised – Granting of stock options	-	(729,981)	(729,981)	12,130
Disposals – Stock option plan	-	(4,006,085)	(4,006,085)	125,153
Treasury shares at 03/31/2013 (*)	2,100	47,818,173	47,820,273	(1,386,217)
Outstanding shares at 03/31/2013	2,289,284,300	2,233,831,527	4,523,115,827
Outstanding shares at 03/31/2012	2,289,284,300	2,230,818,624	4,520,102,924
(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at March 31, 2013:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	28.99
Market value	36.30	35.99

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.75

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment made in April 2012, it was increased by 25% to R$ 0.015 per share, in accordance with the Board of Directors’ meeting of February 6, 2012.

I - Calculation

Net income	2,472,977
Adjustments:
(-) Legal reserve	(123,649)
Dividend calculation basis	2,349,328
Mandatory dividend	587,332
Dividend – paid/provided for	587,332	25.0%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	135,555	-	135,555
Dividends - 2 monthly installments of R$ 0.015 per share paid in February and March 2013	135,555	-	135,555

Declared up to March 31, 2013 (Recorded in Other Liabilities – Social and Statutory)	519,531	(67,754)	451,777
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2013	67,839	-	67,839
Interest on capital - R$ 0.0999 per share	451,692	(67,754)	383,938
Total from 01/01 to 03/31/2013 - R$ 0.1299 net per share	655,086	(67,754)	587,332
Total from 01/01 to 03/31/2012 - R$ 0.1454 net per share	742,003	(84,887)	657,116

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.76

c)	Capital and revenue reserves

	03/31/2013	03/31/2012
CAPITAL RESERVES	870,524	745,346
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	585,907	460,729
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	40,091,360	34,639,500
Legal	4,511,652	3,986,366
Statutory:	35,579,708	30,653,134
Dividends equalization (1)	11,961,873	9,147,452
Working capital increase (2)	10,183,024	9,315,507
Increase in capital of investees (3)	13,434,811	12,190,175
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 03/31/2013	01/01 to 03/31/2012	03/31/2013	03/31/2012
ITAÚ UNIBANCO HOLDING	2,472,977	2,766,805	85,174,424	78,861,182
Amortization of goodwill	537,809	658,888	(3,703,607)	(6,376,931)
Corporate reorganizations	461,653	-	(7,054,860)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	3,472,439	3,425,693	74,415,957	72,484,251

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.77

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	03/31/2013	03/31/2012	01/01 to 03/31/2013	01/01 to 03/31/2012
Itau Bank, Ltd. (*)	791,718	716,294	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (Note 2b)	315,269	-	(8,622)	-
Banco Itaú BMG Consignado S.A. (Note 2b)	297,502	-	5,675	-
Luizacred S.A. Soc. Cred. Financiamento Investimento (Note 2b)	180,468	-	(14,800)	-
Itaú Gestão de Ativos S.A.	55,948	62,909	(433)	(518)
Investimentos Bemge S.A.	19,971	19,026	(215)	(288)
Banco Investcred Unibanco S.A. (Note 2b)	18,750	-	(177)	-
Biogeração de Energia S.A.	9,322	8,712	(22)	440
Redecard S.A.	-	981,755	-	(187,328)
Biu Participações S.A. (Note 2b)	-	105,150	-	(1,492)
Outras	8,080	10,475	(2,150)	(1,348)
Total	1,697,028	1,904,321	(20,744)	(190,534)
(*)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.78

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.79

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended March 31, 2013 – R$ 34.66 per share (at March 31, 2012 - R$ 36.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended March 31, 2013 - R$ 15,215 (at March 31, 2012 - R$ 50,883).

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2012	Granted	Exercised	Cancelled	at 03/31/2013	at 03/31/2012

Simple Options
12th	02/21/2006	12/31/2010	12/31/2013	30.54	30.41	35.79	4,907,880	-	(273,600)	-	4,634,280	5,281,130
12th	08/06/2007	12/31/2010	12/31/2013	30.54	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	34.73	34.73	35.99	874,167	-	(10,000)	-	864,167	874,167
13th	02/14/2007	12/31/2011	12/31/2014	38.89	-	-	6,242,500	-	-	-	6,242,500	7,350,650
13th	08/06/2007	12/31/2011	12/31/2014	38.89	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.89	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	39.69	-	-	75,901	-	-	(75,901)	-	75,901
35th	03/22/2007	03/22/2012	03/21/2013	39.65	-	-	29,514	-	-	(29,514)	-	29,514
36th	05/14/2008	05/14/2012	05/13/2013	49.40	-	-	25,300	-	-	-	25,300	25,300
17th	09/23/2009	09/23/2012	12/31/2014	40.12	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	44.83	-	-	7,168,922	-	-	-	7,168,922	9,160,879
14th	05/05/2008	12/31/2012	12/31/2015	44.83	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	44.83	-	-	45,954	-	-	-	45,954	45,954
Total options to be exercised					30.56	35.80	19,512,784	-	(283,600)	(105,415)	19,123,769	22,986,141
36th	05/14/2008	05/14/2013	05/13/2014	49.40	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	29.32	29.26	36.11	12,640,760	-	(118,360)	-	12,522,400	13,189,420
15th	10/28/2009	12/31/2013	12/31/2016	29.32	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	47.63	-	-	5,932,994	-	-	-	5,932,994	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	47.63	-	-	1,113,991	-	-	-	1,113,991	1,149,493
37th	04/19/2011	12/31/2015	12/31/2018	46.52	-	-	9,602,221	-	-	-	9,602,221	9,733,490
37th	01/13/2012	12/31/2015	12/31/2018	46.52	-	-	15,383	-	-	-	15,383	15,383
38th	01/13/2012	12/31/2016	12/31/2019	34.79	-	-	15,097	-	-	(2,547)	12,550	15,097
38th	04/27/2012	12/31/2016	12/31/2019	34.79	-	-	10,333,393	-	-	(9,871)	10,323,522	-
Total options outstanding					29.26	36.11	39,725,093	-	(118,360)	(12,418)	39,594,315	30,226,360
Total simple options					30.18	35.89	59,237,877	-	(401,960)	(117,833)	58,718,084	53,212,501

Partners Options
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
4th	03/03/2008	03/03/2013		-	-	35.05	372,944	-	(328,021)	-	44,923	388,432
Total options to be exercised						35.05	406,418	-	(328,021)	-	78,397	421,906
8th	08/17/2010	08/16/2013	-	-	-	-	328,512	-	-	(456)	328,056	339,632
9th	08/30/2010	08/16/2013	-	-	-	-	321,961	-	-	(4,138)	317,823	326,343
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	422,567	-	-	-	422,567	447,638
10th	09/30/2010	09/29/2013	-	-	-	-	1,814,394	-	-	(9,509)	1,804,885	1,828,584
17th	06/14/2012	02/27/2014	-	-	-	-	7,791	-	-	-	7,791	-
12th	02/28/2011	02/28/2014	-	-	-	-	1,530,408	-	-	(16,550)	1,513,858	1,540,153
6th	03/06/2009	03/06/2014	-	-	-	-	659,407	-	-	-	659,407	702,230
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
14th	11/04/2011	08/18/2014	-	-	-	-	509	-	-	-	509	509
17th	06/14/2012	08/18/2014	-	-	-	-	2,527	-	-	-	2,527	-
13th	08/19/2011	08/19/2014	-	-	-	-	686,769	-	-	(17,936)	668,833	689,615
17th	06/14/2012	02/23/2015	-	-	-	-	8,187	-	-	-	8,187	-
15th	02/24/2012	02/24/2015	-	-	-	-	1,572,092	-	-	(30,469)	1,541,623	1,580,201
16th	02/24/2012	02/24/2015	-	-	-	-	69,156	-	-	-	69,156	69,156
8th	08/17/2010	08/16/2015	-	-	-	-	327,415	-	-	(1,588)	325,827	338,923
9th	08/30/2010	08/16/2015	-	-	-	-	321,224	-	-	(11,038)	310,186	325,785
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,808,470	-	-	(22,893)	1,785,577	1,824,693
18th	02/27/2013	02/26/2016	-	-	-	-	-	2,361,872	-	(2,469)	2,359,403	-
17th	06/14/2012	02/27/2016	-	-	-	-	7,790	-	-	-	7,790	-
12th	02/28/2011	02/28/2016	-	-	-	-	1,527,683	-	-	(28,637)	1,499,046	1,538,785
14th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508	508
17th	06/14/2012	08/18/2016	-	-	-	-	2,527	-	-	-	2,527	-
13th	08/19/2011	08/19/2016	-	-	-	-	686,327	-	-	(24,720)	661,607	689,558
17th	06/14/2012	02/23/2017	-	-	-	-	8,186	-	-	-	8,186	-
15th	02/24/2012	02/24/2017	-	-	-	-	1,571,731	-	-	(35,982)	1,535,749	1,580,136
16th	02/24/2012	02/24/2017	-	-	-	-	69,151	-	-	-	69,151	69,151
18th	02/27/2013	02/26/2018	-	-	-	-	-	2,361,805	-	(2,498)	2,359,307	-
Total options outstanding					-	-	13,870,166	4,723,677	-	(208,883)	18,384,960	14,006,474
Total Partners Options					-	35.05	14,276,584	4,723,677	(328,021)	(208,883)	18,463,357	14,428,380
TOTAL SIMPLE/PARTNERS OPTIONS					30.18	35.51	73,514,461	4,723,677	(729,981)	(326,716)	77,181,441	67,640,881

(*)	Refers to the non exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.80

Summary of Changes in the Share-Based Instruments

No.	Vesting period		Prior balance 12/31/2012	New	Converted into shares	Cancelled	Balance at 03/31/2013
1st	08/17/2010	08/16/2013	107,371	-	-	-	107,371
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2013	412,320	-	(5,533)	-	406,787
3rd	02/28/2011	02/27/2012	435,351	-	(435,351)	-	-
3rd	02/28/2011	02/27/2013	435,342	-	-	-	435,342
4th	02/24/2012	02/24/2013	464,181	-	(464,181)	-	-
4th	02/24/2012	02/24/2014	464,165	-	-	-	464,165
4th	02/24/2012	02/24/2015	464,150	-	-	-	464,150
5th	02/27/2013	02/26/2014	-	147,056	-	-	147,056
5th	02/27/2013	02/26/2015	-	147,045	-	-	147,045
5th	02/27/2013	02/26/2016	-	147,034	-	-	147,034
Total			2,797,062	441,135	(905,065)	-	2,333,132

No.	Vesting period		Balance at 12/31/2011	New	Converted into shares	Cancelled	Balance at 03/31/2012
1st	08/17/2010	08/16/2012	110,588	-	-	-	110,588
1st	08/17/2010	08/16/2013	110,577	-	-	-	110,577
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2012	424,163	-	(5,533)	(11,834)	406,796
2nd	09/30/2010	09/29/2013	424,154	-	-	(11,834)	412,320
3rd	02/28/2011	02/27/2011	444,040	-	(444,040)	-	-
3rd	02/28/2011	02/27/2012	444,030	-	-	(8,679)	435,351
3rd	02/28/2011	02/27/2013	444,020	-	-	(8,678)	435,342
4th	02/24/2012	02/24/2013	-	468,852	-	(4,671)	464,181
4th	02/24/2012	02/24/2014	-	468,836	-	(4,671)	464,165
4th	02/24/2012	02/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(449,573)	(55,038)	3,331,839

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.81

III –	Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

		Vesting		Price of
Granting		period	Exercise	underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility
Partners Options (*)
18th	02/27/2013	02/27/2016	-	34.66	31.76	2.91%	-	-
18th	02/27/2013	02/27/2018	-	34.66	29.98	2.91%	-	-
(*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV -	Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to March 31, 2013 was R$ (47,167) (R$ (40,435) from January 1 to March 31, 2012), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	03/31/2013	03/31/2012
Amount received for the sale of shares – exercised options	118,985	166,704
(-) Cost of treasury shares sold	(137,283)	(187,651)
(+) Write-off of cost recognized of exercised options	27,853	61,574
Effect on sale (*)	9,555	40,627

 (*) Recorded in revenue reserves.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.82

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;.

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A., BSF Holding S.A., Tecnologia Bancária S.A., MCC Securities Inc. and MCC Corredora de Bolsa S.A..

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.83

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSE)			ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	03/31/2013	03/31/2012	01/01 to 03/31/2013	01/01 to 03/31/2012	Annual rate	03/31/2013	03/31/2012	01/01 to 03/31/2013	01/01 to 03/31/2012
Interbank investments	38,685,913	37,957,787	626,573	729,983		-	1,792,691	-	45,572
Itaú Unibanco S.A.	32,474,384	32,291,172	528,877	641,843		-	-	-	-
Grand Cayman Branch	6,211,529	5,666,615	97,696	88,140		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	606,275	-	15,466
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	164,959	-	4,834
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	1,021,457	-	25,272
Securities and Derivative financial instruments	10,255,732	3,297,333	138,682	15,654		-	-	-	-
Grand Cayman Branch	10,255,732	3,297,333	138,682	15,654		-	-	-	-
Deposits	(100,103)	(4,952,254)	(103)	(119,810)		-	-	(7)	(1,520)
Itaú Unibanco S.A.	(100,103)	(4,952,254)	(103)	(119,810)		-	-	-	-
Duratex S.A.	-	-	-	-		-	-	(4)	(1,067)
Elekeiroz S.A.	-	-	-	-		-	-	(3)	(209)
Porto Seguro S.A.	-	-	-	-		-	-	-	(3)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	(186)
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	-	-	(48)
Other	-	-	-	-		-	-	-	(7)
Securities sold under repurchase agreements	-	-	-	-		(28,138)	(100,296)	(984)	(3,367)
Duratex S.A.	-	-	-	-	100% of SELIC	(19,141)	-	(703)	(257)
Elekeiroz S.A.	-	-	-	-		-	-	(228)	(41)
Itautec S.A.	-	-	-	-	100% of SELIC	(2,085)	-	-	-
FIC Promotora de Venda Ltda.	-	-	-	-		-	(12,291)	-	(199)
Facilita Promotora S.A.	-	-	-	-	100% of SELIC	(6,912)	(2,127)	(53)	(66)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(801)	-	(43)
Banco Investcred Unibanco S.A.	-	-	-	-		-	(19,741)	-	(483)
Maxfácil Participações S.A	-	-	-	-		-	(65,336)	-	(1,584)
Other	-	-	-	-		-	-	-	(694)
Amounts receivable from (payable to) related companies	(304)	(369)	-	-		(81,971)	(128,230)	-	-
Itaú Corretora de Valores S. A.	(304)	(369)	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		108	83	-	-
Porto Seguro S.A.	-	-	-	-		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	(442)	-	-
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	(1,000)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,639)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	(2,445)	-	-
Fundação Itaubanco	-	-	-	-		1,458	1,234	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		(5,880)	(7,933)	-	-
Fundação BEMGEPREV	-	-	-	-		21	(8,362)	-	-
UBB Prev Previdência Complementar	-	-	-	-		-	(25,416)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(78,922)	(82,664)	-	-
Other	-	-	-	-		1,244	354	-	-
Banking service fees (expenses)	-	-	(795)	(1,003)		-	-	10,420	3,121
Itaú Corretora de Valores S. A.	-	-	(795)	(949)		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	7,695	5,776
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	1,345	1,246
Itaúsa Investimentos S.A.	-	-	-	(4)		-	-	247	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	-	(3,092)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	-	(2,742)
Porto Seguro S.A.	-	-	-	-		-	-	-	-
Other	-	-	-	(50)		-	-	1,133	1,933
Rent revenues (expenses)	-	-	(56)	-		-	-	(14,469)	(9,675)
Itaúsa Investimentos S.A.	-	-	(4)	-		-	-	(367)	-
Itaú Seguros S.A.	-	-	(40)	-		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	(11,624)	(6,831)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(2,374)	(2,508)
Other	-	-	(12)	-		-	-	(104)	(336)
Donation expenses	-	-	-	-		-	-	(25,800)	(20,700)
Instituto Itaú Cultural	-	-	-	-		-	-	(25,000)	(19,900)
Associação Clube A	-	-	-	-		-	-	(800)	(800)
Data processing expenses	-	-	(10)	(7)		-	-	(71,295)	(72,493)
Itautec S.A.	-	-	(10)	(7)		-	-	(71,295)	(72,493)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 1,009 (R$ 1,988 from 01/01 to 03/31/2012) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

ITAÚ UNIBANCO HOLDING made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.84

b)	Compensation of Management Key Personnel

Resolution No. 3,921/2010, of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.
To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.
In the period from January 1 to March 31, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 03/31/2013	01/01 to 03/31/2012
Compensation	58,428	79,015
Board of Directors	4,968	1,437
Management members	53,460	77,578
Profit sharing	65,047	27,735
Board of Directors	4,698	1,500
Management members	60,349	26,235
Contributions to pension plans	1,229	721
Board of Directors	1	1
Management members	1,228	720
Stock option plan – Management members	44,224	36,245
Total	168,928	143,716

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.85

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Interbank deposits	17,892,136	24,298,923	17,908,067	24,335,255	15,931	36,332	15,931	36,332
Securities and derivative financial instruments	261,203,678	201,616,191	262,350,889	202,390,863	2,396,422	1,732,517	1,147,211	774,672
Adjustment of available-for-sale securities					1,239,675	947,331	-	-
Adjustment of held-to-maturity securities					1,156,747	785,186	1,147,211	774,672
Loan, lease and other credit operations	344,159,822	321,417,336	346,026,881	322,424,236	1,867,059	1,006,900	1,867,059	1,006,900
Investments
BM&FBovespa	20,900	40,010	213,898	337,434	192,998	297,424	192,998	297,424
BPI (2)	-	225,196	-	225,196	-	(335,677)	-	-
Cetip S.A.	291	291	10,896	13,756	10,605	13,465	10,605	13,465
Porto Seguro Itaú Unibanco Participações S.A. (3)	1,288,390	1,186,488	2,778,729	1,977,646	1,490,339	791,158	1,490,339	791,158
Serasa S.A.	-	251,325	-	1,339,725	-	1,088,400	-	1,088,400
Parent company	-	166,265	-	1,254,665	-	1,088,400	-	1,088,400
Minority stockholders (4)	-	85,060	-	85,060	-	-	-	-
Fundings and borrowings (5)	195,107,165	202,431,668	195,484,699	202,658,254	(377,534)	(226,586)	(377,534)	(226,586)
Subordinated debt (Note 10f)	52,823,181	45,700,763	53,679,983	45,979,193	(856,802)	(278,430)	(856,802)	(278,430)
Treasury shares	1,386,217	1,475,911	1,721,053	1,775,593	-	-	334,836	299,682
Total unrealized					4,739,018	4,125,503	3,824,643	3,803,017

(1) This does not consider the corresponding tax effects.

(2) Unrealized result, considers adjustments to market value of available-for-sale securities. Investments disposed of in 04/20/2012.

(3) Parent company of Porto Seguro S.A.

(4) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(5) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.86

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BPI, BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.87

NOTE 19 – POST-EMPLOYMENTS BENEFITS

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted. The effects from adopting this Resolution, when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of March 31,2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19c.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3) (4)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (5)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

(5) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary

Social Security(PREVIC) on December 28, 2012.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.88

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	03/31/2013	03/31/2012
Discount rate (1)	8.16% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2012 so as to be consistent with the economic scenario at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions, and studies coordinated by the Investment Officer of EFPC regarding the economic assumptions.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.89

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At March 31, 2013 the allocation of plan assets and the allocation target for 2013, by type of asset, are as follows:

	Fair value		% Allocation
Types	At 03/31/2013	At 03/31/2012	03/31/2013	03/31/2012	2013 Target
Fixed income securities	13,728,957	10,582,055	90.49%	88.37%	53% to 100%
Variable income securities	870,757	1,013,092	5.74%	8.46%	0% to 20%
Structured investments	16,463	14,429	0.11%	0.12%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	529,506	341,821	3.49%	2.86%	0% to 7%
Loans to participants	25,811	22,961	0.17%	0.19%	0% to 5%
Total	15,171,494	11,974,358	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 603,298 (R$ 528,548 at 03/31/2012), and real estate rented to Group companies, with a fair value of R$ 499,112 (R$ 296,132 at 03/31/2012).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012 and 2013, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2013	03/31/2012
1 - Net assets of the plans	15,171,494	11,974,358
2 - Actuarial liabilities	(12,988,437)	(10,517,171)
3- Surplus (1-2)	2,183,057	1,457,187
4- Asset restriction (*)	(2,171,496)	(1,310,019)
5 - Net amount recognized in the balance sheet (3-4)	11,561	147,168
Amount recognized in Assets (Note 13a)	471,513	356,991
Amount recognized in Liabilities (Note 13c)	(459,952)	(209,823)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.90

V- Change in the net amount recognized in the balance sheet:

	03/31/2013
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(24,911)	(24,911)	-	(24,911)
Net interest	300,389	(256,051)	44,338	(43,677)	661
Benefits paid	(174,332)	174,332	-	-	-
Contributions of sponsor	6,881	-	6,881	-	6,881
Contributions of participants	2,615	-	2,615	-	2,615
Effects on asset ceiling	-	-	-	13,694	13,694
Actuarial gain/(loss) (1) (2)	(36,261)	24,087	(12,174)	(4,306)	(16,480)
Value at end of the period	15,171,494	(12,988,437)	2,183,057	(2,171,496)	11,561

	03/31/2012
	Net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	11,772,927	(10,413,448)	1,359,479	(1,262,610)	96,869
Cost of current service	-	(21,107)	(21,107)	-	(21,107)
Net interest	325,622	(246,239)	79,383	(43,599)	35,783
Benefits paid	(163,623)	163,623	-	-	-
Contributions of sponsor	7,015	-	7,015	-	7,015
Contributions of participants	3,628	-	3,628	-	3,628
Effects on asset ceiling	-	-	-	(47,409)	(47,409)
Actuarial gain/(loss) (1) (2)	28,790	-	28,790	43,599	72,389
Value at end of the period	11,974,358	(10,517,171)	1,457,187	(1,310,019)	147,168

(1) Gains/losses recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(2) The actual return on assets amounted to R$ 264,128 (R$ 337,016 at at March 31, 2012).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Capital reserves:

	Income		Stockholders’ Equity
	01/01 a 03/31/2013	01/01 a 03/31/2012	03/31/2013	03/31/2012
Cost of current service	(24,911)	(21,107)	-	-
Net interest	661	35,783	-	-
Effects on asset ceiling	-	-	13,694	(47,409)
Actuarial gain/(loss)	-	-	(13,865)	76,017
Total Amounts Recognized	(24,250)	14,676	(171)	28,608

During the period, contributions made totaled R$ 6,881 (R$ 7,015 at March 31, 2012). The contribution rate increases based on the beneficiary’s salary.

In 2013, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 35,494.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2013	708,111
2014	740,621
2015	761,722
2016	783,866
2017	806,162
2018 to 2022	4,399,475

VII- Sensitivity of defined benefit obligation

The impact of the change in the discount rate assumption by 0.5% on actuarial liability is as follows:

Change in Assumption	Effect on Actuarial Liability	R$	Percentage
- Decrease by 0.5%	Increase	868,151	6.42%
- Increase by 0.5%	Decrease	(778,961)	(6.04)%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.91

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	03/31/2013			03/31/2012
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,645,829	(317,834)	2,327,995	1,756,562	(313,376)	1,443,186
Net interest	51,495	(6,467)	45,028	48,717	(8,691)	40,026
Contribution	(39,762)	-	(39,762)	(47,395)	-	(47,395)
Effects on asset ceiling	-	-	-	-	(259)	(259)
Financial Gain/(Loss)	8,579	-	8,579	19,337	8,691	28,029
Amount - end of the period (Note 13a)	2,666,141	(324,301)	2,341,840	1,777,221	(313,635)	1,463,586

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Capital reserves:

	Income		Stockholders’ Equity
	01/01 a 03/31/2013	01/01 a 03/31/2012	03/31/2013	03/31/2012
Contributions	(39,762)	(47,395)	-	-
Net interest	45,028	40,026	-	-
Financial Gain/(Loss)	-	-	8,579	28,029
Effects on asset ceiling	-	-	-	(259)
Total Amounts Recognized	5,266	(7,370)	8,579	27,770

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 53,915 (R$ 60,091 at 03/31/2012), of which R$ 39,762 (R$ 47,395 at 03/31/2012) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

I - Change in the net amount recognized in the balance sheet:

	03/31/2013	03/31/2012
At the beginning of the period	(148,523)	(120,154)
Cost of interest	(3,107)	(2,979)
Benefits paid	1,238	1,546
Actuarial loss	(6,828)	-
At the end of the period (Note 13c)	(157,220)	(121,587)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Capital reserves:

	Income		Stockholders’ Equity
	01/01 a 03/31/2013	01/01 a 03/31/2012	03/31/2013	03/31/2012
Net interest	(3,107)	(2,979)	-	-
Benefits paid	1,238	1,546	-	-
Actuarial loss	-	-	(6,828)	-
Total Amounts Recognized	(1,869)	(1,433)	(6,828)	-

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2013	6,136
2014	6,671
2015	7,233
2016	7,796
2017	8,409
2018 to 2022	52,171

III- Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1.0% decrease	1.0% decrease
Service cost and cost of interest	Income	2,161	(1,699)
Ppresent value of obligation	Capital reserves	26,486	(20,819)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.92

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Latin America Consolidated (2)		Itaú Europe Consolidated (3)		Cayman Consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)

	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Assets
Current assets and long-term receivables
Cash and cash equivalents	2,951,794	2,933,286	2,500,507	1,942,506	354,963	249,965	706,209	3,614,685	1,183,794	809,651	7,075,247	4,660,597
Interbank investments	8,903,151	11,994,110	2,733,319	1,199,270	2,444,944	2,108,217	7,724,290	7,512,931	214,006	782,852	11,790,299	13,657,554
Securities	54,975,384	43,897,650	4,147,825	3,800,337	2,051,080	1,584,526	5,397,770	4,729,889	29,298	28,226	65,977,332	53,502,277
Loan, lease and other credit operations	40,013,475	33,359,462	27,733,870	19,888,071	7,296,724	7,234,472	96,393	300,830	1,697	699	75,081,431	60,697,863
Foreign exchange portfolio	35,776,276	40,902,149	696,260	444,196	4,344,711	2,311,307	1,195,493	392,341	-	-	37,817,296	43,689,875
Other assets	2,063,805	1,416,134	3,669,109	2,918,422	370,037	301,440	1,233,261	1,096,549	349,806	226,029	7,528,504	5,857,420
Permanent assets
Investments	14,161	21,354	5,317	4,548	5,002	114,069	55,134	44,526	441,965	119,608	80,416	259,581
BPI	-	-	-	-	-	110,347	-	-	-	114,850	-	225,196
Other investments	14,161	21,354	5,317	4,548	5,002	3,722	55,134	44,526	441,965	4,758	80,416	34,385
Fixed and intangible assets	21,174	26,452	561,210	482,096	161,837	167,513	828	1,607	18,279	16,085	710,612	693,754
Total	144,719,220	134,550,597	42,047,417	30,679,446	17,029,298	14,071,509	16,409,378	17,693,358	2,238,845	1,983,150	206,061,137	183,018,921

LIABILITIES
Current and long-term liabilities
Deposits	34,886,829	43,520,145	27,418,983	21,233,520	6,262,871	5,399,083	1,275,642	2,789,477	-	-	62,209,879	60,245,191
Demand deposits	6,480,307	8,354,361	7,841,254	5,628,323	3,371,358	2,531,220	511,342	1,138,701	-	-	17,582,240	12,730,983
Savings deposits	-	-	3,959,215	3,133,182	-	-	-	-	-	-	3,959,215	3,133,182
Interbank deposits	10,914,950	10,147,846	106,611	172,631	1,391,077	1,211,931	764,300	-	-	-	7,212,349	10,888,741
Time deposits	17,491,572	25,017,938	15,511,903	12,299,384	1,500,436	1,655,932	-	1,650,776	-	-	33,456,075	33,492,285
Deposits received under securities repurchase agreements	19,186,422	10,039,212	492,389	171,082	-	-	2,918,007	1,691,728	-	-	19,162,049	9,730,950
Funds from acceptance and issuance of securities	6,185,064	2,547,595	2,692,285	1,526,962	3,661,630	3,435,239	2,233,981	2,705,121	-	-	14,749,883	10,190,414
Borrowings	19,938,766	13,532,719	2,632,201	1,755,292	368	559,930	9,972	9,768	2,473	30,998	22,583,779	15,857,709
Derivative financial instruments	1,697,806	1,250,676	245,937	202,235	474,671	539,240	514,730	602,823	-	-	2,549,884	2,113,493
Foreign exchange portfolio	35,788,014	40,998,113	685,853	443,933	4,248,110	2,311,596	1,219,858	391,443	-	-	37,746,391	43,784,966
Other liabilities	17,493,261	10,219,764	2,545,149	2,101,553	419,396	473,061	1,238,768	2,505,609	339,461	176,634	21,817,802	15,327,205
Deferred income	77,521	54,060	1,964	9,566	15,600	22,031	-	63	1,210	3,070	96,296	88,789
Minority interest in subsidiaries	-	-	8,869	8,571	64	61	791,718	716,294	-	3	792,041	716,553
Stockholders’ equity
Capital and reserves	9,264,422	12,015,100	5,182,521	3,093,840	1,834,410	1,365,821	6,205,438	6,278,728	1,899,480	1,797,625	23,923,549	24,514,564
Net income for the period	201,115	373,213	141,266	132,892	112,178	(34,553)	1,264	2,304	(3,779)	(25,180)	429,584	449,087
Total	144,719,220	134,550,597	42,047,417	30,679,446	17,029,298	14,071,509	16,409,378	17,693,358	2,238,845	1,983,150	206,061,137	183,018,921
Statement of Income
Income from financial operations	759,670	1,036,221	754,062	595,353	180,841	58,318	13,152	73,625	(5,253)	7,456	1,641,740	1,719,632
Expenses of financial operations	(440,543)	(651,680)	(294,410)	(244,301)	(26,946)	(31,493)	8,616	(45,431)	(36)	(188)	(704,761)	(916,288)
Result of loan losses	(95,281)	(8,351)	(79,623)	(12,644)	796	143	-	-	1,128	(17)	(172,979)	(20,870)
Gross income from financial operations	223,846	376,190	380,029	338,408	154,691	26,968	21,768	28,194	(4,161)	7,251	764,000	782,474
Other operating revenues (expenses)	(22,731)	(2,929)	(177,823)	(168,372)	(28,544)	(53,297)	(20,504)	(25,890)	6,679	(21,726)	(252,968)	(277,203)
Operating income	201,115	373,261	202,206	170,036	126,147	(26,329)	1,264	2,304	2,518	(14,475)	511,032	505,271
Non-operating income	-	(48)	1,102	31	(3,532)	93	-	-	407	371	(2,453)	300
Income before taxes on income and profit sharing	201,115	373,213	203,308	170,067	122,615	(26,236)	1,264	2,304	2,925	(14,104)	508,579	505,571
Income tax	-	-	(53,905)	(37,041)	(8,737)	(6,596)	-	-	(6,704)	(11,076)	(69,347)	(54,713)
Statutory participation in income	-	-	(7,936)	(42)	(1,699)	(1,722)	-	-	-	-	(9,635)	(1,763)
Minority interest in subsidiaries	-	-	(201)	(92)	(1)	1	-	-	-	-	(13)	(8)
Net income (loss)	201,115	373,213	141,266	132,892	112,178	(34,553)	1,264	2,304	(3,779)	(25,180)	429,584	449,087
(1)	Itaú Unibanco S.A. - Branches Grand Cayman, New York and Tokyo, ITAÚ UNIBANCO HOLDING S.A - Branch Grand Cayman, Banco Itaú-BBA S.A - Nassau Branch; only at 03/31/2012, Unibanco Branch Grand Cayman and Itaú Unibanco S.A. - Nassau Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias Limitada (50%), MCC Securites INC. (50%) and Itaú BBA SAS; only at 03/31/2012, EF Securitizadora S.A.; only at 03/31/2013, Itaú BBA Colômbia and MCC Corredora de Bolsa (50,0489%).
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International Limited; only at 03/31/2012, BIE Directors Ltd, BIE Nominees Lda and Banco Itau BBA International S.A .
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 03/31/2012, Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Asset Management Limited and Itau USA Asset Management; only at 03/31/2012, Zux Cayman Company Ltd. and Líbero Trading International Ltd.

(6)  Foreign consolidated information presents balances net of eliminations from consolidation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.93

NOTE 21 – RISK AND CAPITAL MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital, liquidity and reputation.

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio;

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk.

In compliance with CMN Resolution No. 3,988, of June 30, 2011 ITAÚ UNIBANCO HOLDING implemented its capital management structure and is preparing the first report on internal capital adequacy assessment process (ICAAP), to be submitted to BACEN in September 2013, at the June 2013 reporting date.

The capital management process supports ITAÚ UNIBANCO HOLDING through a continuing process of:

•	Monitoring the capital requirement kept by ITAÚ UNIBANCO HOLDING in normal and stress scenarios, taking into account regulatory requirements and the Board of Directors’ guidelines;
•	Planning targets and capital requirements, taking into account ITAÚ UNIBANCO HOLDING’s strategic objectives;
•	Adopting a proactive attitude in relation to capital management.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that the ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established policies, norms and procedures. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3.477.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Março de 2013	4.94

I – Market Risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by the corporate guidelines on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI) about metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective
•	promoting the disciplined and educated discussion on the global risk profile and its evolution over time;
•	increasing transparency on the way the business seeks the optimization of results;
•	providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business and audit ones, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and people in charge, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

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The market risk analyses are conducted based on the following metrics:

•	Value at Risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop Loss: additional stress scenario in which results are added to the maximum potential loss in bullish and bearish scenarios;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric that aims to measure the potential loss due to certain confidence level, maintenance specific period and window of historical returns that include periods of high volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching (gap) analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV1- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;
•	Stop Loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In March 2013, ITAÚ UNIBANCO HOLDING recorded a Total Global VaR of R$ 194 million (R$ 143 million in March 2012).

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II – Credit Risk

Credit risk is the possibility of incurring losses in connection with: (i) the breach by the borrower or counterparty of the respective agreed-upon financial obligations, (ii) the devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) the reduction in gains or compensation, (iv) the advantages given upon renegotiation and (v) the recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of ITAÚ UNIBANCO HOLDING’s credit risk management aims at creating value to stockholders, through the analysis of the risk-adjusted return, focusing on maintaining the quality of credit portfolio in levels adequate to each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease. ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

For ITAÚ UNIBANCO HOLDING operational risk is defined as the possibility that strategic, tactical or operational objectives are negatively impacted due to uncertain events caused by failures, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The purposes of operational risk management is to identify, evaluate, measure and respond to the ITAÚ UNIBANCO HOLDING’s operational risks and monitor them for the purpose of maintaining losses and risks within the limits established by ITAÚ UNIBANCO HODLING and to ensure adherence to the internal guidelines and current regulation. The managers of the business and support areas use corporate methodologies that are built and made available by the operational risk and internal control and compliance areas to support the management process.

The operational risk control is the process of measurement, monitoring and reporting of the organization’s risk aimed at ensuring that ITAÚ UNIBANCO HODLING’s risk profile is within the limits established by Senior Management and that Senior Management is informed of the main risks of the institution in a timely manner. This control is carried out by the operational risk, internal control and compliance areas, which, in turn, use control methodologies and risk information generated by the business areas. Within the governance of the operational risk management process, there are specific operational risk and control forums conducted by the internal control and compliance areas where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

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The set of principles, governance, roles and responsibilities, methodologies and procedures that support the operational risk management process applied to products, services, activities, processes and systems is described and published in an operational risk management institutional norm. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490, July 1, 2008. Therefore, since this date, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the ITAÚ UNIBANCO HOLDNIG’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding, and terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

The document that expresses the guidelines set forth by the internal policy on liquidity risk management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Additionally, ITAÚ UNIBANCO HOLDNIG establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the possibility of incurring losses arising from insurance, pension plan and capitalization operations that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves.

The insurance risk management process is supported by roles and responsibilities determined by the business and risk control areas so as to reinforce the separation of the management and control activities and, therefore, ensure the independence between the areas. Additionally, there is a governance process that ensures an independent validation of the products and negotiations in question, ensuring compliance with the many internal and regulatory demands.

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NOTE 22 –SUPPLEMENTARY INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	03/31/2013	03/31/2012
Permanent foreign investments	24,353,133	24,963,651
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(42,862,603)	(42,583,000)
Net foreign exchange position	(18,509,470)	(17,619,349)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2013	03/31/2012	03/31/2013	03/31/2012	03/31/2013	03/31/2012
Investment funds	417,618,034	368,272,850	417,618,034	368,272,850	2,091	2,021
Fixed income	380,111,917	338,178,362	380,111,917	338,178,362	1,711	1,684
Shares	37,506,117	30,094,488	37,506,117	30,094,488	380	337
Managed portfolios	233,714,323	169,151,519	164,299,522	121,042,819	15,545	15,184
Customers	112,183,423	96,054,045	72,823,261	77,004,845	15,476	15,089
Itaú Group	121,530,900	73,097,474	91,476,261	44,037,974	69	95
TOTAL	651,332,357	537,424,369	581,917,556	489,315,669	17,636	17,205

 (*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d) Funds of consortia

	03/31/2013	03/31/2012
Monthly estimate of installments receivable from participants	94,859	80,249
Group liabilities by installments	6,731,519	6,125,361
Participants – assets to be delivered	6,192,915	5,723,913
Funds available for participants	704,111	550,102
(In units)
Number of managed groups	820	784
Number of current participants	291,347	232,756
Number of assets to be delivered to participants	162,095	139,621

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

During the period from January 1 to March 31, 2013 and 2012 the consolidated companies made no donations (R$ 280 at March 31, 2012) and the Foundation’s social net assets totaled R$ 3,464,033 (R$ 3,036,998 at March 31, 2012). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 25,000 (R$ 19,900 from January 1 to March 31, 2012).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2013, the consolidated companies made donations to Clube “A” in the amount of R$ 800 (R$ 800 from January 1 to March 31, 2012).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 03/31/2013	01/01 to 03/31/2012
Provision for contingencies (Note 12)	(39,614)	(62,830)
Market value based on the share price – BPI (Note 15a II)	-	(55,084)
Total	(39,614)	(117,914)

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

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Report on Review

To the Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at March 31, 2013 and the related statements of income, changes in stockholders equity’s and cash flows for the three-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at March 31, 2013 and the related consolidated statements of income and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the stand alone interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the stand alone interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at March 31, 2013, and the financial performance and cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Conclusion on the Consolidated interim Financial Statements

Based on our review, nothing has come to our attention that causes us to believe that the Consolidated interim financial statements referred to in the first paragraph do not presented fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2013, and the financial performance and cash flows, for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the three-month period ended March 31, 2013, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, April 25, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to March 31, 2013, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, April 25, 2013.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS

Member

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